INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                               Filed Pursuant To Rule 424(a)
                                               Registration No. 333-56833

                                                           SUBJECT TO COMPLETION

                                                             DATED JULY 21, 1998


                                5,400,000 SHARES

                             ARGO-TECH GROUP, INC.

                                 COMMON SHARES
                               ------------------

     Of the 5,400,000 Common Shares, without par value (the "Common Shares"), being offered hereby (the "Offering"), 3,600,000 shares are being sold by Argo-Tech Group, Inc. ("Argo-Tech" or the "Company") and 1,800,000 shares are being sold by a selling shareholder (the "Selling Shareholder"). See "Principal and Selling Shareholder." Prior to the Offering, there has been no public market for the Common Shares. It is currently estimated that the initial public offering price will be between $13.00 and $15.00 per share. See "Underwriting" for the factors considered in determining the initial public offering price. Application has been made to have the Common Shares listed on the New York Stock Exchange under the symbol " ".

                               ------------------
     SEE "RISK FACTORS" BEGINNING ON PAGE 7 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON SHARES OFFERED HEREBY.
                               ------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
                                 PRICE               UNDERWRITING             PROCEEDS
                                   TO               DISCOUNTS AND                TO            PROCEEDS TO SELLING
                                 PUBLIC              COMMISSIONS             COMPANY(1)            SHAREHOLDER
--------------------------------------------------------------------------------------------------------------------
Per Share..............            $                      $                      $                      $
--------------------------------------------------------------------------------------------------------------------
Total (2)..............            $                      $                      $                      $
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------

(1) Before deducting expenses estimated at $     , payable by the Company.

(2) The Company and the Selling Shareholder have granted the Underwriters a 30-day option to purchase up to 810,000 additional Common Shares solely to cover over-allotments, if any. To the extent that the option is exercised, the Underwriters will offer the additional shares at the Price to Public shown above. If the option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company, and Proceeds to
    the Selling Shareholder will be $     , $     , $     and $     ,
    respectively. See "Underwriting".
                               ------------------
     The Common Shares are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the Common Shares offered hereby will be made at the offices of BT Alex. Brown Incorporated, Baltimore, Maryland, on or about
              , 1998.

BT Alex. Brown                                         McDonald & Company
                                                        Securities, Inc.

                  THE DATE OF THIS PROSPECTUS IS        , 1998

     The Company's logo is at the top of the page. There is a photograph of a large commercial aircraft. Photographs labeled "Main Engine Pump," "Boost and Transfer Pump," "Hydraulic Motor" and "Fuel System Component Gate Assembly" point to the aircraft, indicating where such Company-manufactured equipment is used.

                         ------------------------------

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON SHARES. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THIS OFFERING AND MAY BID FOR AND PURCHASE COMMON SHARES IN THE OPEN MARKET. FOR A DISCUSSION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the consolidated financial statements and notes thereto appearing elsewhere in this Prospectus. As used herein, unless the context otherwise indicates, references to the "Company" or "Argo-Tech" refer to Argo-Tech Group, Inc., and its direct and indirect wholly owned subsidiaries (the "Subsidiaries"), including Argo-Tech Corporation ("ATC") and J.C. Carter Company ("Carter"). Unless otherwise indicated or the context otherwise requires, all share and per-share data in this Prospectus and all other information relating to the Offering (i) assumes no exercise of the Underwriters' over-allotment option, (ii) gives effect to the 9.2157-for-1 share split of the Common Shares (the "Share Split") and (iii) gives effect to the Reorganization (as defined). As used herein, "large commercial aircraft" refers to jet aircraft manufactured outside of the former Soviet bloc, capable of seating 100 or more passengers, "large commercial aircraft engines" refers to commercial jet engines manufactured outside of the former Soviet bloc that have 10,000 pounds of thrust or more, and "airframes" refers to jet airframes manufactured outside of the former Soviet bloc.

                                  THE COMPANY

     The Company is a leading designer, manufacturer and servicer of high performance fuel flow devices for the aerospace industry. The Company provides a broad range of products and services to substantially all commercial and domestic military engine and airframe manufacturers, to airlines worldwide and to the U.S. and certain foreign militaries. The Company is the world's leading supplier of main engine fuel pumps to the commercial aircraft industry and is a leading supplier of airframe products and aerial refueling systems. As of December 31, 1997, the Company's main engine fuel pumps were used in approximately 8,500, or two-thirds, of the large commercial aircraft in service throughout the world and during calendar year 1997 the Company received orders for approximately 74% of all new main engine fuel pumps ordered by large commercial engine manufacturers worldwide. The Company estimates that one or more of its airframe fuel pumps or accessories are installed on over 80% of all large commercial and U.S. designed military aircraft currently in use. Aerial refueling components manufactured by the Company are, or are scheduled to be, installed in 100% of the U.S. designed military aircraft equipped with aerial refueling capabilities. The Company is also a leading manufacturer of components for ground fueling systems and estimates that one or more of its fueling hydrants, couplers and nozzles are installed in approximately 65% of airports worldwide.

     Main engine fuel pumps are precision mechanical pumps, mounted to the aircraft's engines, that maintain the flow of fuel to the engine at a precise rate and pressure. Airframe fuel pumps and airframe accessories are used to transfer fuel to the engine systems and to shift and control fuel between tanks in order to maintain aircraft balance. Aerial refueling systems permit military aerial tankers to refuel fighter, bomber and other military aircraft while in flight. Ground fueling systems transfer fuel from fueling trucks and underground tanks to the underwing fuel receptacle of the aircraft. Sales to original equipment manufacturers ("OEMs") provide the Company with a platform for its substantial aerospace aftermarket business, which accounted for approximately 49% of its net revenues for the 27 week period ended May 2, 1998.

     The Company expects the airline industry to grow over the next several years as many key indicators of demand -- airline traffic and profitability, aircraft utilization and firm aircraft orders -- remain favorable. According to Boeing's 1998 Current Market Outlook (the "Boeing Report"), world air traffic grew at a rate of 6.1% in 1997 and is expected to increase by an average of 5.0% per year over the next ten years. The Airline Monitor, an industry trade publication, reports that commercial airlines are currently experiencing historically high passenger capacity ratios of approximately 70%, which suggests that the industry is bordering on a capacity shortage. This potential shortage is evidenced by increased demand for new aircraft as well as for spare parts and repair and overhaul services. Moreover, delayed airline retirements of existing aircraft as well as conversions from retired commercial passenger to freight carrier service can extend the normal life cycle of an aircraft from 25 years to 35 years, which in turn increases and extends the demand for typically higher margin aftermarket services. Management believes that these favorable industry conditions will continue for the near term. Unlike commercial aerospace demand, which has been susceptible to regular business cycles, demand for military aerospace products is primarily driven by the requirements of the defense industry and government spending. In addition, demand is tied to specific military aircraft programs which typically call for steady, low-rate production volumes.

     From fiscal 1995 to fiscal 1997, the Company's sales, adjusted operating income and adjusted net income increased from $86.7 million, $15.1 million and $2.2 million, respectively, to $117.1 million, $28.2 million and $8.8 million, respectively, representing compound annual growth rates of 16.2%, 36.7% and 100.0%, respectively. Excluding the acquisition of Carter (the "Acquisition"), the Company's sales, adjusted operating income and adjusted net income increased to $113.3 million, $27.7 million and $9.0 million, representing compound annual growth rates of 14.3%, 35.5% and 102.3% respectively. For the 27 week period ended May 2, 1998, the Company's sales, adjusted operating income and adjusted net income increased 61.3%, 83.5% and 65.7% over the comparable prior period, to $85.8 million, $21.1 million and $5.8 million, respectively. Adjusted operating income and adjusted net income exclude charges for the amortization of inventory step-up related to the Acquisition amounting to $1.5 million ($0.9 million net of tax) and $9.0 million ($5.3 million net of tax) for fiscal 1997 and the 27 week period ended May 2, 1998, respectively. Operating income and net income were $26.7 million and $7.9 million, respectively, for fiscal 1997 and $12.1 million and $0.5 million, respectively, for the 27 week period ended May 2, 1998. Excluding the Acquisition, for the 27 week period ended May 2, 1998, the Company's sales, operating income and net income increased 15.0%, 55.7% and 120.0%, respectively, over the comparable prior period.

     From fiscal 1995 to fiscal 1997, the Company's debt increased from $118.6 million to $248.9 million. This increase is attributable to the Acquisition and the repurchase of the Company's preferred stock, and payment of the related accrued dividends, all of which occurred in fiscal 1997.

COMPETITIVE STRENGTHS

     The Company believes it has a strong competitive position as a result of the following factors:

     - Strong Industry Position and Largest Installed Base. Argo-Tech is the world's leading supplier of main engine fuel pumps for commercial use with the largest installed base (approximately 30,000) in the aerospace industry. The Company is a leading supplier of military main engine fuel pumps and airframe fuel pumps and accessories with an installed base of over 215,000. In addition, the company has an installed base of 145,000 other engine pumps and airframe accessories, including fuel gear motors and small engine fuel pumps for helicopters, turboprop and business aircraft as well as an installed base of 5,800 aerial refueling components.

     - Recurring and Profitable Aftermarket Business. The strong demand for the Company's aftermarket parts and services is directly related to the Company's extensive installed base. The Company's spare parts, repair and overhaul services can often generate six or more times the aggregate sales of the OEM program at significantly higher margins, since most modern aircraft have a useful life of 25 years or more, and require regular maintenance. Replacement parts for airframe and engine components must be certified or accepted by the Federal Aviation Administration (the "FAA"), the United States Department of Defense (the "DOD") and similar agencies in foreign countries, as well as by the specific airline customer. Accordingly, these parts are almost exclusively provided by the original manufacturer of the component in order to avoid the time and expense of recertification. The Company's aerospace aftermarket, military and industrial sales constituted 78% of total sales for the 27 week period ended May 2, 1998, providing the Company with a recurring and profitable revenue base.

     - Technological Leadership and New Product Development. Management believes that the Company is a technological leader in its industry. The Company maintains its technological leadership by operating state-of-the-art facilities and employing over 110 engineers. The Company also staffs an on-site design engineer at two of its major OEM customers. These on-site engineers, in combination with its engineering and design staffs, assist the Company in the development of innovative products that address the needs and requirements of its customers and enhance its ability to win new contracts. As a result of this technological leadership, the Company's main engine fuel pumps have been selected for 22 of the 34 large commercial aircraft engine programs put into production over the last 20 years.

     - Strong Relationships with Customers Worldwide. The Company has developed strong relationships with its OEM customers (including General Electric Company ("GE"), Pratt and Whitney and Rolls-Royce), airline customers (including American Airlines, Lufthansa, Japan Air Lines and United Airlines) and freight carrier customers (including Federal Express and United Parcel Service). Specifically, the

       Company has been a major supplier of main engine fuel pumps to Pratt and Whitney for over 40 years, and has maintained its relationship with United Airlines since 1962. Management believes that the Company's reputation for quality and service in the aftermarket has further solidified its relationships with its airline and freight carrier customers. In addition to purchasing parts and services in the aftermarket, these airline customers are also influential in the engine OEM's supplier selection process, enhancing the Company's ability to secure positions on new engine platforms. The Company has expanded these strong customer relationships through its recent acquisition of Carter.

     - Superior Quality and Service. The Company believes it offers its customers superior quality and service by adhering to its operating philosophy of time, performance and value. Argo-Tech believes that it can respond to its customers' needs faster and more efficiently than any of its competitors. For example, ATC achieves over 90% compliance with product development and customer schedule requirements. In addition, management believes, based on customer feedback, that its main engine fuel pumps cost, on average, approximately 20% less to operate per flight hour than the pumps of its nearest competitor.

     - Experienced Management Team. The Company has become one of the largest and most profitable manufacturers of high performance fuel flow devices for the aerospace industry, largely through the leadership and vision of Michael Lipscomb, Argo-Tech's Chairman and CEO. Mr. Lipscomb and five other members of senior management have been with the Company since 1981, and together have 134 years of combined industry experience.

BUSINESS STRATEGY

     The Company's business strategy includes the following key components:

     - Enhance Leadership Positions in Fuel Flow Devices. The Company plans to enhance its leadership positions in the design, manufacture and sale of fuel flow devices by capitalizing on its technological innovation, strong customer relationships and reputation for quality and service, as well as by introducing new products.

     - Grow Through Acquisitions. The Company plans to pursue strategic acquisitions in the aerospace and industrial fluid flow device industries. The Company intends to become the leading aerospace fuel flow system provider in order to capitalize on the industry trend toward system integration. For example, the recent acquisition of Carter expanded the Company's product lines to include aerial refueling components, aerospace valves and other fuel transfer control components and enhanced its base from which to design, manufacture and deliver a broader range of fuel transfer systems and components.

     - Expand Industrial Product Lines. The Company plans to capitalize on its reputation for quality and service and apply its technological leadership in the aerospace business to expand into specific industrial markets. The Company's long-term relationships with GE, Pratt and Whitney and Rolls-Royce have already led to development and production contracts for industrial products such as lube and scavenge pumps and fuel flow dividers. In addition, the Company intends to expand the sales and development of its ground fueling products.

     - Continue to Increase Profitability. The Company increased its operating margin from 12.0% in fiscal 1993 to 22.8% in fiscal 1997 largely due to management programs to reduce inventory levels, improve quality and on-time performance, reduce manufacturing lead times, reduce staffing redundancies and capitalize on its profitable aftermarket product offering. Management continually reviews opportunities to increase profitability through further reducing costs, increasing manufacturing efficiencies and optimizing its product mix.

ARGO-TECH HISTORY

     The Company, an Ohio corporation, was formed in 1996 and will, contemporaneous with the Offering, become the successor to AT Holdings Corporation, a Delaware corporation ("ATH"). ATH was formed in 1990 to acquire ATC, which acquired the Power Accessories Division of TRW Inc. in 1986 (the "TRW Transaction"). The Company and its predecessors have more than 50 years of experience in the aerospace industry.

     The Company's executive offices and principal production facilities are located at 23555 Euclid Avenue, Cleveland, Ohio 44117-1795 (the "Cleveland Facility") and its telephone number is (216) 692-6000.

                                  THE OFFERING

Common Shares offered by the
Company..........................    3,600,000 shares

Common Shares offered by the
Selling Shareholder..............    1,800,000 shares

Common Shares to be outstanding
after the Offering...............    15,611,540 shares(1)

Use of Proceeds..................    The aggregate net proceeds to the Company
                                     from the Offering are expected to be
                                     approximately $45.9 million. The Company intends to use such net proceeds to repay existing bank debt. See "Use of Proceeds".
                                     The Company will not receive any proceeds from the Common Shares to be sold by the Selling Shareholder.


NYSE Symbol......................

---------------

(1) Does not include (a) the exercise of outstanding options to purchase 371,070 Common Shares under the Company's 1991 Performance Stock Option Plan and 1991 Management Incentive Stock Option Plan or options to acquire 779,998 and 98,414 Common Shares to be granted at the initial public offering price in conjunction with the termination of the Employee Stock Ownership Plan (the "ESOP") and 1997 Stock Appreciation Rights Plan (the "SAR Plan"), respectively.

                                  RISK FACTORS

     Prospective investors should carefully consider all of the information set forth in this Prospectus and, in particular, should evaluate the specific factors set forth under "Risk Factors" on page 7 for risks involved with an investment in the Common Shares offered hereby.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION


     The following table sets forth summary consolidated historical financial and other data of Argo-Tech for (i) the fiscal years 1995 through 1997, which have been derived from Argo-Tech's audited consolidated financial statements for those years, (ii) fiscal 1997, unaudited pro forma for the Acquisition and the Offering and (iii) the 27 weeks ended May 3, 1997 and May 2, 1998, which have been derived from Argo-Tech's unaudited consolidated financial statements for those periods, which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations for the unaudited interim periods. Results for the 27 weeks ended May 2, 1998 are not necessarily indicative of results that may be expected for the entire year. Argo-Tech's fiscal year ends on the last Saturday in October and is identified according to the calendar year in which it ends. For example, the fiscal year ended October 25, 1997 is referred to as "fiscal 1997." All of the fiscal years presented consisted of 52-week periods. The information presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Selected Consolidated Financial Information," "Unaudited Pro Forma Consolidated Financial Information" and the consolidated financial statements and notes thereto included elsewhere herein. For information concerning an expected non-cash, non-recurring charge for Benefits Restructuring (as defined), as well as the Company's anticipated results for the third fiscal quarter of 1998, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Expected Charge from Benefits Restructuring,"
"-- Anticipated Results for the Fiscal Quarter Ending August 1, 1998" and "Forward-Looking Information."


                                                                                              27 WEEKS ENDED
                                                 FISCAL YEAR ENDED                         --------------------
                                          --------------------------------    PRO FORMA     MAY 3,      MAY 2,
                                            1995        1996        1997        1997         1997      1998(G)
                                          --------    --------    --------    ---------    --------    --------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Net revenues..........................  $ 86,671    $ 96,437    $117,086    $160,102     $ 53,159    $ 85,835
  Operational costs.....................    54,222      57,882      69,458      91,962       31,891      46,524
  Amortization of inventory step-up.....        --          --       1,496          --           --       8,976
                                          --------    --------    --------    --------     --------    --------
  Cost of revenues......................    54,222      57,882      70,954      91,962       31,891      55,500
                                          --------    --------    --------    --------     --------    --------
  Gross profit..........................    32,449      38,555      46,132      68,140       21,268      30,335
  Operating expenses....................    17,390      19,307      19,466      34,939        9,719      18,276
                                          --------    --------    --------    --------     --------    --------
  Income from operations................    15,059      19,248      26,666      33,201       11,549      12,059
  Interest expense......................    11,924      10,138      12,827      18,028        5,640      11,337
  Other, net............................      (588)       (142)       (388)         76         (237)       (216)
  Income tax provision..................     1,553       3,608       4,841       5,869        2,643         477
  Extraordinary loss(a).................        --          --       1,529          --           --          --
                                          --------    --------    --------    --------     --------    --------
  Net income............................  $  2,170    $  5,644    $  7,857    $  9,228     $  3,503    $    461
                                          ========    ========    ========    ========     ========    ========
  Income (loss) per share to common
    before extraordinary loss:(b)
      Basic.............................  $   (.59)   $   (.31)   $    .32    $    .49     $    .21    $    .05
      Diluted...........................      (.59)       (.31)        .31         .48          .20         .04
  Net income (loss) per share to
    common:(b)
      Basic.............................  $   (.59)   $   (.31)   $    .16    $    .49     $    .21    $    .05
      Diluted...........................      (.59)       (.31)        .16         .48          .20         .04
  Weighted average number of shares
    outstanding:
      Basic.............................     8,867       9,262       9,621      15,644        9,614       9,952
      Diluted...........................     8,867       9,262       9,942      15,970        9,928      10,272
OTHER DATA:
  Gross margin..........................      37.4%       40.0%       39.4%       42.6%        40.0%       35.3%
  Adjusted gross margin(c)..............      37.4        40.0        40.7        42.6         40.0        45.8
  EBITDA(d).............................  $ 22,231    $ 26,710    $ 34,191    $ 47,039     $ 15,062    $ 19,213
  EBITDA margin(e)......................      25.6%       27.7%       29.2%       29.4%        28.3%       22.4%
  Adjusted EBITDA(d)....................  $ 23,901    $ 29,039    $ 38,607    $ 49,959     $ 16,751    $ 30,246
  Adjusted EBITDA margin(e).............      27.6%       30.1%       33.0%       31.2%        31.5%       35.2%
  Net cash flows provided by operating
    activities..........................  $ 17,963    $ 15,983    $ 18,244                 $  3,885    $ 13,124
  Net cash flows used in investing
    activities..........................    (2,918)     (3,355)   (110,252)                    (798)     (1,061)
  Net cash flows provided by (used in)
    financing activities................   (19,847)    (11,041)     87,813                   (7,306)    (19,503)
  Depreciation and amortization(f)......     7,172       7,462       7,525      13,838        3,513       7,154
  Capital expenditures..................     2,918       3,355       2,690       2,690          798       1,061

                                                                                                     MAY 2, 1998
                                                                                                 --------------------
                                                                                                                AS
                                                                                                  ACTUAL     ADJUSTED
                                                                                                 --------    --------
                                                                                                    (IN THOUSANDS)
BALANCE SHEET DATA:
  Total assets...............................................................................    $283,335    $283,335
  Total debt.................................................................................     229,731     183,784
  Shareholders' equity/(deficiency)..........................................................     (26,246)     44,172

(a) The extraordinary loss, net of federal income tax benefit of $1,019, relates to the write-off of unamortized debt issuance costs of a previous credit facility that was refinanced with the proceeds of a new credit facility on July 18, 1997.

(b) Net income was reduced by dividends accrued on redeemable preferred stock and accretion of redeemable common shares and ESOP shares to compute income
    (loss) available to common shareholders as follows:

                                                                                              27 WEEKS ENDED
                                                 FISCAL YEAR ENDED                         --------------------
                                          --------------------------------    PRO FORMA     MAY 3,      MAY 2,
                                            1995        1996        1997        1997         1997        1998
                                          --------    --------    --------    ---------    --------    --------
                                                                     (IN THOUSANDS)
    Income before extraordinary loss....  $  2,170    $  5,644    $  9,386    $  9,228     $  3,503    $    461
    Less: accrued preferred stock
          dividends.....................     3,509       3,848       1,527       1,527        1,527          --
        accretion of redeemable common
          shares........................       449         756         746          --           --          --
        accretion of ESOP shares........     3,417       3,878       4,012          --           --          --
                                          --------    --------    --------    --------     --------    --------
    Income (loss) before extraordinary
      loss available to common
      shareholders......................    (5,205)     (2,838)      3,101       7,701        1,976         461
    Extraordinary loss..................        --          --       1,529          --           --          --
                                          --------    --------    --------    --------     --------    --------
    Net income (loss) available to
      common shareholders...............  $ (5,205)   $ (2,838)   $  1,572    $  7,701     $  1,976    $    461
                                          ========    ========    ========    ========     ========    ========

(c) Adjusted gross margin is computed as gross profit plus amortization of inventory step-up as a percentage of net revenues.

(d) EBITDA and Adjusted EBITDA represent income from operations plus non-cash charges as follows:

                                                                                              27 WEEKS ENDED
                                                 FISCAL YEAR ENDED                         --------------------
                                          --------------------------------    PRO FORMA     MAY 3,      MAY 2,
                                            1995        1996        1997        1997         1997        1998
                                          --------    --------    --------    ---------    --------    --------
                                                                     (IN THOUSANDS)
    Income from operations..............  $ 15,059    $ 19,248    $ 26,666    $ 33,201     $ 11,549    $ 12,059
    Depreciation and amortization.......     7,172       7,462       7,525      13,838        3,513       7,154
                                          --------    --------    --------    --------     --------    --------
    EBITDA..............................    22,231      26,710      34,191      47,039       15,062      19,213
    Compensation expense -- ESOP........     1,670       2,329       2,920       2,920        1,689       2,057
    Amortization of inventory step-up...        --          --       1,496          --           --       8,976
                                          --------    --------    --------    --------     --------    --------
    Adjusted EBITDA.....................  $ 23,901    $ 29,039    $ 38,607    $ 49,959     $ 16,751    $ 30,246
                                          ========    ========    ========    ========     ========    ========

    Argo-Tech's EBITDA and Adjusted EBITDA are not intended to represent cash flow from operations as defined by generally accepted accounting principles and should not be considered as an alternative to net income as an indicator of operating performance or to cash flow as a measure of liquidity. Argo-Tech has included information concerning EBITDA and Adjusted EBITDA as it understands that they are used by certain investors as one measure of a borrower's historical ability to incur and service debt. EBITDA and Adjusted EBITDA, as presented, may not be comparable to similarly titled measures reported by other companies, since not all companies necessarily calculate EBITDA and Adjusted EBITDA in an identical manner, and therefore are not necessarily an accurate means of comparison between companies.

(e) EBITDA margin and Adjusted EBITDA margin is computed as EBITDA and Adjusted EBITDA as a percentage of net revenues, respectively.

(f) Depreciation and amortization excludes deferred financing fees of $1,405, $1,191, $887, $911, $584 and $512 for the fiscal years ended 1995, 1996,
    1997, Pro forma 1997 and the 27 weeks ended May 3, 1997 and May 2, 1998, respectively.

(g) Adjusted for the effect of the repayment of debt with the proceeds of the Offering which would reduce interest expense by $1,068 after tax, pro forma net income for the interim period ended May 2, 1998 is $1,529. Net income per share to common would be $.10 basic and diluted based on weighted average number of shares outstanding of 15,582 basic and 15,903 diluted.

                                  RISK FACTORS

     In addition to the other information in this Prospectus, the following factors should be considered carefully in evaluating an investment in the Common Shares offered by this Prospectus.

     Dependence on Aerospace Industry. Substantially all of the Company's gross profit and operating income is derived from its sales of products to the aerospace industry. The Company designs, engineers and manufactures aircraft components for OEMs and supplies spare parts and performs repair and overhaul services on existing installed components for its commercial and military customers (the "aftermarket"). The commercial OEM segment of the aerospace industry has historically been subject to fluctuations due to general economic conditions. A reduction in airline travel will generally result in reduced orders for new commercial aircraft, reduced utilization of commercial aircraft and a corresponding decrease in the Company's sales of new components, related income and cash flow. The commercial airline industry was adversely affected by a severe downturn during the three year period ended December 31, 1993. This downturn resulted in record losses for the commercial airline industry and a decrease in production of commercial engine and airframe assemblies, which caused a corresponding decline in the aerospace industry from 1993 to 1995. Accordingly, the Company's commercial OEM business experienced a similar decline. In addition, aftermarket sales were negatively affected as airlines delayed purchases of spare parts, preferring to use existing spare parts inventory. Management believes that airlines currently maintain little or no spare parts inventory, which should cause future aftermarket sales to remain relatively stable even in an OEM downturn. However, there can be no assurance that airlines will not increase their spare parts inventory in the future. Any such increase in inventories, combined with an economic downturn, could have a material adverse effect on the Company. In addition, the recent economic downturn in Asia, while not currently having a material effect on the Company's business or operations, could, in the future, significantly impact the Company's customers and the aerospace industry generally. There can be no assurance that such an impact would not have a material adverse effect on the Company.

     Due to the relatively small number of customers for certain of the Company's products, such customers are able to influence the Company's prices and other terms of sale. Such influence, individually or in the aggregate, may have a material adverse effect on the Company. Moreover, the loss of one or more significant customers could have a material adverse effect on the Company. See "Business -- Industry."

     Government Regulation and Oversight. The aerospace industry is highly regulated in the United States and in other countries. The Company must be certified or accepted by the FAA, the DOD and similar agencies in foreign countries and by individual OEMs in order to sell and service parts and components used in specific aircraft models. If material certifications, authorizations or approvals were revoked or suspended, the operations of the Company would be adversely affected. In the future, new and more stringent government regulations may be adopted or industry oversight may be heightened, which may have a material adverse effect on the Company.

     Reduction in Defense Spending; Risks Related to Government Contracts. Pro forma for the Acquisition, in fiscal 1997 approximately 19% of the Company's sales were related to products used in U.S. designed military aircraft. In general, the U.S. defense budget has been declining in recent years, resulting in reduced demand for new aircraft and spare parts. In addition, foreign military sales are affected by U.S. Government regulations, regulations by the purchasing foreign government and political uncertainties in the U.S. and abroad. There can be no assurance that the U.S. defense budget will not continue to decline or that sales of defense related items to foreign governments will continue at present levels. In addition, the terms of defense contracts with the U.S. Government generally permit the Government to terminate such contracts, with or without cause, at any time. Any unexpected termination of a significant U.S. Government contract could have a material adverse effect on the Company.

     Risks Associated with Future Acquisitions. The Company's objective is to grow through, among other things, strategic acquisitions. The Company's acquisition strategy entails risks inherent in assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates and in integrating the operations of acquired businesses. There can be no assurance that acquisition opportunities will be available, that the Company will have access to the capital required to finance potential acquisitions or that any business acquired will be integrated successfully or prove profitable. See "Business -- Business Strategy -- Grow Through Acquisitions."

     Risks Associated with the Company's Workforce and Suppliers; Employee Relations. The Company's sophisticated production processes and the aerospace industry standards imposed on its products make the Company's operations highly dependent on an educated and trained workforce. The Company could be adversely affected by long-term or short-term shortages of appropriately skilled production and professional workers. All of the hourly employees at the Cleveland Facility have been represented by the United Auto Workers Union ("UAW") since 1987. The current collective bargaining agreement, signed in 1996 after an extended period of negotiations commencing in 1994, expires on March 31, 2000. There can be no assurance that the Company will be able to negotiate a satisfactory renewal of the collective bargaining agreement or that the Company's employee relations will remain stable. Because the Company maintains a relatively small inventory of finished goods and the aerospace industry operates on relatively long production lead times, any interruption of the work force could have a material adverse effect on the Company.

     In addition, the Company's profitability is affected by the price and continuity of supply of its raw materials and component parts. The Company, and all other aerospace fuel pump manufacturers, rely on one supplier for CPM-10V, a powdered metal used in the manufacture of certain pump components. If that supply ceased to exist, the Company would be adversely affected. The Company could also be adversely affected by factors affecting its suppliers, or by increased costs associated with such materials or components if the Company is unable to increase the prices of its own products. The Company maintains a relatively small inventory of raw materials and component parts and could be adversely affected by a curtailment of supply from its vendors. Although management believes that alternative suppliers, or alternatives for such materials or components, could be identified, the lengthy and expensive FAA and OEM certification process associated with aerospace products could prevent efficient replacement of a material or supplier and could have a material adverse effect on the Company.

     Highly Competitive Industry. The global aerospace industry is highly competitive. The industry has experienced significant consolidation, and the Company's competitors include several companies that have significantly greater financial resources. The Company competes primarily with Sundstrand Corporation ("Sundstrand"), Chandler-Evans Fuel Systems, a division of Coltec Industries, Inc. ("CECO") and Lucas Aerospace, a division of Lucas Varity ("Lucas"), in the production of main engine fuel pumps. Competitors in the Company's other product lines range in size from divisions of large corporations to small privately held entities, with only one or two components in their entire product line. The Company's primary airframe pump competitors are GEC Marconi Aerospace ("GEC Aerospace"), Hydroaire, a division of Crane Corporation ("Hydroaire") and Intertechnique S.A. ("Intertechnique"); the Company's primary airframe valve competitors are Parker-Hannifin Corp. ("Parker-Hannifin"), ITT Aerospace Controls ("ITT Aerospace") and Whittaker Controls, Inc. ("Whittaker"); the Company's primary ground fueling competitor is Whittaker; and the Company's primary aerial refueling competitor is Parker-Hannifin. See
"Business -- Industry."

     Dependence on Key Management. The success of the Company depends upon the efforts, abilities and expertise of its executive officers, including Michael S. Lipscomb, its Chairman, Chief Executive Officer and President, as well as other members of the Company's senior management team. The loss of the services of such individuals and/or other key individuals could have a material adverse effect on the Company. See "Management."

     Dependence Upon Primary Facility. The Company believes that its success to date has been, and future results of operations will be, dependent in large part upon its ability to manufacture and deliver products promptly upon receipt of orders and to provide prompt and efficient service to its customers. As a result, any disruption of the Company's day-to-day operations could have a material adverse effect upon the Company. The Cleveland Facility is the Company's primary production, research and marketing facility for Argo-Tech products and also serves as the Company's corporate headquarters. A fire, flood, earthquake or other disaster or condition affecting the Cleveland Facility could disable these functions. Any such damage to, or other condition interfering with the operation of, this facility would have a material adverse effect on the Company's business, financial position and results of operations. See
"Business -- Properties and Facilities."

     Fluctuations in Operating Results; Limitations of Quarterly
Comparisons. The Company's results of operations are subject to fluctuations from quarter to quarter due to changes in demand for its products, changes in product mix and other factors. Demand for the Company's products can vary from quarter to quarter due to changes in demand for, and timing of deliveries of, OEM, aftermarket and military products and services. In particular, the timing of the Company's aftermarket sales tends not to occur on a predictable schedule and, furthermore, these sales tend to occur in large quantities which can significantly impact quarterly comparisons. In addition, net revenues of the Company's products in the third and fourth quarters can be lower than the first two quarters because of planned production shut downs at the Company's Cleveland Facility. These changes in product mix may cause margins to vary from quarter to quarter.


     For example, in the first fiscal quarter of 1998, the Company's sales were comparatively high due to large volumes shipped to a distributor. In addition, the sales for this period consisted of a comparatively high percentage of aftermarket sales. This combination of high-volume, high margin sales led to comparatively favorable results in the first quarter, despite the amortization charges relating to the Acquisition. However, in the second fiscal quarter of 1998, the Company's sales mix had a greater percentage of lower margin OEM sales and, as a result, operational expenses rose despite a drop in net revenues and the Company experienced a net loss of $975,000 for this quarterly period. A similar fluctuation occurred in the third fiscal quarter of 1997 when, due to comparatively high sales and a larger percentage of aftermarket sales, the Company's net income was unusually high. As discussed in "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Anticipated Results for the Fiscal Quarter Ending August 1, 1998," the third fiscal quarter of 1998 will not compare favorably with the third fiscal quarter of 1997.


     In addition, on September 26, 1997, ATC acquired all of the outstanding shares of Carter for $107.6 million, including acquisition costs. Carter's inventory was increased by $12.2 million to record inventories at their fair value as of the date of acquisition in accordance with Accounting Principles Board Opinion No. 16 -- "Business Combinations." Based on Carter's inventory turnover rate, $1.5 million, $4.5 million and $4.5 million of this amount is included in cost of revenues for the fourth quarter of 1997 and the first and second quarters of 1998, respectively. In addition, $99.7 million of identified intangibles and goodwill are being amortized over an 8 to 40 year period. These amortizations increased operating expenses $0.4 million, $1.2 million and $1.3 million for the fourth quarter of 1997 and the first and second quarters of 1998, respectively.

     Accordingly, year-to-year and quarter-to-quarter comparisons of quarterly results may not be meaningful, and quarterly results during the year are not necessarily indicative of the results that may be expected for any future period or for the entire year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quarterly Results of Operations."

     Costs Associated with the Benefits Restructuring. In connection with the Benefits Restructuring (as defined), the Company expects to incur non-cash, non-recurring charges aggregating $25.2 million in compensation expense as a result of (i) the termination of the Company's ESOP, (ii) the immediate vesting of stock options and SARs and (iii) the conversion of the supplemental employee retirement plan into a key employee security option plan. These charges will be reflected in the results for the fiscal quarter in which the Offering is consummated. There can be no assurance that such charges will be limited to the anticipated aggregate amount described above. See "Management -- Employee Benefit Plans."

     Potential Exposure to Environmental Liabilities. The Company's business operations and facilities are subject to a number of federal, state and local laws and regulations, which govern, among other things, the discharge of pollutants and hazardous substances into the air and water as well as the handling, storage and disposal of such materials. Pursuant to certain environmental laws, the Company as a current or previous owner or operator of real property could be held liable for the costs of removal or remediation of hazardous substances at such property. Environmental laws typically impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous substances.

     The Company's Cleveland and Costa Mesa facilities are currently the subject of environmental remediation regarding contamination that resulted from the operations of the Company's predecessors in interest. Those predecessors have indemnified the Company for substantially all costs of remediation at those sites. There can be no assurance, however, that such parties will continue to satisfy their respective indemnification obligations or that the Company would not be responsible as owner and/or operator of these sites for remediation costs that would be of material significance. Moreover, there can be no assurance that future changes in environmental laws or the nature of the Company's operations will not require the Company to make significant additional expenditures to ensure future environmental compliance. The Company also recently became aware that it had not filed a required application for an operating permit under the Federal Clean Air Act. The Company made the necessary application but may be subject to governmental sanctions as a result of not filing on a timely basis. See "Business -- Environmental Matters."

     Product Liability. While the Company has never been a defendant in a product liability case involving its aerospace or ground fueling products, the Company's overall operations expose it to potential liabilities for personal injury or death as a result of the failure of an aircraft component that has been designed, manufactured or serviced by the Company, or the irregularity of metal products processed or distributed by the Company. Carter is a defendant in one product liability case involving an industrial marine product for which Carter believes it is entitled to indemnification. While management believes that its liability insurance is adequate to protect it from future product liability claims, there can be no assurance that, if claims were to arise, such insurance coverage will be adequate. Additionally, there can be no assurance that insurance coverage can be maintained in the future at an acceptable cost. Any such liability not covered by insurance or for which third party indemnification is not available could have a material adverse effect on the Company.

     Substantial Leverage. The Company owns its operating businesses through ATC. ATC is highly leveraged, with a debt to total capitalization ratio of 101% (prior to the Offering and application of net proceeds therefrom), and its debt service requirements are substantial. As of May 2, 1998, the Company had an aggregate of $229.7 million of outstanding indebtedness (excluding unused commitments) and a shareholders' deficiency of $26.2 million. Although the indenture (the "Indenture") pursuant to which ATC's 8 5/8% Senior Subordinated Notes due 2007 (the "Senior Subordinated Notes") were issued permits ATC and its subsidiaries which have guaranteed the Senior Subordinated Notes to incur additional indebtedness, there can be no assurance that such additional financing can be obtained on terms acceptable to the Company, if at all. The Company also has additional borrowing capacity on a revolving credit basis under the Credit Facility (as defined). The Company has guaranteed ATC's obligations under the Credit Facility. See "Capitalization."

     ATC's high degree of leverage could have important consequences to the Company, including the following: (i) the Company's ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes may be impaired in the future; (ii) a substantial portion of ATC's cash flow from operations must be dedicated to the payment of principal and interest on its indebtedness, thereby reducing the funds available to the Company for other purposes; (iii) ATC's borrowings under the Credit Facility are and will continue to be at variable rates of interest, which exposes the Company to the risk of increased rates; and (iv) the Company's flexibility to adjust to changing market conditions and ability to withstand competitive pressures could be limited and the Company may be more vulnerable to a downturn in general economic conditions or its business. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources."

     The Company's ability to make scheduled payments, perform its guarantor obligations or to refinance its obligations with respect to its indebtedness will depend on its financial and operating performance, which, in turn, is subject to prevailing economic conditions and to certain financial, business and other factors beyond its control. If the Company's cash flow and capital resources are insufficient to fund its debt service obligations, the Company may be forced to reduce or delay capital expenditures, sell assets, obtain additional equity capital or restructure its debt. There can be no assurance that the Company's cash flow and capital resources will be sufficient for payment of its indebtedness in the future. In the absence of such operating results and resources, the Company could face substantial liquidity problems and might be required to dispose of material assets or operations to meet its debt service and other obligations, and there can be no assurance as to the timing of such sales or the adequacy of the proceeds which the Company could realize therefrom. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     Restrictive Debt Covenants. The Credit Facility and the Indenture contain a number of covenants that, among other things, limit ATC's ability to incur additional indebtedness, pay dividends, prepay subordinated indebtedness, dispose of certain assets, create liens, make capital expenditures, make certain investments or acquisitions and otherwise restrict corporate activities. The Credit Facility and the Indenture also require ATC to comply with certain financial ratios and tests, under which ATC will be required to achieve certain financial and operating results. The ability of ATC to comply with such provisions may be affected by events beyond its control. If the indebtedness under the Credit Facility or the Indenture were to be accelerated, there can be no assurance that the assets of the Company would be sufficient to repay in full such indebtedness and the other indebtedness of the Company. Any refinancing of the Credit Facility is likely to contain similar covenants.

     Controlling Shareholders. The Company's management and an employee stock ownership plan (the "ESOP") currently own approximately 36% of the Common Shares. Mr. Masashi Yamada holds approximately 49% of the outstanding Common Shares through AT Holdings, LLC ("AT LLC"), a domestic limited liability company under his control, and an additional approximate 6% of the Common Shares through YC International ("YCI"), which is a subsidiary of Yamada Corporation, a Japanese trading company controlled by Mr. Yamada. Following the Offering, Mr. Yamada would control approximately 32% of the Common Shares, the ESOP would hold approximately 25% of the Common Shares, and the executive officers and directors of the Company as a group would own approximately 4% of the Common Shares (approximately 29%, 24% and 4%, respectively, if the Underwriters' over-allotment option is exercised in full). Mr. Yamada and members of the Company's management are expected to enter into a shareholders agreement prior to the consummation of the Offering that will provide a procedure for nomination of future directors with the probable effect of ensuring that such nominees will be elected. Accordingly, such persons or groups, individually or in the aggregate, have substantial control over the Company's future. See "Principal Shareholders -- Shareholder Agreement."

     Anti-Takeover Provisions. Certain provisions of the Company's Articles of Incorporation (the "Articles") and Code of Regulations (the "Regulations") and of the Ohio General Corporation Law could have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of the Company. Any one of such anti-takeover provisions could discourage a third party from attempting to acquire control of the Company. Such provisions could delay, discourage, hinder or preclude an unsolicited acquisition of the Company, could make it less likely that shareholders receive a premium for their shares as a result of any such attempt and could adversely affect the market price of the Common Shares. See "Description of Common Shares -- Ohio Law and Certain Charter Provisions."

     No Prior Public Market; Potential Volatility of Stock Price. Prior to the Offering, there has been no public market for the Common Shares and there can be no assurance that an active trading market will develop or, if a trading market does develop, that it will be sustained. Accordingly, no assurance can be given as to the liquidity of the market for the Common Shares or the price at which any sales may occur, which price will depend upon the numbers of holders thereof, the interest of securities dealers in maintaining a market in the Common Shares and other factors beyond the control of the Company. The initial public offering price will be determined solely by negotiations among the Company and representatives of the Underwriters based on several factors and will not necessarily reflect the market price of the Common Shares after the Offering or the price at which the Common Shares may be sold in the public market after the Offering. In addition, the stock market has from time to time experienced extreme price and volume volatility. These fluctuations may be unrelated to the operating performance of particular companies whose shares are traded. Market fluctuations may adversely affect the market price of the Common Shares. The market price of the Common Shares could be subject to significant fluctuations in response to the Company's operating results and other factors, and there can be no assurance that the market price of the Common Shares will not decline substantially below the initial public offering price. See "Underwriting."

     Shares Eligible for Future Sale. The Common Shares offered hereby will be freely transferable by persons who are not affiliates of the Company without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"). Assuming no exercise of the Underwriters' over-allotment option, of the 15,611,540 Common Shares outstanding upon the completion of this Offering, 8,619,072 are freely transferable. The 6,992,468 Common Shares held by affiliates of the Company are subject to limitations on the volume that may be sold other than sales pursuant to a registration statement under the Securities Act or an applicable exemption from registration thereunder, including sales pursuant to Rule 144 promulgated thereunder. The Company, its officers, directors and principal shareholders (other than the ESOP Trustee (as defined)) have agreed not to offer, sell or otherwise dispose of any Common Shares for a period of 180 days from the date of this Prospectus without the prior written consent of BT Alex. Brown Incorporated. The sale or issuance or the potential for sale or issuance of such shares could have an adverse impact on the market price of the Common Shares. See "Principal Shareholders" and "Underwriting."

     Immediate and Substantial Dilution. The initial public offering price of the Common Shares will be substantially higher than the net tangible book value per share of the Common Shares. Accordingly, purchasers of the Common Shares will experience immediate and substantial dilution of $23.00 per share. See "Dilution."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Common Shares in the Offering are expected to be approximately $45.9 million. The Company anticipates that it will use the net proceeds to repay bank debt outstanding under the Credit Facility. At May 2, 1998, $89.5 million was outstanding under the Credit Facility. The borrowings under the Credit Facility currently bear interest at LIBOR plus 1.50% and mature on July 18, 2004. Debt outstanding under the Credit Facility was incurred in July 1997 in connection with the refinancing of a prior credit facility originally entered into in 1990. The Company expects to subsequently reborrow some or all of the available amounts under the Credit Facility and use such borrowings to finance future acquisitions. The Company will not receive any proceeds from the sale of Common Shares by the Selling Shareholder. See "Business -- Business Strategy -- Grow Through Acquisitions."

                                DIVIDEND POLICY

     The Company currently intends to retain earnings to support its growth strategy and does not anticipate paying dividends in the foreseeable future. Payment of future dividends, if any, will be at the discretion of the Company's Board of Directors after taking into account various factors, including the Company's financial condition, operating results, current and anticipated cash needs and plans for expansion. The Company is a holding company and all operations of the Company are, and are expected to continue to be, conducted through its Subsidiaries. The covenants in certain of the Company's Subsidiaries' debt instruments restrict the ability of the Subsidiaries to make distributions to the Company, which materially restricts the Company's ability to pay dividends while such obligations are outstanding. The amount of dividends that may be paid under each of these agreements is based in part on the operating results of the Company's Subsidiaries, and there can be no assurance as to the amount or frequency of dividends that can be paid to the Company in future years. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                          FORWARD-LOOKING INFORMATION


     This Prospectus includes forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995 (the "Reform Act")). The "safe-harbor" protections of the Reform Act are not available to initial public offerings, including this Offering. These forward looking statements include, but are not limited to, the statements in "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Expected Charge from Benefits Restructuring" and " -- Anticipated Results for the Fiscal Quarter Ending August 1, 1998" and statements regarding, among other items, the discussions of the Company's business strategy and expectations concerning the Company's position in the industry, future operations, margins, profitability, changes in demand for, and timing of deliveries of, OEM, aftermarket and military products and services and the Company's liquidity and capital resources. These forward-looking statements are based largely on the Company's expectations and are subject to a number of risks and uncertainties, certain of which are beyond the Company's control. Actual results could differ materially from these forward-looking statements as a result of many factors, including, but not limited to, the factors described in "Prospectus Summary," "Risk Factors" and "Business" including, among other things, changes in the competitive marketplace. Other factors that materially affect actual results include, among others, the following: general economic and business conditions; industry capacity; changes in customer preferences; demographic changes; competition; changes in methods of marketing and in technology; changes in political, social and economic conditions; regulatory factors and various other factors beyond the Company's control. The Company undertakes no obligations to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained in this Prospectus will in fact transpire.

                                 CAPITALIZATION

     The following table sets forth as of May 2, 1998 (i) the historical consolidated capitalization of the Company assuming the Reorganization (as defined) immediately prior to the consummation of the Offering and (ii) as adjusted to reflect the Offering with net proceeds to the Company of $45.9 million and the application of such net proceeds. See "Use of Proceeds."

                                                               MAY 2, 1998
                                                          ----------------------
                                                           ACTUAL    AS ADJUSTED
                                                          --------   -----------
                                                              (IN THOUSANDS)
Current portion of long-term debt.......................  $  4,758    $  3,046
Long-term debt:
  Term loans............................................    84,886      40,651
  Senior Subordinated Notes due 2007....................   140,000     140,000
  Other debt............................................        87          87
                                                          --------    --------
  Total long-term debt..................................   224,973     180,738
Redeemable common shares, no par value; 645,680 shares
  issued and 624,447 shares outstanding (a).............     4,813          --
Redeemable ESOP shares, no par value; 3,870,594 shares
  issued and 3,817,993 shares outstanding (a)...........    29,738          --
Unearned ESOP shares....................................   (10,080)         --
                                                          --------    --------
                                                            19,658          --
Shareholders' equity/(deficiency)
  Preferred Shares, no par value, 5,000,000 shares
     authorized; none issued and outstanding............        --          --
  Common Shares, no par value, 50,000,000 shares
     authorized; 8,055,720 shares issued, and 8,017,880
     (actual) and 16,060,320 (as adjusted) outstanding
     (b)................................................        --          --
  Paid-in capital.......................................        --      63,214
  Subscriptions receivable..............................      (770)       (770)
  Accumulated deficit...................................   (24,835)     (6,711)
  Common shares in the treasury.........................      (641)    (11,561)
                                                          --------    --------
  Total shareholders' equity/(deficiency)...............   (26,246)     44,172
                                                          --------    --------
Total capitalization....................................  $227,956    $227,956
                                                          ========    ========

---------------

(a) In connection with the Offering, provisions in the ESOP agreement and a shareholders agreement allowing management shareholders and ESOP participants to put their shares back to the Company will be eliminated.

(b) Excludes 371,992 Common Shares issuable upon exercise of stock options outstanding as of May 2, 1998, of which options to purchase 304,321 shares were then exercisable.

     In connection with the proposed Offering, the Company has elected to (i) terminate the ESOP, (ii) grant all remaining stock appreciation rights ("SARs") outstanding under the SAR Plan, (iii) immediately vest all granted stock options and SARs and (iv) terminate the SAR Plan and the Supplemental Employee Retirement Plan (the "SERP"). The Company will also recognize compensation expense for the SERP in connection with the termination of the ESOP. The Company expects that these actions will result in a non-recurring charge of $25.2 million ($25.2 million after-tax). The ESOP termination will result in the repayment of the $10.9 million ESOP Loan (as defined) to the Company through the return of 779,998 Common Shares. The Company will also allow management to purchase an aggregate of 295,050 Common Shares at the initial public offering price in settlement of the SAR Plan and SERP liability. Finally, in connection with the termination of the ESOP and the SAR Plan, the Company anticipates that it will grant options for an aggregate of 878,412 Common Shares to the 308 participating employees. The impact of these transactions has not been reflected in the above information.

                                    DILUTION

     As of May 2, 1998, the Company's net tangible book deficit was $(186.4) million, or $(14.96) per share. After giving effect to the sale of the Common Shares in the Offering at an assumed initial public offering price of $14.00 per share, and application of the estimated net proceeds therefrom, the pro forma net tangible book deficit as of May 2, 1998 was $(140.5) million, or $(9.00) per share. This amount represents an immediate increase in net tangible book value of $5.96 per share to existing shareholders and an immediate dilution in pro forma net tangible book value of $23.00 per share to new investors. The following table illustrates this dilution:

     Initial public offering price per share................             $ 14.00
     Consolidated net tangible book deficit per share as of
      May 2, 1998...........................................  $(14.96)
     Increase per share attributable to the Offering(1).....     5.96
                                                              -------
     Pro forma consolidated net tangible book deficit after
      the Offering..........................................               (9.00)
                                                                         -------
     Dilution per share to new investors....................             $ 23.00
                                                                         -------

---------------

(1) After deducting underwriting discounts and commissions and estimated offering expenses.

     The following table summarizes the differences, on a pro forma basis as of May 2, 1998, between the existing shareholders and the new investors with respect to the number of shares purchased from the Company, the total consideration paid and the average price per share paid (in thousands, except share and per share data):

                                          SHARES PURCHASED       TOTAL CONSIDERATION
                                        ---------------------    --------------------    AVERAGE PRICE
                                          NUMBER      PERCENT     AMOUNT     PERCENT       PER SHARE
                                        ----------    -------    --------    --------    -------------
     Existing shareholders............  12,460,320      77.6%    $13,521       21.2%        $ 1.09
     New investors....................   3,600,000      22.4      50,400       78.8          14.00
                                        ----------     -----     -------      -----
          Total.......................  16,060,320     100.0%    $63,921      100.0%
                                        ----------     -----     -------      -----

     The tables above assume no exercise of any outstanding options to purchase Common Shares and is based on shares outstanding at May 2, 1998, excluding 371,992 Common Shares issuable upon exercise of stock options outstanding as of May 2, 1998, of which options to purchase 304,321 shares were then exercisable at a weighted average exercise price of $1.09 per share. The exercise of the options above will be dilutive to new investors.

     At May 2, 1998, the Company's historical net tangible book deficit of $(186.4) million, or $(14.96) per share, includes 4,442,440 shares of redeemable Common Shares and ESOP shares since the provisions in the ESOP agreement and a shareholders agreement allowing management shareholders and ESOP participants to put their shares back to the Company will be eliminated upon consummation of the Offering.

     In connection with the proposed Offering, the Company has elected to (i) terminate the ESOP, (ii) grant all remaining SARs outstanding under the SAR Plan, (iii) immediately vest all granted stock options and SARs and (iv) terminate the SAR Plan and the SERP. The Company will also recognize compensation expense for the SERP in connection with the termination of the ESOP. The Company expects that these actions will result in a non-recurring charge of $25.2 million ($25.2 million after-tax). The ESOP termination will result in the repayment of the $10.9 million ESOP Loan to the Company through the return of 779,998 Common Shares. The Company will also allow management to purchase an aggregate of 295,050 Common Shares at the initial public offering price in settlement of the SAR Plan and SERP liability. Finally, in connection with the termination of the ESOP and the SAR Plan, the Company anticipates that it will grant options for an aggregate of 878,412 Common Shares to the 308 participating employees. The impact of these transactions has not been reflected in the above information.

             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

     The unaudited pro forma consolidated financial information of the Company for the fiscal year ended October 25, 1997 includes the historical operations of the Company and gives effect to the Acquisition and the Offering as if they had occurred at the beginning of the period indicated.

     The unaudited pro forma consolidated financial information, which has been prepared by the Company's management, has been derived from the historical statements of operations of ATC and Carter. The Acquisition has been accounted for under the purchase method of accounting using the assumptions and adjustments disclosed in the notes to the unaudited pro forma consolidated financial information.

     The information is not designed to represent and does not represent what the Company's results of operations actually would have been had the transactions been completed as of the beginning of the period indicated, or to project the Company's results of operations for any future period. The pro forma adjustments are based on available information and certain assumptions that the Company currently believes are reasonable under the circumstances. The unaudited pro forma consolidated financial information should be read in conjunction with the more detailed information contained in the historical consolidated financial statements and notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Use of Proceeds," "Capitalization," and the historical financial information included elsewhere in this Prospectus.

             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
                   FOR THE FISCAL YEAR ENDED OCTOBER 25, 1997

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                          PRO FORMA                          PRO FORMA
                                                         ADJUSTMENTS        PRO FORMA       ADJUSTMENTS       PRO FORMA
                             ARGO-TECH   CARTER(A)   FOR THE ACQUISITION   CONSOLIDATED   FOR THE OFFERING   AS ADJUSTED
                             ---------   ---------   -------------------   ------------   ----------------   -----------
Net revenues...............  $117,086     $43,016         $     --           $160,102          $   --         $160,102
Cost of revenues...........    70,954      21,512             (504)(b)         91,962              --           91,962
                             --------     -------         --------           --------          ------         --------
  Gross profit.............    46,132      21,504              504             68,140              --           68,140
Selling, general and
  administrative...........    10,932       8,397               --             19,329              --           19,329
Research and development...     5,682       2,367               --              8,049              --            8,049
Office of the President....        --       9,368           (9,368)(c)             --              --               --
Amortization of intangible
  assets...................     2,852          --            4,709(d)           7,561              --            7,561
                             --------     -------         --------           --------          ------         --------
  Operating expenses.......    19,466      20,132           (4,659)            34,939              --           34,939
                             --------     -------         --------           --------          ------         --------
Income from operations.....    26,666       1,372            5,163             33,201              --           33,201
Interest expense...........    12,827         970            7,792(e)          21,589          (3,561)(h)       18,028
Other, net.................      (388)        464               --                 76              --               76
                             --------     -------         --------           --------          ------         --------
Income (loss) before income
  taxes and extraordinary
  loss.....................    14,227         (62)          (2,629)            11,536           3,561           15,097
Income tax provision
  (benefit)................     4,841      (2,335)           1,939(f)(g)        4,445           1,424(i)         5,869
                             --------     -------         --------           --------          ------         --------
Income before extraordinary
  loss.....................  $  9,386     $ 2,273         $ (4,568)          $  7,091          $2,137         $  9,228
                             ========     =======         ========           ========          ======         ========
Earnings before
  extraordinary loss per
  common share data:
Income before extraordinary
  loss.....................  $  9,386                                                                         $  9,228
Less: accrued preferred
      stock dividends......     1,527                                                                            1,527
    accretion of redeemable
    common shares..........       746                                                                               --
    accretion of ESOP
    shares                      4,012                                                                               --
                             --------                                                                         --------
Income before extraordinary
  loss available to common
  shareholders.............  $  3,101                                                                         $  7,701
                             ========                                                                         ========
Weighted average shares
  outstanding:
  Basic:
    Basic weighted average
      shares outstanding...     9,621                                                                           15,644
                             ========                                                                         ========
  Diluted:
    Basic weighted average
      shares outstanding...     9,621                                                                           15,644
    Effect of dilutive
      options..............       320                                                                              326
                             --------                                                                         --------
    Diluted weighted
      average shares
      outstanding..........     9,941                                                                           15,970
                             ========                                                                         ========
Earnings before
  extraordinary loss per
  common share:
    Basic..................  $    .32                                                                         $    .49
    Diluted................       .31                                                                              .48

      See Notes to Unaudited Pro Forma Consolidated Financial Information.

                   NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
                             FINANCIAL INFORMATION
                                 (IN THOUSANDS)

(a) Represents the results of operations of Carter for the period from November 1, 1996 through September 26, 1997.

                                                                   FISCAL YEAR
                                                                      ENDED
                                                                   OCTOBER 25,
                                                                      1997
                                                                   -----------
(b)  Represents a reduction to cost of goods sold for:
     Amortization of inventory step-up to APB No. 16.............    $(1,496)

     Depreciation of property and equipment that was written up to fair market value for the Acquisition and is being
     depreciated over estimated useful lives ranging from 7 to 30
     years.......................................................        992
                                                                     -------
                                                                     $  (504)
                                                                     =======
(c)  Office of the President expenses were incurred by Carter for the benefit of the President and a director of Carter. These expenses included salaries, benefits, personal expenses and costs associated with operating and maintaining personal
     assets such as a private airplane, an airplane hangar,
     personal residences and numerous automobiles. These expenses and assets were terminated or disposed of concurrent with
     the Acquisition in accordance with the stock purchase
     agreement relating to the Acquisition. Any services which
     were provided by such individuals were assumed by existing officers of the Company with no incremental costs.
     Accordingly, the Company believes it is appropriate to
     exclude all Office of the President expenses in determining
     the pro forma operating results of the Company..............    $(9,368)
                                                                     =======
(d)  Represents the incremental amortization due to:
     Goodwill created as a result of the Acquisition which is
     being amortized over 40 years...............................    $ 1,018
     Amortization of identifiable intangible assets resulting
     from the Acquisition:
     Workforce (8 years).........................................        562
     Contracts (10 years)........................................      1,567
     Spare parts annuity (10-28 years)...........................      1,539
     Patents (14-17 years).......................................         23
                                                                     -------
                                                                     $ 4,709
                                                                     =======
(e)  Represents the net effect on interest for pro forma
     adjustments:
     Interest expense related to the Senior Subordinated Notes
     incurred to finance the Acquisition (rate of 8 5/8%)........    $11,102
     Amortization of deferred financing fees associated with the
     purchase of the Senior Subordinated Notes...................        550
     Interest expense related to the Credit Facility (assumed
     rate of 7 3/4%).............................................      6,519
     Amortization of deferred financing fees associated with the
     Credit Facility.............................................        270
     Elimination of historical interest expense on a previous
     credit facility.............................................     (5,500)
     Elimination of loan fee amortization and guarantee fees
     related to a previous credit facility.......................     (1,313)
     Elimination of the interest expense incurred on the
     refinancing of promissory notes which were repaid in
     September 1997..............................................     (2,866)
     Elimination of historical interest expense related to Carter
     indebtedness................................................       (970)
                                                                     -------
                                                                     $ 7,792
                                                                     =======
     A  1/8% change in the variable interest rate on the Credit
     Facility would change the pre-tax interest expense by $138.


(f)  Represents the elimination of the tax effect of changing
     Carter's Subchapter S Corporation status to a C Corporation,
     at the Company's 40% statutory tax rate.....................    $ 2,583
                                                                     =======

(g) Represents the income tax effects, at the Company's 40% statutory tax rate, of the pro forma adjustments described in Notes (b), (c), (d) and (e), net of adjustment for goodwill.

(h) Represents the effect on interest expense related to repayment of $45.9 million on the Credit Facility (assumed rate of 7 3/4%).

(i) Represents the income tax effect, at the Company's 40% statutory tax rate, of the pro forma adjustment described in Note (h).

     In connection with the proposed Offering, the Company has elected to (i) terminate the ESOP (ii) grant all remaining SARs outstanding under the SAR Plan,
(iii) immediately vest all granted stock options and SARs and (iv) terminate the SAR Plan and SERP. The Company will also recognize compensation expense for the SERP in connection with the termination of the ESOP. The Company expects that these actions will result in a non-recurring charge of $25.2 million ($25.2 million after-tax). The ESOP termination will result in the repayment of the $10.9 million ESOP Loan to the Company through the return of 779,998 Common Shares. The Company anticipates that it will make additional annual cash contributions to a defined contribution plan in an amount not to exceed the ESOP compensation expense which will cease in connection with the termination of the ESOP. The Company will also allow management to purchase an aggregate of 295,050 Common Shares at the initial public offering price in settlement of the SAR Plan and SERP liability. Finally, in connection with the termination of the ESOP and the SAR Plan, the Company anticipates that it will grant options for an aggregate of 878,412 Common Shares to the 308 participating employees. The impact of these transactions have not been reflected in the above information.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

     The following table sets forth selected consolidated historical financial and other data of Argo-Tech for (i) the fiscal years 1993 through 1997, which have been derived from Argo-Tech's audited consolidated financial statements for those years and (ii) the 27 weeks ended May 3, 1997 and May 2, 1998, which have been derived from Argo-Tech's unaudited consolidated financial statements for those periods, which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations for the unaudited interim periods. Results for the 27 weeks ended May 2, 1998 are not necessarily indicative of results that may be expected for the entire year. Argo-Tech's fiscal year ends on the last Saturday in October and is identified according to the calendar year in which it ends. For example, the fiscal year ended October 25, 1997 is referred to as "fiscal 1997." All of the fiscal years presented consisted of 52-week periods. The information presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto included elsewhere herein.

                                                                                                           27 WEEKS ENDED
                                                                    FISCAL YEAR ENDED                   ---------------------
                                                    -------------------------------------------------   MAY 3,      MAY 2,
                                                     1993      1994      1995       1996       1997      1997       1998(G)
                                                    -------   -------   -------   --------   --------   ------      -------
                                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
    Net revenues................................... $88,484   $79,709   $86,671   $ 96,437   $117,086   $53,159     $85,835
    Operational costs..............................  63,336    54,276    54,222     57,882     69,458    31,891      46,524
    Amortization of inventory step-up..............      --        --        --         --      1,496        --       8,976
                                                    -------   -------   -------   --------   --------   -------     -------
    Cost of revenues...............................  63,336    54,276    54,222     57,882     70,954    31,891      55,500
                                                    -------   -------   -------   --------   --------   -------     -------
    Gross profit...................................  25,148    25,433    32,449     38,555     46,132    21,268      30,335
    Operating expenses.............................  14,497    14,789    17,390     19,307     19.466     9,719      18,276
                                                    -------   -------   -------   --------   --------   -------     -------
    Income from operations.........................  10,651    10,644    15,059     19,248     26,666    11,549      12,059
    Interest expense...............................  10,371    10,117    11,924     10,138     12,827     5,640      11,337
    Other, net.....................................     127        75      (588)      (142)      (388)     (237)       (216)
    Income tax provision...........................      61       279     1,553      3,608      4,841     2,643         477
    Extraordinary loss(a)..........................      --        --        --         --      1,529        --          --
                                                    -------   -------   -------   --------   --------   -------     -------
    Net income..................................... $    92   $   173   $ 2,170   $  5,644   $  7,857   $ 3,503     $   461
                                                    =======   =======   =======   ========   ========   =======     =======
    Income (loss) per share to common before
      extraordinary loss:(b)
        Basic...................................... $  (.22)  $  (.28)  $  (.59)  $   (.31)  $    .32   $   .21     $   .05
        Diluted....................................    (.22)     (.28)     (.59)      (.31)       .31       .20         .04
    Net income (loss) per share to common:(b)
        Basic...................................... $  (.22)  $  (.28)  $  (.59)  $   (.31)  $    .16   $   .21     $   .05
        Diluted....................................    (.22)     (.28)     (.59)      (.31)       .16       .20         .04
    Weighted average number of shares outstanding
        Basic......................................  12,407    10,552     8,867      9,262      9,621     9,614       9,952
        Diluted....................................  12,407    10,552     8,867      9,262      9,942     9,928      10,272
OTHER DATA:
  Gross margin.....................................    28.4%     31.9%     37.4%      40.0%      39.4%     40.0%       35.3%
  Adjusted gross margin(c).........................    28.4      31.9      37.4       40.0       40.7      40.0        45.8
  EBITDA(d)........................................ $21,188   $19,370   $22,231   $ 26,710   $ 34,191   $15,062     $19,213
  EBITDA margin(e).................................    23.9%     24.3%     25.6%      27.7%      29.2%     28.3%       22.4%
  Adjusted EBITDA(d)............................... $21,188   $20,210   $23,901   $ 29,039   $ 38,607   $16,751     $30,246
  Adjusted EBITDA margin(e)........................    23.9%     25.4%     27.6%      30.1%      33.0%     31.5%       35.2%
  Net cash flows provided by operating
    activities..................................... $20,907   $17,531   $17,963   $ 15,983   $ 18,244   $ 3,885     $13,124
  Net cash flows used in investing activities......  (2,190)   (1,475)   (2,918)    (3,355)  (110,252)     (798)     (1,061)
  Net cash flows provided by (used in) financing
    activities..................................... (16,917)   (5,855)  (19,847)   (11,041)    87,813    (7,306)    (19,503)
  Depreciation and amortization(f).................  10,537     8,726     7,172      7,462      7,525     3,513       7,154
  Capital expenditures.............................   2,076     1,475     2,918      3,355      2,690       798       1,061

                                                                                                           27 WEEKS ENDED
                                                                                                       ----------------------
                                                                 FISCAL YEAR ENDED                          MAY 2, 1998
                                                ----------------------------------------------------   ----------------------
                                                  1993       1994       1995       1996       1997      ACTUAL    AS ADJUSTED
                                                --------   --------   --------   --------   --------    ------    -----------
                                                                               (IN THOUSANDS)

BALANCE SHEET DATA (AT END OF PERIOD):
  Total assets................................. $188,963   $183,826   $167,057   $167,106   $300,960   $283,335    $283,335
  Total debt...................................  128,000    137,607    118,607    107,607    248,862    229,731     183,784
  Redeemable preferred stock...................   24,400     25,908     25,908     25,908         --         --          --
  Redeemable common shares.....................       --      2,862      3,311      4,067      4,813      4,813          --
  Redeemable ESOP shares.......................       --        680      5,767     11,974     18,906     19,658          --
  Shareholders' equity/ (deficiency)...........    1,245    (20,390)   (25,617)   (28,219)   (27,941)   (26,246)     44,172

---------------

(a) The extraordinary loss, net of federal income tax benefit of $1,019, relates to the write-off of unamortized debt issuance costs of a previous credit facility that was refinanced with the proceeds of a new credit facility on July 18, 1997.

(b) Net income was reduced by dividends accrued on redeemable preferred stock and accretion of redeemable common shares and ESOP shares to compute income
    (loss) available to common shareholders as follows:

                                                                                                           27 WEEKS ENDED
                                                                 FISCAL YEAR ENDED                     ----------------------
                                                ----------------------------------------------------    MAY 3,      MAY 2,
                                                  1993       1994       1995       1996       1997       1997        1998
                                                --------   --------   --------   --------   --------    ------      ------
                                                                               (IN THOUSANDS)
Income before extraordinary loss............... $     92   $    173   $  2,170   $  5,644   $  9,386   $  3,503    $    461
Less: accrued preferred stock dividends........    2,792      3,124      3,509      3,848      1,527      1,527          --
     accretion of redeemable common stock......       --         --        449        756        746         --          --
     accretion of ESOP shares..................       --         --      3,417      3,878      4,012         --          --
                                                --------   --------   --------   --------   --------   --------    --------
Income (loss) before extraordinary loss
  available to common shareholders.............   (2,700)    (2,951)    (5,205)    (2,838)     3,101      1,976         461
Extraordinary loss.............................       --         --         --         --      1,529         --          --
                                                --------   --------   --------   --------   --------   --------    --------
Net income (loss) available to common
  shareholders................................. $ (2,700)  $ (2,951)  $ (5,205)  $ (2,838)  $  1,572   $  1,976    $    461
                                                ========   ========   ========   ========   ========   ========    ========

(c) Adjusted gross margin is computed as gross profit plus amortization of inventory step-up as a percentage of net revenues.

(d) EBITDA and Adjusted EBITDA represent income from operations plus non-cash charges as follows:

                                                                                                           27 WEEKS ENDED
                                                                 FISCAL YEAR ENDED                     ----------------------
                                                ----------------------------------------------------    MAY 3,      MAY 2,
                                                  1993       1994       1995       1996       1997       1997        1998
                                                --------   --------   --------   --------   --------    ------      ------
                                                                               (IN THOUSANDS)
Income from operations......................... $ 10,651   $ 10,644   $ 15,059   $ 19,248   $ 26,666   $ 11,549    $ 12,059
Depreciation and amortization..................   10,537      8,726      7,172      7,462      7,525      3,513       7,154
                                                --------   --------   --------   --------   --------   --------    --------
EBITDA.........................................   21,188     19,370     22,231     26,710     34,191     15,062      19,213
Compensation expense--ESOP.....................       --        840      1,670      2,329      2,920      1,689       2,057
Amortization of inventory step-up..............       --         --         --         --      1,496         --       8,976
                                                --------   --------   --------   --------   --------   --------    --------
Adjusted EBITDA................................ $ 21,188   $ 20,210   $ 23,901   $ 29,039   $ 38,607   $ 16,751    $ 30,246
                                                ========   ========   ========   ========   ========   ========    ========

   Argo-Tech's EBITDA and Adjusted EBITDA are not intended to represent cash flow from operations as defined by generally accepted accounting principles and should not be considered as an alternative to net income as an indicator of operating performance or to cash flow as a measure of liquidity. Argo-Tech has included information concerning EBITDA and Adjusted EBITDA as it understands that they are used by certain investors as one measure of a borrower's historical ability to incur and service debt. EBITDA and Adjusted EBITDA, as presented, may not be comparable to similarly titled measures reported by other companies, since not all companies necessarily calculate EBITDA and Adjusted EBITDA in an identical manner, and therefore are not necessarily an accurate means of comparison between companies.

(e) EBITDA margin and Adjusted EBITDA margin are computed as EBITDA and Adjusted EBITDA as a percentage of net revenues, respectively.

(f) Depreciation and amortization excludes deferred financing fees of $1,923, $1,451, $1,405, $1,191, $887, $584 and $512 for the fiscal years ended 1993,
    1994, 1995, 1996, 1997, and the 27 weeks ended May 3, 1997 and May 2, 1998, respectively.

(g) Adjusted for the effect of the repayment of debt with the proceeds of the Offering which would reduce interest expense by $1,068 after tax, pro forma net income for the interim period ended May 2, 1998 is $1,529. Net income per share to common would be $.10 basic and diluted based on weighted average number of shares outstanding of 15,582 basic and 15,903 diluted.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with "Selected Consolidated Financial Information" and the financial statements of the Company and notes thereto included elsewhere herein. Certain statements in the following discussion are forward-looking statements or discussion of trends which by their nature involve substantial risks and uncertainties that could significantly affect expected results. Actual future results and trends may differ materially from those described below depending on a variety of factors, including those detailed under the caption "Risk Factors" and elsewhere in this Prospectus. Argo-Tech's fiscal year ends on the last Saturday of October and is identified according to the calendar year in which it ends. For example, the fiscal year ended October 25, 1997 is referred to as "fiscal 1997." All of the fiscal years discussed consisted of 52 weeks.

OVERVIEW

     In fiscal 1997, the aerospace business generated approximately 94% of the Company's net revenues. The balance of the Company's net revenues were generated from sales of ground fueling equipment, certain industrial products and revenues from the operation of Heritage Business Park (the "Business Park") which includes the Cleveland Facility.

     As is customary in the commercial aerospace industry, the Company incurs substantial costs, for which it is generally not reimbursed, to design, test and qualify original equipment for OEMs. Once qualified, OEM products generally are sold at or below cost of production in anticipation of receiving orders for commercial spare parts and overhaul services at significantly higher margins. Over the approximately 25 year life cycle of an aircraft program, commercial spare parts and overhaul services for products manufactured by the Company often generate six or more times the aggregate net revenues of the OEM program.

     In contrast to the practice in the commercial aerospace industry, the Company is generally reimbursed for the design, test and qualification costs of equipment used on military aircraft. Military original equipment shipments generally are sold at cost plus a reasonable profit. Due to lower aircraft utilization, military aftermarket sales are less significant than commercial aftermarket sales. Aftermarket margins for military products are at a level higher than original equipment shipments.

THE REORGANIZATION

     Contemporaneous with the Offering, the Company, an Ohio corporation, will become a successor to ATH, a Delaware corporation, which is the parent company of ATC and its subsidiaries. Prior to the Offering, ATH will merge into the Company (the "Reorganization") and the Company will become the direct parent of ATC, and the indirect parent of ATC's subsidiaries, Argo-Tech Corporation (Aftermarket), Argo-Tech Corporation (HBP), Argo-Tech Corporation (OEM), Carter, AT Insurance and AT Export.

     Prior to the Reorganization, the capital stock of ATH consisted of Class A Common Shares, Class B Common Shares, Class C Common Shares and Class D Common Shares (collectively, the "ATH Shares"). With the consummation of the Reorganization, all classes of ATH Shares will be extinguished, and each outstanding ATH Share will be converted into 9.2157 Common Shares.

GENERAL

     During the period from 1993 to 1995, the aerospace industry experienced a significant downturn in its business cycle. During this period, Argo-Tech initiated a workforce reduction (the "Workforce Reduction") of approximately 30%, including early retirement programs. In addition, Argo-Tech undertook process improvement programs, which are still ongoing, such as Argo-Tech's certified operator and certified supplier programs (together with the Workforce Reduction, known as "Cost Reductions"). As the aerospace industry has moved into its recovery phase, the increase in volume of products manufactured, coupled with the Cost Reductions has allowed Argo-Tech to spread its fixed manufacturing costs over a larger volume of products, thereby increasing the absorption of such fixed costs ("Operating Leverage").

DEVELOPMENT EXPENSE TRENDS

     In connection with new aerospace product development programs, Argo-Tech incurs significant research and development expenditures to design, test and qualify main engine fuel pumps and accessories for engine and airframe OEMs. Prior to 1990, these engine and airframe OEMs reimbursed Argo-Tech for a majority of these research and development expenditures. Since 1990, commercial OEMs have significantly reduced, and in many cases eliminated, the reimbursement of these development programs, which has resulted in increased levels of research and development expenditures funded by Argo-Tech. Research and development expenditures are expensed as incurred, and such expenditures are expected to continue at historical levels.

ESOP

     ATC established its ESOP in 1994 by purchasing 3,870,594 Common Shares with the proceeds of a $16.8 million term loan funded through a then existing credit facility, which was refinanced on July 18, 1997. The ESOP will be terminated concurrently with the consummation of the Offering. The ESOP, which includes each of ATC's approximately 308 salaried employees, holds approximately 30% of the Company's Common Shares. Generally accepted accounting principles ("GAAP") require that non-cash ESOP compensation expense and a corresponding increase in shareholders' equity be recorded annually as shares held by the ESOP are allocated to participants and the loan made to the ESOP is repaid. GAAP also requires that this non-cash ESOP compensation expense be added back to net income in the determination of cash flow from operations. The aggregate amount of such non-cash ESOP compensation expense was $1.7 million, $2.3 million and $2.9 million for the fiscal years ended 1995, 1996 and 1997, respectively. See "Management -- Employee Benefit Plans."

BUSINESS PARK

     Argo-Tech owns and operates the Business Park, a 150 acre, 1.8 million square foot business park in Cleveland, Ohio. ATC acquired the Business Park as part of the TRW Transaction in 1986. In 1990, ATC underwent a corporate restructuring, was acquired by ATH and disposed of substantially all of its operations except for its aircraft fuel pump business and the Business Park. In connection with this corporate restructuring, Argo-Tech entered into certain lease and service agreements with the disposed operations located in the Business Park. The service agreements covered certain support functions, including computerized information services, equipment maintenance, and certain office administrative services. The service agreements ensured that the disposed businesses would have the necessary support functions to operate until they became self sufficient. The planned elimination of services to these tenants has resulted in a continual reduction of service-related revenues. In addition to providing space and services to operations formerly owned by it, the Company also leases space in the Business Park to other businesses. Pro forma for the Acquisition, the Business Park accounted for 3.1% of the Company's fiscal 1997 revenues.

ACQUISITION

     On September 26, 1997, ATC acquired all of the outstanding shares of Carter, a manufacturer of aircraft fluid control component parts, industrial marine cryogenic pumps, and ground fueling components for $107.6 million, including acquisition costs. The Acquisition was funded by the issuance of the Senior Subordinated Notes. The results of Carter's operations have been combined with those of the Company since the date of the Acquisition. The purchase price of $107.6 million exceeded the fair value of the net tangible assets of Carter at the date of the Acquisition by $99.7 million. Of that excess, $60.6 million was assigned to identified intangible assets and the remainder of $39.1 million was considered goodwill that is being amortized on a straight-line basis over 40 years based on a preliminary allocation of the purchase price using estimated fair market values of the assets acquired and liabilities assumed as of the Acquisition date.

EXPORT SALES

     Substantially all of the Company's export sales are denominated in U.S. dollars. Export sales for fiscal years 1995, 1996 and 1997 and the 27 week period ended May 2, 1998 were $37.5 million, $44.1 million, $59.5 million and $39.0 million, respectively (which accounted for 43.2%, 45.7%, 50.7% and 45.4% of such period's net revenue). Sales to Europe were $10.1 million, $13.2 million, $18.8 million and $14.7 million and export sales to all other regions, individually less than 10%, were $27.4 million, $30.9 million, $40.7 million and $24.3 million for fiscal years 1995, 1996 and 1997 and the 27 week period ended May 2, 1998, respectively.

BACKLOG

     Management believes that unfilled orders are not necessarily an indicator of future shipment levels of its products. As customers demand shorter lead times and flexibility in delivery schedules, they have also revised their purchasing practices. As a result, notification of firm orders may occur only within thirty to sixty days of delivery. In addition, due to the government funding process, backlog can vary on a period to period basis depending on the stage of completion of the contracts represented by such backlog. Therefore, management believes that the backlog of unfilled orders cannot be relied upon as a valid indication of the Company's sales or profitability in a subsequent year.

YEAR 2000

     The Company has initiated activities to identify actions necessary to become Year 2000 compliant, and where such actions have been identified, has begun to implement these actions to provide uninterrupted, normal operations of critical business systems before, during, and after the Year 2000. The Company is primarily using internal resources to make the required modifications and upgrades, and plans to complete the implementation of all significant applications by mid 1999. This schedule will allow the Company adequate time to assess and correct any significant issues that may materialize. Substantially all of the upgrades necessary to achieve Year 2000 compliance are being done in conjunction with normal upgrades and conversions of the Company's systems and are being expensed as incurred. Such costs are not expected to have a material adverse effect on the Company. In addition, the Company is actively working with its customers and suppliers to assess their compliance efforts, as well as the Company's potential exposure to the failure of such suppliers and customers to become Year 2000 compliant. While the Company believes that such exposure is minimal, there can be no assurance that the systems of suppliers and customers will be timely converted, or that the failure of such companies to complete the conversion process will not have a material adverse effect on the Company.

RESULTS OF OPERATIONS

     The following table presents, for the periods indicated, selected items in the Company's consolidated statements of income as a percentage of net revenues.

                                                                           27 WEEKS ENDED
                                                   FISCAL YEAR ENDED       ---------------
                                                ------------------------   MAY 3,   MAY 2,
                                                1995    1996     1997(A)    1997     1998
                                                -----   -----    -------   ------   ------
Net revenues.................................   100.0%  100.0%    100.0%   100.0%   100.0%
Gross profit.................................    37.4%   40.0%     39.4%    40.0%    35.3%
Operating expenses...........................    20.0%   20.0%     16.6%    18.3%    21.3%
                                                -----   -----     -----    -----    -----
Income from operations.......................    17.4%   20.0%     22.8%    21.7%    14.0%
Interest expense.............................    13.8%   10.5%     11.0%    10.6%    13.2%
Other, net...................................    (0.7)%  (0.1)%    (0.3)%   (0.5)%   (0.3)%
                                                -----   -----     -----    -----    -----
Income before income taxes...................     4.3%    9.6%     12.1%    11.6%     1.1%
Income tax provision.........................     1.8%    3.7%      4.1%     5.0%     0.6%
                                                -----   -----     -----    -----    -----
Income before extraordinary items............     2.5%    5.9%      8.0%     6.6%     0.5%
Extraordinary loss...........................      --      --       1.3%      --       --
                                                -----   -----     -----    -----    -----
Net income...................................     2.5%    5.9%      6.7%     6.6%     0.5%
                                                =====   =====     =====    =====    =====

---------------

(a) Includes the results of Carter from the date of the Acquisition, September 26, 1997, to October 25, 1997.

27 WEEK PERIOD ENDED MAY 2, 1998 COMPARED WITH THE 27 WEEK PERIOD ENDED MAY 3, 1997

     Net revenues for the 27 week period ended May 2, 1998 increased $32.6 million, or 61.3%, to $85.8 million from $53.2 million for the 27 week period ended May 3, 1997. This increase was primarily due to the Acquisition in September 1997 and increased customer demand in the ATC commercial aftermarket and OEM product lines. Revenues attributable to Carter in the 27 week period ended May 2, 1998 were $24.6 million, accounting for 75.5% of the net revenue increase. ATC commercial aftermarket revenues increased $5.2 million, or 16.3%, to $37.1 million and commercial OEM revenues, exclusive of Carter, increased $1.6 million, or 11.0% to $16.1 million in the 27 week period ended May 2, 1998 due to continued strength in airline traffic and airline capital spending. ATC military revenues increased $1.4 million, or 35.0%, to $5.4 million, while other revenues declined $0.2 million, or 7.7% to $2.6 million, in the 27 week period ended May 2, 1998. The increase in military revenues was primarily due to increased F-15 foreign military shipments. The decline in other revenues was due to a planned reduction of services offered to Business Park tenants.

     Gross profit for the 27 week period ended May 2, 1998 increased $9.0 million, or 42.3%, to $30.3 million from $21.3 million in the 27 week period ended May 3, 1997 due to the inclusion of Carter, increased ATC aerospace revenues and improved operating efficiency in the Cleveland Facility, offset by $9.0 million of amortization related to the step-up of Carter inventory to fair market value. Gross margin for the 27 week period ended May 2, 1998 decreased to 35.3% from 40.0% for the 27 week period ended May 3, 1997 due to amortization related to the step-up of Carter inventory to fair value, partially offset by favorable Carter sales mix and improved operating efficiency in the Cleveland Facility's manufacturing operations. Excluding the $9.0 million charge for amortization related to the step-up of inventory to fair value in connection with the Acquisition, gross margin increased to 45.8% for the 27 week period ended May 2, 1998.

     Operating expenses for the 27 week period ended May 2, 1998 increased $8.6 million, or 88.7%, to $18.3 million from $9.7 million in the 27 week period ended May 3, 1997. This increase was primarily attributable to the inclusion of Carter operating expenses and amortization of intangible assets, offset by a decrease in ATC customer directed research and development expense. Operating expenses as a percent of revenues increased to 21.3% for the 27 week period ended May 2, 1998 from 18.3% for the comparable period in fiscal 1997. Excluding the $2.5 million of Carter amortization of intangible assets, operating expenses as a percent of revenues would have been 18.4% for the 27 week period ended May 2, 1998.

     Income from operations for the 27 week period ended May 2, 1998 increased $0.5 million, or 4.3%, to $12.1 million from $11.6 million in the 27 week period ended May 3, 1997. This increase was primarily due to the inclusion of Carter, increased ATC aerospace sales and improved operating efficiency in the Cleveland Facility, offset by the amortization related to the step-up of Carter inventory to fair market value and amortization of Carter intangible assets. As a percent of revenues, income from operations for the 27 week period ended May 2, 1998 decreased to 14.0% from 21.7% for the 27 week period ended May 3, 1997. Excluding the $9.0 million charge for amortization related to the step-up of inventory to fair value in connection with the Acquisition, income from operations as a percent of revenues increased to 24.6%.

     Interest expense for the 27 week period ended May 2, 1998 increased $5.7 million, or 101.8%, to $11.3 million from $5.6 million for the 27 week period ended May 3, 1997 primarily due to the issuance of the Senior Subordinated Notes in connection with the Acquisition in September 1997, the repurchase of all of the outstanding preferred stock of the Company in March 1997, and an increase in the average interest rate.

     The income tax provision for the 27 week period ended May 2, 1998 decreased $2.1 million, or 80.8%, to $0.5 million from $2.6 million in the 27 week period ended May 3, 1997, attributable to a decrease of $5.2 million in pre-tax income, to $0.9 million for the 27 week period ended May 2, 1998 from $6.1 million for the 27 week period ended May 3, 1997.

     Net income for the 27 week period ended May 2, 1998 decreased $3.0 million, or 85.7%, to $0.5 million from $3.5 million for the 27 week period ended May 3, 1997 primarily due to the factors discussed above. Excluding the $9.0 million charge ($5.3 million net of tax) for amortization related to the step-up of inventory to fair value in connection with the Acquisition, net income increased 65.7% to $5.8 million.

     Net revenues in the second fiscal quarter of 1998 decreased $3.1 million, or 7.0%, to $41.4 million from $44.5 million in the first fiscal quarter due principally to large orders of high margin aftermarket products shipped by the Company to a distributor in the first quarter. The Company experienced a net loss of $975,000 in the second quarter compared to net income for the first quarter of $1.4 million. This decline was due to the comparative impact of the aforementioned first quarter shipments to a distributor combined with a greater percentage of higher margin aftermarket sales in the first quarter versus the second quarter. See " -- Quarterly Results of Operations -- Fluctuations of Operating Results; Limitations of Quarterly Comparisons."

FISCAL 1997 COMPARED WITH FISCAL 1996

     Net revenues for fiscal 1997 increased $20.7 million, or 21.5%, to $117.1 million from $96.4 million for fiscal 1996 due to an increase of $22.0 million for aerospace products, including $2.6 million of Carter aerospace products, and an increase of $1.3 million related to Carter ground fueling and industrial marine products offset by a $2.6 million decrease in revenues related to the Business Park. Commercial aftermarket revenues increased 29.8%, or $15.9 million, to $69.3 million and commercial OEM revenues increased 13.6%, or $3.6 million, to $30.0 million due to a continued increase in both airline traffic and airline capital spending. Total military revenues increased $2.5 million to $11.0 million due to an increase of $1.5 million in military OEM revenues and the addition of $1.5 million of Carter military sales offset by a reduction of $0.5 million of aftermarket revenues. The decline in Business Park revenues from the prior fiscal year was due to a planned reduction in the maintenance and other services offered to tenants and a reduction in the rental rate and square footage requirements of a major tenant's lease.

     Gross profit for fiscal 1997 increased $7.5 million, or 19.4%, to $46.1 million from $38.6 million for fiscal 1996 primarily due to increased aerospace revenues. Gross margin decreased to 39.4% for fiscal 1997 from 40.0% in fiscal 1996 due to the amortization related to the step-up of Carter inventory to fair market value. Excluding the $1.5 million charge for amortization related to the step-up of inventory to fair value in connection with the Acquisition, gross margin for fiscal 1997 increased to 40.7%.

     Operating expenses for fiscal 1997 were $19.5 million, a slight increase from $19.3 million for fiscal 1996. Selling, general and administrative expenses increased $0.9 million primarily due to the addition of expenses related to Carter. Research and development expenditures decreased by $0.7 million primarily due to an increase in customer reimbursements received on commercial aerospace development programs. Operating expenses decreased as a percentage of net revenues to 16.6% in fiscal 1997 from 20.0% in fiscal 1996. The decrease was primarily the result of improved Operating Leverage.

     Income from operations for fiscal 1997 increased $7.5 million, or 39.1%, to $26.7 million from $19.2 million for fiscal 1996 and increased as a percentage of net revenues to 22.8% in fiscal 1997 from 20.0% in fiscal 1996. This increase was due to higher net revenues and improved Operating Leverage.

     Interest expense for fiscal 1997 increased $2.7 million, or 26.7%, to $12.8 million from $10.1 million for fiscal 1996 due to the increase in the average amount of indebtedness outstanding related to the redemption of preferred stock and payment of accrued dividends in March 1997 (see Note 11 to the consolidated financial statements) and the Acquisition.

     The income tax provision for fiscal 1997 of $4.8 million represents an effective tax rate of 34.0% compared to 39.0% for fiscal 1996. The decrease in the effective tax rate is primarily due to the impact of lower tax rates on the Company's foreign sales corporation earnings and reduction in taxable income subject to state and local taxes.

     The extraordinary loss for fiscal 1997 of $1.5 million represents the write-off of unamortized debt issuance costs, net of federal income tax benefits, related to the then existing credit facility, which was refinanced with a new credit facility on July 18, 1997. See Note 10 to the consolidated financial statements.

     Net income for fiscal 1997 increased $2.3 million, or 41.1%, to $7.9 million, from $5.6 million for fiscal 1996 primarily due to the factors discussed above. Excluding the $1.5 million charge ($0.9 million net of tax) for amortization related to the step-up of inventory to fair value in connection with the Acquisition, net income for fiscal 1997 increased 57.1% to $8.8 million.

FISCAL 1996 COMPARED TO FISCAL 1995

     Net revenues for fiscal 1996 increased $9.7 million, or 11.2%, to $96.4 million from $86.7 million in fiscal 1995 due to an increased demand for aerospace products. Commercial aftermarket revenues increased 6.8%, or $3.4 million, to $53.3 million from $49.9 million in fiscal 1995. Commercial OEM revenues increased 21.7%, or $4.7 million, to $26.4 million from $21.7 million in fiscal 1995, in each case primarily driven by increased capital investment by Argo-Tech's commercial airline customers. Total military revenues increased 34.9% or $2.2 million, to $8.5 million from $6.3 million in fiscal 1995, as a result of increased revenues relating to sales of F119 actuator fuel pumps and increased spare parts deliveries for C-5 and F-15 aircraft. Business Park revenues in fiscal 1996 were $0.6 million lower than in fiscal 1995 due to a planned reduction in the level of maintenance and other services offered to tenants and a reduction of rental square footage requirements by a major tenant.

     Gross profit in fiscal 1996 increased $6.2 million, or 19.1%, to $38.6 million from $32.4 million in fiscal 1995 while gross margin improved to 40.0% in fiscal 1996 from 37.4% in fiscal 1995. These improvements were a result of higher net revenues, improved Operating Leverage and the continued benefits of Cost Reductions.

     Operating expenses in fiscal 1996, while stable as a percentage of revenues, increased $1.9 million, or 10.9%, to $19.3 million from $17.4 million in fiscal 1995 as Argo-Tech added incremental customer support of $0.3 million and increased the level of research and development expenditures by $0.3 million.

     Income from operations in fiscal 1996 increased by $4.2 million, or 28.0% to $19.2 million from $15.0 million in fiscal 1995 and increased as a percentage of net revenues to 20.0% in fiscal 1996 from 17.4% in fiscal 1995. Improved Operating Leverage and the continued benefits of Cost Reductions initiated in prior years were the primary reasons for the increase.

     Interest expense in fiscal 1996 declined $1.8 million, or 15.1%, to $10.1 million from $11.9 million in fiscal 1995 primarily due to the lower average level of outstanding indebtedness.

     The income tax provision in fiscal 1996 of $3.6 million represents an effective tax rate of 39.0% compared to 41.7% for fiscal 1995. The lower effective income tax rate in fiscal 1996 is due to the impact of lower tax rates on the Company's foreign sales corporation earnings and the effect of the non-deductible amortization of goodwill in proportion to lower pre-tax income in fiscal 1995.

     Net income in fiscal 1996 increased $3.4 million, or 154.5%, to $5.6 million from $2.2 million in fiscal 1995 primarily due to the factors discussed above.

LIQUIDITY AND CAPITAL RESOURCES

     The Company is a holding company that receives all of its operating income from its Subsidiaries. As a result, Argo-Tech's primary source of liquidity for conducting business activities and servicing its indebtedness has been cash flows from operating activities.

     In March 1997, the Company repurchased all of the preferred stock reflected on the Company's financial statements, totaling $25.9 million, along with accrued dividends of $19.3 million, in exchange for $41.1 million of subordinated notes and cash of $4.1 million. Interest on the notes was payable quarterly at 11 1/4% and they were to have matured on December 31, 2007. The Company's subsidiary, ATC, also had $5.0 million of notes payable, which were to mature on December 31, 2007, paid interest quarterly at the prime rate and were subordinate to ATC's senior debt (including the Credit Facility). These notes (the "Existing Notes"), together with the accrued interest thereon of approximately $0.6 million, were repaid with the proceeds of the offering of the Senior Subordinated Notes.

     In September 1997, ATC amended its then existing credit facility consisting of a seven-year $100.0 million term loan, a seven-year $20.0 million revolving credit facility and a seven-year $15.0 million delayed draw acquisition loan (the "Credit Facility") to allow for, among other things, the Acquisition and the issuance of the Senior Subordinated Notes. The Company has guaranteed ATC's obligations under the Credit Facility. This credit facility was originally put in place in July 1997. Under the Credit Facility, ATC has outstanding $89.5 million principal amount of term loans and also has available, after $0.3 million of letters of credit, $19.7 million of the seven-year $20.0 million revolving credit facility at May 2, 1998. The unused balance of the revolving credit facility is subject to a .375% commitment fee, a reduction from the October 1997 commitment fee of .5%. In connection with the credit facility put in place in July 1997, ATC recorded an extraordinary charge before tax of $2.5 million, consisting primarily of the write-off of unamortized financing costs related to a prior credit facility. The Credit Facility contains a number of covenants that, among other things, limit ATC's ability to incur additional indebtedness, pay dividends, prepay subordinate indebtedness, dispose of certain assets, create liens, make capital expenditures, make certain investments or acquisitions and otherwise restrict corporate activities. The Credit Facility also requires ATC to comply with certain financial ratios and tests, under which ATC will be required to achieve certain financial and operating results. ATC was in compliance with all financial ratios and tests at May 2, 1998. Interest is calculated, at ATC's option, using an Alternate Base Rate ("ABR") or LIBOR, plus a supplemental percentage determined by the ratio of total debt to EBITDA. The interest rate is not to exceed ABR plus 1.00% or LIBOR plus 2.00%.

     In September 1997, concurrently with the Acquisition, ATC issued $140.0 million aggregate principal amount of Senior Subordinated Notes (the "Note Offering"). Proceeds from the Note Offering, together with a portion of the borrowings under the Credit Facility were used to finance the Acquisition, repay in full $46.1 million of Existing Notes, and to pay fees and expenses incurred in connection with the Acquisition. The Senior Subordinated Notes bear interest at a rate of 8 5/8% per annum, payable semi-annually on each April 1 and October 1, commencing April 1, 1998. The Senior Subordinated Notes have been jointly, severally, fully and unconditionally guaranteed by all of ATC's wholly owned subsidiaries, with the exception of two direct, and two indirect, wholly owned inconsequential subsidiaries. The indenture pursuant to which the Senior Subordinated Notes were issued contains certain optional and mandatory redemption features and other customary financial covenants and restrictions. The issuance of the Senior Subordinated Notes will contribute to a future net increase of interest expense.

     Total debt at May 2, 1998 consisted of $89.5 million principal amount of term loans, $140.0 million principal amount of Senior Subordinated Notes and $0.2 million of capitalized lease obligations. Payments of $19.1 million were made on term loans in the first 27 weeks of 1998, which included prepayments of $1.4 million as a result of ATC's excess cash flow (as defined in the Credit Facility) at October 25, 1997 and $15.0 million as a voluntary prepayment. As of May 2, 1998, there were no borrowings on the Credit Facility.

     ATC occasionally hedges its exposure to floating interest rates under its bank credit facilities by entering into fixed-for-floating interest rate swaps with financial institutions. In connection with the Credit Facility, ATC entered into an interest rate swap that effectively converts $30.0 million of floating rate borrowings into a 6.785% fixed rate obligation. This swap agreement terminates in October 2000 and is currently the only interest rate derivative the Company has in place.

     In fiscal years 1995 through 1997, interest rate swaps converted $20.0 million, $20.0 million and $30.0 million of ATC's floating rate borrowings under its bank credit facilities into fixed rate obligations with average interest rates of 5.715%, 5.80% and 6.66%, respectively. Gains and losses incurred are recognized as interest expense and resulted in a gain of $0.1 million in 1995 and losses of $0.4 million and $0.3 million in fiscal 1996 and fiscal 1997, respectively.

     Cash Flows from Operating Activities. Cash flow from operating activities for the 27 week period ended May 2, 1998 increased $9.2 million to $13.1 million, primarily due to improved operating results offset by unfavorable changes in working capital. Cash flow from operating activities for fiscal 1997 increased $2.2 million to $18.2 million from $16.0 million fiscal 1996, primarily as a result of improved operating results offset by an increase in receivables. Cash flows from operating activities in fiscal 1996 decreased $2.0 million to $16.0 million from $18.0 million in fiscal 1995, primarily as a result of a small increase in inventory compared to a significant reduction in inventory for fiscal year 1995, partially offset by an increase in operating results.

     Cash Flows from Investing Activities. Net cash used in investing activities for the 27 week period ended May 2, 1998 was $1.1 million for the purchases of property, plant and equipment compared to $0.8 million for the same period in fiscal 1997. Net cash used in investing activities for fiscal year 1997 was $110.3 million which included the acquisition of Carter for $107.6 million, and capital expenditures of $2.7 million. Expenditures for property, plant and equipment of $2.7 million, $3.4 million, and $2.9 million for fiscal years 1997, 1996 and 1995, respectively, reflect a normal range of capital investments necessary to maintain the efficiency and manufacturing capabilities of the Company.

     Cash Flows from Financing Activities. Cash used in financing activities for the 27 week period ended May 2, 1998 of $19.5 million was primarily for scheduled repayments and voluntary prepayments of long-term debt. Net cash used in financing activities of $7.3 million for the 27 week period ended May 3, 1997 consisted of net borrowings of $37.9 million offset by the redemption of preferred stock and payment of accrued interest totaling $45.2 million. Cash provided by financing activities for fiscal 1997 was $87.8 million, consisting of net borrowings of $141.0 million offset by the redemption of preferred stock and payment of accrued interest totaling $45.2 million and payment of $7.3 million in deferred financing fees related to the Credit Facility and the Note Offering. Cash used in financing activities for fiscal 1996 and 1995 was $11.0 million and $19.8 million, respectively, to make scheduled repayments as well as voluntary prepayments of long-term debt.

     Capital Expenditures. Capital expenditures for the 27 week period ended May 2, 1998 totaled $1.1 million compared to $0.8 million for the comparable period in 1997. The Company expects to incur capital expenditures of approximately $4.9 million for the remainder of fiscal 1998, related to the continued maintenance of facilities and equipment to support current operating activities. Capital expenditures are financed with cash generated from operations.

     The Company believes that cash flow from operations will provide adequate funds for its working capital needs, planned capital expenditures and debt service obligations. The Company's ability to fund its operations, make planned capital expenditures, and to make scheduled payments on its indebtedness depends on its future operating performance and cash flow, which in turn are subject to prevailing conditions and to financial, business, and other factors, some of which are beyond its control.

QUARTERLY RESULTS OF OPERATIONS


     Historical Quarterly Results. The following table sets forth certain quarterly statement of operations data. This unaudited quarterly information has been prepared on the same basis as the annual information presented elsewhere herein and, in management's opinion, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations for each of the unaudited quarters presented.


                                       1996                                    1997                          1998
                       -------------------------------------   -------------------------------------   -----------------
                        FIRST    SECOND     THIRD    FOURTH     FIRST    SECOND     THIRD    FOURTH     FIRST    SECOND
                       QUARTER   QUARTER   QUARTER   QUARTER   QUARTER   QUARTER   QUARTER   QUARTER   QUARTER   QUARTER
                       -------   -------   -------   -------   -------   -------   -------   -------   -------   -------
                                                                (IN THOUSANDS)
Net revenues.........  $25,086   $22,558   $23,849   $24,944   $25,191   $27,968   $31,733   $32,194   $44,462   $41,373
Operational costs....   13,808    13,890    15,162    15,022    15,152    16,739    16,806    20,761    22,994    23,530
Amortization of
  inventory
  step-up............       --        --        --        --        --        --        --     1,496     4,488     4,488
                       -------   -------   -------   -------   -------   -------   -------   -------   -------   -------
Cost of revenues.....   13,808    13,890    15,162    15,022    15,152    16,739    16,806    22,257    27,482    28,018
                       -------   -------   -------   -------   -------   -------   -------   -------   -------   -------
    Gross profit.....   11,278     8,668     8,687     9,922    10,039    11,229    14,927     9,937    16,980    13,355
Selling, general and
  administrative.....    2,371     2,464     2,472     2,728     2,412     2,483     2,315     3,722     5,347     6,083
Engineering and
  development........    1,670     1,594     1,528     1,637     2,081     1,488     1,496       617     1,740     1,351
Goodwill/Intangible
  amortization.......      583       584       583     1,092       649       606       605       992     1,932     1,823
                       -------   -------   -------   -------   -------   -------   -------   -------   -------   -------
    Operating
      expenses.......    4,624     4,642     4,583     5,457     5,142     4,577     4,416     5,331     9,019     9,257
                       -------   -------   -------   -------   -------   -------   -------   -------   -------   -------
Income from
  operations.........    6,654     4,026     4,104     4,465     4,897     6,652    10,511     4,606     7,961     4,098
Interest expense.....    2,691     2,486     2,466     2,495     2,616     3,024     3,582     3,605     6,084     5,253
Other expense, net...     (101)       (7)       (9)      (24)     (124)     (113)      (76)      (75)     (202)      (14)
                       -------   -------   -------   -------   -------   -------   -------   -------   -------   -------
Income (loss) before
  income taxes.......    4,064     1,547     1,647     1,994     2,405     3,741     7,005     1,075     2,079    (1,141)
Income tax provision
  (benefit)..........    1,478       551     1,143       436     1,062     1,581     2,656      (458)      643      (166)
                       -------   -------   -------   -------   -------   -------   -------   -------   -------   -------
Income (loss), before
  extraordinary
  loss...............    2,586       996       504     1,558     1,343     2,160     4,349     1,534     1,436      (975)
Extraordinary loss,
  net of income tax
  benefit of
  $1,019.............       --        --        --        --        --        --     1,529        --        --        --
                       -------   -------   -------   -------   -------   -------   -------   -------   -------   -------
Net income (loss)....  $ 2,586   $   996   $   504   $ 1,558   $ 1,343   $ 2,160   $ 2,820   $ 1,534   $ 1,436   $  (975)
                       =======   =======   =======   =======   =======   =======   =======   =======   =======   =======

     Fluctuations of Operating Results; Limitations of Quarterly Comparisons. The Company's results of operations are subject to fluctuations from quarter to quarter due to changes in demand for its products, changes in product mix and other factors. Demand for the Company's products can vary from quarter to quarter due to changes in demand for, and timing of deliveries of, OEM, aftermarket and military products and services. In particular, the timing of the Company's aftermarket sales tend not to occur on a predictable schedule and, furthermore, the sales tend to occur in large quantities which can significantly impact quarterly comparisons. In addition, net revenues of the Company's products in the third and fourth quarters can be lower than the first two quarters because of planned production shut downs at the Company's Cleveland Facility.

     For example, in the first fiscal quarter of 1998, the Company's sales were comparatively high due to large volumes shipped to a distributor. In addition, the sales for this period consisted of a comparatively high percentage of aftermarket sales. This combination of high-volume, high margin sales led to comparatively favorable results in the first quarter, despite the amortization charges relating to the Acquisition. However, in the second fiscal quarter of 1998, the Company's sales mix had a greater percentage of lower margin OEM sales and, as a result, operational expenses rose despite a drop in net revenues and the Company experienced a net loss of $975,000 for this quarterly period. A similar fluctuation occurred in the third fiscal quarter of 1997 when, due to comparatively high sales and a larger percentage of aftermarket sales, the Company's net income was unusually high.

     In addition, on September 26, 1997, ATC acquired all of the outstanding shares of Carter for $107.6 million, including acquisition costs. Carter's inventory was increased by $12.2 million to record inventories at their fair value as of the date of acquisition in accordance with Accounting Principles Board Opinion No. 16 -- "Business Combinations." Based on Carter's inventory turnover rate, $1.5 million, $4.5 million and $4.5 million of this amount is included in cost of revenues for the fourth quarter of 1997 and the first and second quarters of 1998, respectively. In addition, $99.7 million of identified intangibles and goodwill are being amortized over an 8 to 40 year period. These amortizations increased operating expenses $0.4 million, $1.2 million and $1.3 million for the fourth quarter of 1997 and the first and second quarters of 1998, respectively.

     Accordingly, year-to-year and quarter-to-quarter comparisons of quarterly results may not be meaningful, and quarterly results during the year are not necessarily indicative of the results that may be expected for any future period or for the entire year. See "Risk Factors -- Fluctuations in Operating Results; Limitations of Quarterly Comparisons."

ANTICIPATED RESULTS FOR THE FISCAL QUARTER ENDING AUGUST 1, 1998.


     The Company expects that net revenues for the third fiscal quarter of 1998 will be slightly higher than those realized in the second fiscal quarter of 1998. The negative effect to gross profit of a larger percentage of lower margin OEM sales in the third fiscal quarter of 1998 versus the second fiscal quarter of 1998 is expected to be more than offset by reduced amortization of inventory step-up which will end in the third fiscal quarter of 1998 and has negatively impacted gross profit since the Acquisition. As a result, the Company expects gross profit for the third fiscal quarter of 1998 to be slightly higher than for the second fiscal quarter of 1998 and the Company expects to post a modest net income for the third fiscal quarter of 1998 versus a net loss for the second fiscal quarter of 1998. See "-- Quarterly Results of Operations" and "Forward-Looking Information."



     Net revenues for the third fiscal quarter of 1998 are expected to be substantially greater than those realized in the third fiscal quarter of 1997, primarily due to revenues attributable to the Acquisition. However, due to the negative effect on gross profit caused by a larger percentage of lower margin OEM sales in the third fiscal quarter of 1998 versus the third fiscal quarter of 1997, as well as the continued negative impact in the third fiscal quarter of 1998 of amortization of inventory step-up, goodwill and intangibles as well as higher operating costs and interest expense, all associated with the Acquisition, the Company expects a modest net income for the third fiscal quarter, although substantially less than net income for the third fiscal quarter of 1997. See "-- Quarterly Results of Operations" and "Forward-Looking Information."


EXPECTED CHARGE FROM BENEFITS RESTRUCTURING


     In connection with the Benefits Restructuring, the Company expects to incur non-recurring charges of $21.5 million ($22.6 million after tax) in compensation expense as a result of the termination of the Company's ESOP, $2.5 million ($1.5 million after tax) in compensation expense due to the immediate vesting of stock options and SARs and $1.2 million ($1.1 million after tax) in compensation expense as a result of the conversion of the supplemental employee retirement plan into a key employee security option plan. These charges, aggregating $25.2 million ($25.2 million after tax), will be reflected in the results for the fiscal quarter in which the Offering is consummated. See "Management--Employee Benefit Plans."

NEW ACCOUNTING PRONOUNCEMENTS

     In June 1997, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 130, "Reporting Comprehensive Income." This statement requires that an enterprise classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. Also, in June 1997, the FASB issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." This statement requires that a public business enterprise report financial and descriptive information about its reportable operating segments such as a measure of segment profit or loss, certain specific revenue and expense items, and segment assets. SFAS 130 and SFAS 131 must be implemented by the Company in fiscal 1999. The Company has not completed its evaluation of these statements, but does not anticipate a material impact on the consolidated financial statements from the adoption of the additional disclosure requirements of these accounting standards.

     In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." This statement does not change the recognition or measurement of pension or postretirement benefit plans, but standardizes disclosure requirements for pensions and other postretirement benefits, eliminates certain disclosures and requires certain additional information. SFAS No. 132 is effective for fiscal years beginning after December 15, 1997.

                                    BUSINESS

OVERVIEW

     The Company is a leading designer, manufacturer and servicer of high performance fuel flow devices for the aerospace industry. The Company provides a broad range of products and services to substantially all commercial and domestic military engine and airframe manufacturers, to airlines worldwide and to the U.S. and certain foreign militaries. The Company is the world's leading supplier of main engine fuel pumps to the commercial aircraft industry and is a leading supplier of airframe products and aerial refueling systems. As of December 31, 1997, the Company's main engine fuel pumps were used in approximately 8,500, or two-thirds, of the large commercial aircraft in service throughout the world and during calendar year 1997 the Company received orders for approximately 74% of all new main engine fuel pumps ordered by large commercial engine manufacturers worldwide. The Company estimates that one or more of its airframe fuel pumps or accessories are installed on over 80% of all large commercial and U.S. designed military aircraft currently in use. Aerial refueling components manufactured by the Company are, or are scheduled to be, installed in 100% of the U.S. designed military aircraft equipped with aerial refueling capabilities. The Company is also a leading manufacturer of components for ground fueling systems and estimates that one or more of its fueling hydrants, couplers and nozzles are installed in approximately 65% of airports worldwide.

     Main engine fuel pumps are precision mechanical pumps, mounted to the aircraft's engines that maintain the flow of fuel to the engine at a precise rate and pressure. Airframe fuel pumps and airframe accessories are used to transfer fuel to the engine systems and to shift and control fuel between tanks in order to maintain aircraft balance. Aerial refueling systems permit military aerial tankers to refuel fighter, bomber and other military aircraft while in flight. Ground fueling systems transfer fuel from fueling trucks and underground tanks to the underwing fuel receptacle of the aircraft. Sales to OEMs provide the Company with a platform for its substantial aerospace aftermarket business which accounted for approximately 49% of its net revenues for the 27 week period ended May 2, 1998.

     From fiscal 1995 to fiscal 1997, the Company's sales, adjusted operating income and adjusted net income increased from $86.7 million, $15.1 million and $2.2 million, respectively, to $117.1 million, $28.2 million and $8.8 million, respectively, representing compound annual growth rates of 16.2%, 36.7% and 100.0%, respectively. For the 27 week period ended May 2, 1998, the Company's sales, adjusted operating income and adjusted net income increased 61.3%, 83.5% and 65.7% over the comparable prior period, to $85.8 million, $21.1 million and $5.8 million, respectively. Adjusted operating income and adjusted net income exclude charges for the amortization of inventory step-up related to the Acquisition amounting to $1.5 million ($0.9 million net of tax) and $9.0 million ($5.3 million net of tax) for fiscal 1997 and the 27 week period ended May 2, 1998, respectively. Operating income and net income were $26.7 million and $7.9 million, respectively, for fiscal 1997 and $12.1 million and $0.5 million, respectively, for the 27 week period ended May 2, 1998. Excluding the Acquisition, for the 27 week period ended May 2, 1998, the Company's sales, operating income and net income increased 15.0%, 55.7% and 120.0%, respectively, over the comparable prior period.

INDUSTRY

  Aerospace

     The Company expects the airline industry to grow over the next several years as many key indicators of demand--airline traffic and profitability, aircraft utilization and firm aircraft orders--remain favorable. According to the Boeing Report, world air traffic grew at a rate of 6.1% in 1997 and is expected to increase by an average of 5.0% per year over the next ten years. The Airline Monitor, an industry trade publication, reports that commercial airlines are currently experiencing historically high passenger capacity ratios of approximately 70%, which suggests that the industry is bordering on a capacity shortage. This potential shortage is evidenced by increased demand for new aircraft as well as for spare parts and repair and overhaul services. Moreover, delayed airline retirements of existing aircraft as well as conversions from retired commercial passenger to freight carrier service can extend the normal life cycle of an aircraft from 25 years to 35 years, which in turn increases and extends the demand for typically higher margin aftermarket services. Management believes that these favorable industry conditions will continue for the near term. Unlike commercial aerospace demand, which has been susceptible to regular business cycles, demand for military aerospace products is primarily driven by the requirements of the defense industry and government spending. In addition, demand is tied to specific military aircraft programs which typically call for steady, low-rate production volumes.

     Faced with a permanent decline in defense spending, the aerospace and defense industry has undergone significant consolidation over the past five years with major companies such as Martin Marietta Corp., Grumman Corp., Vought Aircraft Co. and the defense businesses of GE, Loral Corp., Rockwell International Corp. ("Rockwell"), Texas Instruments Inc. and Westinghouse being acquired to form three dominant U.S. aerospace and defense firms: The Boeing Company ("Boeing"), Lockheed Martin Corp. ("Lockheed Martin") and Raytheon Company ("Raytheon"). Boeing, the world's largest commercial aerospace company, purchased the defense business of Rockwell in 1996 and then merged its operations with McDonnell Douglas Corporation ("McDonnell Douglas") on August 1, 1997. The addition of McDonnell Douglas, a leading military contractor and the largest producer of military aircraft, is expected to significantly improve Boeing's competitive posture in the defense sector. The combined company is expected to have annual revenues of approximately $48 billion of which 60% will be commercial and 40% military, compared to Boeing's 80-85% commercial revenues prior to the merger. In response to objections raised by the European Commission, Boeing has agreed to maintain Douglas Aircraft Company as a separate legal entity for ten years and to commit itself not to profit from its relationships with suppliers in order to obtain preferential treatment through its expanded purchasing power. In 1998, Raytheon merged with Hughes Defense, creating a company with annual revenues of approximately $20 billion.

  Ground Fueling

     The demand for ground fueling products is directly related to the construction and expansion of airports, the volume of air travel and the maintenance and usage practices with which ground fueling products are used. As detailed above, the Boeing Report projects that world air travel will continue to grow. The Company believes, based on industry sources, that major investments in airport expansion will be required to provide and support adequate infrastructure. Airport expansion has already begun to take place in international markets. This increase in expansion results in greater demand for ground fueling components. For example, ground fueling components manufactured by the Company have been selected for use in all nine of the major commercial airports constructed in the past ten years, including the recently completed Denver and Hong Kong international airports.

COMPETITIVE STRENGTHS

     The Company believes it has a strong competitive position as a result of the following factors:

     - Strong Industry Position and Largest Installed Base. Argo-Tech is the world's leading supplier of main engine fuel pumps for commercial use with the largest installed base (approximately 30,000) in the aerospace industry. The Company is a leading supplier of military main engine fuel pumps and airframe fuel pumps and accessories with an installed base of over 215,000. In addition, the company has an installed base of 145,000 other engine pumps and airframe accessories, including fuel gear motors and small engine fuel pumps for helicopters, turboprop and business aircraft, as well as an installed base of 5,800 aerial refueling components.

     - Recurring and Profitable Aftermarket Business. The strong demand for the Company's aftermarket parts and services is directly related to the Company's extensive installed base. The Company's spare parts, repair and overhaul services can often generate six or more times the aggregate sales of the OEM program at significantly higher margins, since most modern aircraft have a useful life of 25 years or more, and require regular maintenance. Replacement parts for airframe and engine components must be certified or accepted by the FAA, the DOD and similar agencies in foreign countries, as well as by the specific airline customer. Accordingly, these parts are almost exclusively provided by the original manufacturer of the component in order to avoid the time and expense of recertification. The Company's aerospace aftermarket, military and industrial sales constituted 78% of total sales for the 27 week period ended May 2, 1998, providing the Company with a recurring and profitable revenue base.

     - Technological Leadership and New Product Development. Management believes that the Company is a technological leader in its industry. The Company maintains its technological leadership by operating state-of-the-art facilities and employing over 110 engineers. The Company also staffs an on-site design engineer at two of its major OEM customers. These on-site engineers, in combination with its engineering and design staffs, assist the Company in the development of innovative products that address the needs and requirements of its customers and enhance its ability to win new contracts. As a result of this technological leadership, the Company's main engine fuel pumps have been selected for 22 of the 34 large commercial aircraft engine programs put into production over the last 20 years.

     - Strong Relationships with Customers Worldwide. The Company has developed strong relationships with its OEM customers (including GE, Pratt and Whitney and Rolls-Royce), airline customers (including American Airlines, Lufthansa, Japan Air Lines and United Airlines) and freight carrier customers (including Federal Express and United Parcel Service). Specifically, the Company has been a major supplier of main engine fuel pumps to Pratt and Whitney for over 40 years, and has maintained its relationship with United Airlines since 1962. Management believes that the Company's reputation for quality and service in the aftermarket has further solidified its relationships with its airline and freight carrier customers. In addition to purchasing parts and services in the aftermarket, these airline customers are also influential in the engine OEM's supplier selection process, enhancing the Company's ability to secure positions on new engine platforms. The Company has expanded these strong customer relationships through its recent acquisition of Carter.

     - Superior Quality and Service. The Company believes it offers its customers superior quality and service by adhering to its operating philosophy of time, performance and value. Argo-Tech believes that it can respond to its customers' needs faster and more efficiently than any of its competitors. For example, ATC achieves nearly 100% compliance with product development and customer schedule requirements. In addition, management believes, based on customer feedback, that its main engine fuel pumps cost, on average, approximately 20% less to operate per flight hour than the pumps of its nearest competitor.

     - Experienced Management Team. The Company has become one of the largest and most profitable manufacturers of high performance fuel flow devices for the aerospace industry, largely through the leadership and vision of Michael Lipscomb, Argo-Tech's Chairman and CEO. Mr. Lipscomb and five other members of senior management have been with the Company since 1981, and together have 134 years of combined industry experience.

BUSINESS STRATEGY

     The Company's business strategy includes the following key components:

     - Enhance Leadership Positions in Fuel Flow Devices. The Company plans to enhance its leadership positions in the design, manufacture and sale of fuel flow devices by capitalizing on its technological innovation, strong customer relationships and reputation for quality and service, as well as by introducing new products.

     - Grow Through Acquisitions. The Company plans to pursue strategic acquisitions in the aerospace and industrial fluid flow device industries. The Company intends to become the leading aerospace fuel flow system provider in order to capitalize on the industry trend toward system integration. For example, the recent acquisition of Carter expanded the Company's product lines to include aerial refueling components, aerospace valves and other fuel transfer control components and enhanced its base from which to design, manufacture and deliver a broader range of fuel transfer systems and components.

     - Expand Industrial Product Lines. The Company plans to capitalize on its reputation for quality and service and apply its technological leadership in the aerospace business to expand into specific industrial markets. The Company's long-term relationships with GE, Pratt and Whitney and Rolls-Royce have already led to development and production contracts for industrial products such as lube and scavenge pumps and fuel flow dividers. In addition, the Company intends to expand the sales and development of its ground fueling products.

     - Continue to Increase Profitability. The Company increased its operating margin from 12.0% in fiscal 1993 to 22.8% in fiscal 1997 largely due to management programs to reduce inventory levels, improve quality and on-time performance, reduce manufacturing lead times, reduce staffing redundancies and capitalize on its profitable aftermarket product offering. Management continually reviews opportunities to increase profitability through further reducing costs, increasing manufacturing efficiencies and optimizing its product mix.

PRODUCTS

  Aerospace OEM

     Main Engine Fuel Pumps. Main engine fuel pumps are precision mechanical pumps, mounted to the engine, that maintain the flow of fuel to the engine at a precise rate and pressure. All Argo-Tech main engine fuel pumps are designed at the Cleveland Facility. These pumps consist of an aluminum body which is cast by one of two selected certified subcontractors. The Company then machines the casting, adds a variety of gears and other components, and performs rigorous testing at the Cleveland Facility. Large main engine fuel pumps vary in size according to the thrust power of the engine for which they are designed, and are typically sold to OEMs at a cost ranging from $8,000 to $17,000 per unit.

     In 1997, the Company received orders for approximately 74% of all new large main engine fuel pumps ordered by large commercial aircraft engine manufacturers worldwide. The Company is the sole source supplier of main engine fuel pumps for all CFM56 series engines, one of the most popular series of large commercial aircraft engines used today. The CFM56 series engines, which power the Airbus A-319, A-320, A-321 and A-340 and the Boeing 737 aircraft, were installed on approximately 55% of all commercial aircraft ordered in 1997. The Company is also the sole source supplier of main engine fuel pumps for all engines used on the Boeing 777 aircraft.

     In 1992, the Company expanded its market to include large regional and business jet applications by securing the BR710 engine program, which is used on the high-end Bombardier Canadair Aerospace ("Canadair") Global Express and the Gulfstream Aerospace Corp. ("Gulfstream") V aircraft. In 1996, the Company added to its growing base of regional and business jet applications by winning the GE CF34-8C engine program, which is used on the Canadair RJ700 aircraft.

     As shown in the following chart, the Company's main engine fuel pumps are used across the full spectrum of commercial engine designs. The Company believes its experience with engine systems of all sizes and performance characteristics is a competitive advantage in the bidding process to become a supplier of components for newly designed engine systems.

     This chart sets forth the following information:

     - All airframes currently in commercial service, denoting those which are not currently in production;

     - The size of such airframes, categorized by engine thrust expressed in pounds; and

     - The engines in service on such airframes for which the Company and its three primary competitors supply main engine fuel pumps. Engines that remain in service, but are no longer in current production, are denoted as such.

-------------------------------------------------------------------------------------------------------------------------------
    ENGINE                                    INSTALLED PUMP AND ENGINE TYPE(5)
    Thrust                                    ---------------------------------------------------------------------------------
(X 1,000 LBS.)            AIRFRAME                 ARGO-TECH PUMP        SUNDSTRAND PUMP       LUCAS PUMP         CECO PUMP
-------------------------------------------------------------------------------------------------------------------------------
               Cessna Citation                     Williams FJ44         Pratt & Whitney         Allison
                                                                              Canada             Engine
                                                                              PW500              AE 3007
               ------------------------------------------------------------------------------------------------------
               Raytheon Premier 1                  Williams FJ44
               ------------------------------------------------------------------------------------------------------
               Beechcraft Beech Jet               Pratt & Whitney
                                                    Canada JT15D
               ------------------------------------------------------------------------------------------------------
               British Aerospace BAe125                                   Allied Signal
                                                                             TFE-731
               ------------------------------------------------------------------------------------------------------
    Less       British Aerospace AVRO                                                                           Allied Signal
   Than 10                                                                                                         ALF 507
               ------------------------------------------------------------------------------------------------------
               Dassault Falcon                                              GE/Allied
                                                                          Signal CFE 738
               ------------------------------------------------------------------------------------------------------
               Canadair                                                                                              GE
                Challenger                                                                                         CF34-3
               ------------------------------------------------------------------------------------------------------
               Canadair RJ200                                                                                        GE
                                                                                                                   CF34-3
               ------------------------------------------------------------------------------------------------------
               Embraer EMB-145                                                                   Allison
                                                                                                 Engine
                                                                                                 AE3007
-------------------------------------------------------------------------------------------------------------------------------
               Canadair Global Express            BMW/Rolls-Royce
                                                       BR 710
               ------------------------------------------------------------------------------------------------------
               Canadair RJ700                        GE CF34-8C
               ------------------------------------------------------------------------------------------------------
               Boeing 727(1) 100/200              Pratt & Whitney
                                                        JT8D
               ------------------------------------------------------------------------------------------------------
               Boeing 737(1) 100/200              Pratt & Whitney
                                                        JT8D
               ------------------------------------------------------------------------------------------------------
               McDonnell Douglas DC 9(1)          Pratt & Whitney
                                                        JT8D
               ------------------------------------------------------------------------------------------------------
    10-22      McDonnell Douglas MD 80            Pratt & Whitney
                                                        JT8D
               ------------------------------------------------------------------------------------------------------
               Gulfstream IV                                                                   Rolls-Royce
                                                                                                 RR Tay
               ------------------------------------------------------------------------------------------------------
               Gulfstream V                       BMW/Rolls-Royce
                                                       BR 710
               ------------------------------------------------------------------------------------------------------
               Boeing 717(4)                      BMW/Rolls-Royce
                                                       BR 715
-------------------------------------------------------------------------------------------------------------------------------
               Fokker 70, 100(1)                                                               Rolls-Royce
                                                                                                 RR Tay
               ------------------------------------------------------------------------------------------------------
               Boeing 737 300/800                    GE/SNECMA
                                                     CFM56-3,7
               ------------------------------------------------------------------------------------------------------
               Airbus A319                           GE/SNECMA            International
                                                      CFM56-5               Aero V2500
               ------------------------------------------------------------------------------------------------------
    22-35      Airbus A320                           GE/SNECMA            International
                                                      CFM56-5               Aero V2500
               ------------------------------------------------------------------------------------------------------
               Airbus A321                           GE/SNECMA            International
                                                      CFM56-5               Aero V2500
               ------------------------------------------------------------------------------------------------------
               McDonnell Douglas MD 90                                    International
                                                                            Aero V2500
-------------------------------------------------------------------------------------------------------------------------------
               Airbus A340                           GE/SNECMA
                                                      CFM56-5
               ------------------------------------------------------------------------------------------------------
    35-45      Boeing 757                           Rolls-Royce          Pratt & Whitney       Rolls-Royce
                                                    RB211-535(3)              PW2000          RB211-535(3)
-------------------------------------------------------------------------------------------------------------------------------
               Boeing 747                         Pratt & Whitney               GE             Rolls-Royce           GE
                                                   JT9(2), PW4000              CF6              RB211-524         CF6-50(2)
               ------------------------------------------------------------------------------------------------------
               Boeing 767                         Pratt & Whitney               GE                                   GE
                                                   JT9(2), PW4000              CF6                                CF6-50(2)
               ------------------------------------------------------------------------------------------------------
               Airbus A300                        Pratt & Whitney               GE                                   GE
                                                   JT9(2), PW4000              CF6                                CF6-50(2)
               ------------------------------------------------------------------------------------------------------
               Airbus A310                        Pratt & Whitney               GE                                   GE
                                                       PW4000                  CF6                                CF6-50(2)
               ------------------------------------------------------------------------------------------------------
               Airbus A330                          Rolls-Royce                 GE
    45-75                                     RB211 - Trent 700, Pratt         CF6
                                                         &
                                                   Whitney PW4000
               ------------------------------------------------------------------------------------------------------
               Airbus A340-600                                                                RB211 - Trent
                                                                                                500, 600
               ------------------------------------------------------------------------------------------------------
               McDonnell Douglas MD 11(1)         Pratt & Whitney               GE
                                                       PW4000                  CF6
               ------------------------------------------------------------------------------------------------------
               McDonnell Douglas DC 10(1)         Pratt & Whitney               GE
                                                   JT9(2), PW4000              CF6
               ------------------------------------------------------------------------------------------------------
               Lockheed L1011(1)                                                               Rolls-Royce
                                                                                                RB211-524
-------------------------------------------------------------------------------------------------------------------------------
               Boeing 777                           Rolls-Royce
   Greater                                       RB211 - Trent 800,
   Than 75                                    GE GE90, Pratt & Whitney
                                                  PW4084, PW4088,
                                                   PW4090, PW4098
-------------------------------------------------------------------------------------------------------------------------------

---------------

(1) Airframe still in service, but not in current production.

(2) Engine still in service, but not in current production.

(3) The Company replaced the incumbent supplier and will begin supplying main engine fuel pumps in the second half of 1998.

(4) Airframe in production, but not currently in service.

(5) Source: Company information.

     Airframe Products. Fuel pumps and other airframe fuel transfer control systems in the airframe are necessary to transfer fuel to the engine systems and to maintain aircraft balance by shifting fuel between tanks. The Company manufactures boost and transfer fuel pumps and fuel transfer control components, including fuel flow proportioners, fuel system gate assemblies, and a variety of airframe valves, adapters, nozzles and caps. These components are used to manage storage, fueling, transfer and engine feed functions during ground and flight operations. The acquisition of Carter significantly increased the Company's presence in the airframe fuel transfer control systems market. The Company supplies airframe fuel transfer control components for more than 100 models of commercial and military aircraft creating an installed base of over 290,000 components.

     Aerial Refueling Systems. The Company is a major supplier of components for aerial refueling systems, which are produced only for military applications. Aerial refueling components manufactured by the Company, including pumps and couplers, are, or are scheduled to be, installed in the refueling systems of 100% of U.S. designed military aircraft equipped with such capability. Pressure surges, resulting from unplanned, rapid changes in fuel flow rates, can cause premature failure of fuel system components. Management believes that the Company's expertise in the development of fuel flow control devices that eliminate pressure surges has resulted in the award of several contracts to retrofit aircraft with surge control devices. In 1995, the Company was awarded the first of two sole-source contracts to retrofit the U.S. Air Force's KC-135 fleet with dry run aerial refueling pumps. Valued at approximately $10 million, the initial contract was for 1,060 pumps. In April 1998, the Company was awarded the second contract for pumps to allow the retrofit of 540 U.S. Air Force KC-135 aircraft.

     New Products. The Company has successfully developed new market opportunities which include lube oil and scavenge pumps and fuel flow dividers. Lube oil and scavenge pumps supply lubrication to aerospace and industrial gas turbine engine components. Fuel flow dividers divide fuel flow into precisely metered portions for more efficient combustion and lower emissions. As a result of an investment of more than $1 million, the Company secured a contract with Rolls-Royce to supply components on an industrial power generation platform and is currently in production. Due to aggressive marketing and an established record of performance with its engine customers, the Company has also gained entry into the land-based gas turbine business, securing development and production contracts with GE, Pratt and Whitney, Rolls-Royce and Westinghouse Electric Corp. ("Westinghouse").

     In 1993, McDonnell Douglas awarded the Company the development contract for the 480 gallon external fuel tank used on the Navy's F-18 E/F aircraft. Due to the proprietary design of the internal components of the fuel tank, the Company was awarded the initial production contract for 36 tanks. Management believes the total contract will exceed 1,000 fuel tanks.

  Ground Fueling Products

     The Company manufactures various ground fueling hydrants, couplers and nozzles for commercial and military airports around the world. The Company estimates that components of its ground fueling equipment systems, which connect the fuel pumps to the fuel receptacles in the aircraft, are installed in approximately 65% of major commercial airports worldwide. Ground fueling systems are used to transfer fuel from underground fuel tanks and ground fueling trucks to the underwing fuel receptacle of the aircraft. In addition to nozzles, couplers and hydrants, the Company also sells pressure control valves and systems. The Company has successfully implemented the use of dry-break technology to its current line of ground fueling products. Dry-break technology, which is used in some military applications, stops the flow of fuel automatically if the fueling connection between the fuel pump and the fuel receptacle is broken. The Company also developed the AVR2000 Fuel Delivery Meter, a hardware and software system for customized fuel utilization management, data collection and billing.

     New Products. The Company has recently developed digital pressure control valves which incorporate a microprocessor to enhance fuel flow control and allow for accurate measurement of pressure into fuel tanks. In addition, the Company has identified three new potential product applications for its ground fueling technology: railroad fuel transfers, fueling of off-road construction and mining equipment and Liquified Natural Gas

("LNG") nozzles and receptacles for use on alternative fuel vehicles. Management believes that these new potential product lines could add significant ground fueling sales.

  Industrial and Other

     The Company has been widely recognized as a leading designer and supplier of high performance submerged motor pumps for liquefied gas. Since 1961, the Company has delivered over 3,400 of the approximately 6,200 liquefied submerged motor gas pumps installed worldwide. The Company sold its OEM business for industrial LNG pumps installed outside North America in 1987. As a result, new pump delivery is extremely limited; however, the Company continues to provide spare parts, testing, and upgrade and repair services. The Company also maintains certain real estate and materials laboratory operations associated with the Cleveland Facility.

AFTERMARKET SALES

     Aftermarket sales, which accounted for approximately 49% of the Company's sales for the 27 week period ended May 2, 1998, comprise the largest component of the Company's business and consist of spare parts sales and overhaul, retrofit, repair and technical support services to commercial and military customers worldwide. Currently, over 35% of Argo-Tech spare parts sales are attributable to overhaul and repair services performed by Argo-Tech, with the remaining sales resulting from spare part purchases by third-party shops and airlines. The Company overhauls and repairs approximately 30% of the products manufactured by ATC. Argo-Tech also performs overhaul services for non-Company manufactured products.

     The strong demand for the Company's aftermarket parts and services is directly related to the Company's extensive installed base. Since most modern aircraft have a useful life of 25 years or more, and require regular maintenance, spare parts and repair and overhaul services can often generate six or more times the aggregate sales of the OEM program at significantly higher margins. Replacement parts for airframe and engine components must be certified or accepted by the FAA, the DOD and similar agencies in foreign countries, as well as by the specific airline customer. Accordingly, these parts are almost exclusively provided by the original manufacturer of the component in order to avoid the time and expense of recertification.

CUSTOMERS

  Aerospace

     OEM customers for the Company's aerospace products include the world's major aircraft engine manufacturers: Allison Engine, BMW/Rolls-Royce (BRR), GE, Pratt and Whitney (including Pratt and Whitney Canada), Rolls-Royce, SNECMA/GE
(CFMI) and Williams International Corp. Customers for the Company's airframe pumps and valves include Airbus, Boeing, Cessna, Gulfstream, Lear Corp. ("Lear"), Lockheed Martin, Raytheon and various U.S. Government agencies. Orders for military components come to the Company through customers such as Lockheed Martin, Boeing and Pratt and Whitney. The Company's aftermarket customers include all major aircraft and engine repair facilities and all major airlines worldwide. Currently the total number of airline and third party customers for spare parts and overhaul services exceeds 200. The Company is the sole source supplier of main engine fuel pumps for all CFM56 series engines, which were selected for installation on approximately 55% of all large commercial aircraft ordered in 1997. This engine powers the Airbus Industries ("Airbus") A-319, A-320, A-321 and A-340 and Boeing 737 aircraft. The Company is also the sole source supplier of main engine fuel pumps for all engines used on the Boeing 777 aircraft.

     The Company is a leading supplier of components used on U.S. designed military aircraft. The Company's products are used on a variety of fighter, training, transport and cargo aircraft, bombers and helicopters. Military aircraft using the Company's products include the KC-135, F-15, F-16, F-18, F-22, B-1B, B-2, B-52, C-17, C-130 and CV-Helo. Substantially all of the Company's military products are sold to the DOD, certain foreign militaries and airframe OEMs including Lockheed Martin, Boeing and Northrop. For the 27 week period ended May 2, 1998, sales to the U.S. military accounted for approximately 18% of the Company's net revenues.

     Upsilon International Corporation ("UIC"), in its capacity as foreign distributor of Argo-Tech products, accounted for approximately 18% of the Company's net revenues for the 27 week period ended May 2, 1998. No other customer accounted for more than 10% of the Company's sales during such period.

  Ground Fueling

     Most ground fueling products are sold to customers through independent distributors. Customers in the domestic markets include a variety of airlines, airports and various fixed base operators. In international markets, the Company's ground fueling products are purchased by several oil companies, including several state-run oil companies and airport authorities.

  Industrial and Other

     The industrial customer base includes shipping vessels operated by domestic and foreign carriers, liquefied gas ship loading terminal owners, liquefied gas receiving terminals, petrochemical plants and large architectural and engineering companies worldwide.

SALES AND MARKETING

     The Company markets and sells its aerospace and ground fueling products and services through a combination of direct marketing, sales personnel and independent manufacturing representatives and U.S. and international distributors. The Company supplies spare parts directly to domestic airlines and third-party overhaul shops. Foreign customers that purchase Argo-Tech products receive their spare parts through UIC, which operates a distribution facility in Torrance, California. Foreign customers receive spare parts for Carter products directly from the Costa Mesa Facility. See "Certain Transactions."

     Engine and airframe OEMs select suppliers of aerospace components primarily on the basis of custom design capabilities, product quality and performance, prompt delivery, price and aftermarket service. The Company believes that it meets these requirements in a timely, responsive manner which has resulted in an extensive installed base of components and substantial aftermarket sales. The Company also staffs an on-site design engineer with two of its customers to represent its products and to work closely with the customer to develop new components.

SUPPLIERS AND RAW MATERIALS

     The Company utilizes a certified supplier program that demands a commitment to 100% quality and on-time deliveries. Supplier performance is measured by the Company's comprehensive supplier rating system. As of May 2, 1998, approximately 40 certified suppliers accounted for a majority of the Company's total purchases. The Company continues to move toward consolidating its overall supplier base while increasing its number of certified suppliers.

     Aluminum castings are the highest volume raw material supplied to the Company for the manufacture of Argo-Tech products and are provided by five certified suppliers under long-term arrangements. The Company also buys quantities of steel bar stock to produce gears and shafts from multiple producers. However, CPM-10V, a powdered metal essential for the manufacture of certain of the Company's main engine fuel pumps, is a proprietary product available only from Crucible Specialty Metals ("Crucible"). The Company does not have a contractual arrangement with Crucible, but purchases CPM-10V pursuant to standard purchase orders. The Company retains an approximately six month supply of CPM-10V, which is warehoused at Crucible until it is released according to the Company's manufacturing schedule. Another material has been identified that would replace CPM-10V, but that material has not yet been certified by the Company's customers. The Company believes certification of this material could be obtained before the six month supply has been depleted. See "Risk
Factors -- Risks Associated with the Company's Workforce and Suppliers; Employee Relations."

RESEARCH AND DEVELOPMENT

     In connection with new aerospace product development programs, Argo-Tech makes significant research and development expenditures to design, test and qualify main engine fuel pumps and accessories for engine and airframe OEMs. Research and development expenditures by the Company are expensed as incurred, and for the fiscal years 1995, 1996, 1997 and the 27 weeks ended May 2, 1998, such expenses totaled $5.7 million, $6.4 million, $5.7 million and $3.1 million, respectively. In addition, customer-sponsored research and development expenditures for the fiscal years 1995, 1996, 1997 and the 27 weeks ended May 2, 1998 totaled $0.9 million, $1.6 million, $2.1 million and $0.4 million, respectively.

MANUFACTURING

     The Company manufactures a major portion of its Argo-Tech products at its Cleveland Facility, which was acquired from TRW Inc. ("TRW") in 1986. This facility houses the Company's senior management and the majority of its aerospace engineering and design staff, sales team, and production and main distribution facilities. The Cleveland Facility is organized around four manufacturing "cells" that operate its bearing, gear, housing and shaft productions. By creating cells, the necessary people, machinery, materials and methods are organized into four distinct business teams. Within each manufacturing cell are members from each of the Manufacturing, Quality, Production Control, Statistical Process Control, and Manufacturing Engineering disciplines. In addition, the Company's design engineering staff is organized into cells which correspond to and complement the manufacturing cells. The manufacturing and engineering cells work together to meet the Company's integrated operating plan and to ensure timely production of the Company's products.

     By using the cell structure and continuous improvement initiatives, the Cleveland Facility has greatly improved its production performance and quality since 1986, achieving over 90% compliance with product development and customer schedule requirements. For example, typical production lead time for a new pump was reduced from approximately 60 weeks after first order in fiscal 1991, to approximately 20 weeks in fiscal 1998, and overdue pump shipments decreased from over 500 in fiscal 1993 to fewer than 10 in fiscal 1997. Management believes that these performance standards are substantially better than those of its competition. Based on industry statistics, management also believes that in fiscal 1997, its main engine fuel pumps cost an average of approximately 20% less to operate per flight hour than the pumps of its nearest competitor. Management believes that the Company's manufacturing systems and state-of-the-art equipment are critical competitive factors which permit it to meet the tight tolerances and cost sensitive price structure of aerospace customers.

     In contrast to its substantial reliance on internal manufacturing of Argo-Tech products, the Company outsources most of the machining and pre-assembly production of Carter products to external providers. However, the Company does maintain internal equipment capacity at its Costa Mesa Facility which enables it to produce small quantity, quick turn components and to reduce setup/breakdown times on smaller jobs. The Company has lowered the cost of Carter products by outsourcing capital intensive tasks such as casting and machining, while completing final assembly and testing on the premises. With lead times of 8 to 50 weeks depending on the complexity of the component, a typical production cycle for a Carter product takes an additional four weeks once the machined and pre-assembled parts are received.

     In addition to its manufacturing facilities, the Company maintains sophisticated testing facilities at its Cleveland, Inglewood and Costa Mesa locations. These testing facilities allow for simulation of typical conditions and stresses that will be endured by products during use. Products are also thoroughly tested for design compliance, performance and durability. To facilitate quality control and product development, the Company maintains a sophisticated chemistry and metallurgy laboratory at the Cleveland Facility, which includes a scanning electron microscope.

     The Company has obtained and preserved its ISO certifications, which are recognized by most of the Company's customers, as well as by the FAA and U.S. Government supply organizations, as the most widely accepted replacement for the Military Standards formerly used in the aerospace industry.

ENVIRONMENTAL MATTERS

     The Company's operations are subject to federal, state and local environmental laws and to regulation by government agencies, including the Federal Environmental Protection Agency (the "EPA"). Among other matters, these regulatory authorities impose requirements that regulate the emission, discharge, generation, management, transportation and disposal of pollutants and hazardous substances, govern response actions to hazardous substances which may be or have been released to the environment, and require the Company to obtain and maintain permits in connection with its operations. This extensive regulatory framework imposes significant compliance burdens and risks on the Company. In December 1997, as part of a comprehensive effort to ensure compliance with the operating permit requirements under the Federal Clean Air Act, the EPA notified a number of companies throughout Ohio, including the Company, that they may be required to file operating permit applications for their respective facilities and that the application deadline had passed. Upon review, the Company concluded that such a permit application was necessary for the Cleveland Facility and made the appropriate filing but the Company may be subject to governmental sanctions as a result of not filing on a timely basis.

     Although management believes that the Company's operations and its facilities are currently in compliance in all material respects with applicable environmental laws, there can be no assurance that future changes in such laws, regulations or interpretations thereof or the nature of the Company's operations will not require the Company to make significant additional expenditures to ensure compliance in the future. The Company does not presently contemplate material capital expenditures for environmental remediation for the 1998 fiscal year.

     The Cleveland Facility is currently the subject of environmental remediation activities, the cost of which is the responsibility of TRW pursuant to the purchase agreement by which ATC acquired TRW's Power Accessories Division in 1986 (the "TRW Purchase Agreement"). Remediation has been underway since 1989 and is expected to continue for the foreseeable future. The Company has not borne any material portion of the cost of the remediation and does not expect to do so in the future. TRW has funded all necessary remediation costs and is expected to do so in the future. The Company estimates that TRW has spent in excess of $10 million for environmental remediation at the Cleveland Facility.

     The TRW Purchase Agreement also requires TRW, for a period of 20 years, to indemnify ATC for (i) costs associated with third party environmental claims relating to environmental conditions arising from activities conducted by TRW in TRW's operation of its Power Accessories Division, which have not been conducted by ATC after its purchase of the assets of the Power Accessories Division in 1986, and (ii) a portion of the costs associated with third party environmental claims arising from activities conducted by TRW and ATC, the portion of the costs to be paid by each party being determined based on the length of time each party conducted the activity giving rise to the claim. To date, there have been no third party environmental claims relating to ATC or the Cleveland Facility.

     In March 1986, a two thousand gallon spent underground storage tank ("UST") was removed from the Costa Mesa Facility. Petroleum hydrocarbon soil contamination was discovered during the UST removal, prompting the Orange County Health Care Agency to require a site assessment. Subsequent site investigations revealed that groundwater underlying the site is impacted by trichloroethene and perchloroethylene. In 1990, the Regional Water Quality Control Board ("RWQCB") issued a Cleanup and Abatement Order (the "Cleanup Order") to Carter related to the investigation and remediation of groundwater contamination. To date, the full lateral extent of the groundwater contamination has not been ascertained. By virtue of its acquisition of Carter, the Company has assumed responsibility for satisfying the Cleanup Order. However, the Company obtained indemnification from Carter's selling stockholders for, among other things, all costs and expenses related to satisfaction of the RWQCB's Cleanup Order. However, there can be no assurance that such indemnification obligations with respect to the Cleanup Order will be satisfied. See "Risk Factors--Potential Exposure to Environmental Liabilities."

PATENTS AND TRADEMARKS

     The Company has a number of patents and trademarks and pending patent applications related to its products. While in the aggregate its patents and trademarks are of material importance to its business, management believes no single patent or trademark or group of patents or trademarks is of material importance to its business as a whole.

GOVERNMENT REGULATIONS

     The commercial aerospace industry is highly regulated by both the FAA in the United States and by the Joint Aviation Authorities in Europe, while the military aerospace industry is governed by military quality (ISO-9000) specifications. The Company is required to be certified by one or more of these entities, and, in some cases, by individual OEMs in order to engineer and service parts and components used in specific aircraft models. The Company must also satisfy the requirements of its customers, including OEMs and airlines, that are subject to FAA regulations, and provide these customers with products and services that comply with the government regulations applicable to commercial flight operations. In addition, the FAA requires that various maintenance routines be performed on aircraft components, and the Company currently satisfies or exceeds these maintenance standards in its repair and overhaul services. Several of the Company's operating divisions include FAA-approved repair stations.

     The Company's aviation and metals operations are also subject to a variety of worker and community safety laws. The Occupational Safety and Health Act of 1970 ("OSHA") mandates general requirements for safe workplaces for all employees. In addition, OSHA provides special procedures and measures for the handling of certain hazardous and toxic substances. The Company believes that its operations are in material compliance with OSHA's health and safety requirements.

COMPETITION

     Competition among aerospace component manufacturers is based on product quality, reliability and on-time delivery. The Company's primary main engine fuel pump competitors are Sundstrand, CECO and Lucas. Sundstrand is the Company's closest competitor in the main engine fuel pump market.

     Competitors in the Company's other product lines range in size from divisions of large corporations to small privately held entities, with only one or two components in their entire product line. The Company's primary airframe pump competitors are GEC Aerospace, Hydroaire and Intertechnique; the Company's primary airframe valve competitors are Parker-Hannifin, ITT Aerospace and Whittaker; the Company's primary ground fueling competitor is Whittaker; and the Company's primary aerial refueling competitor is Parker-Hannifin. See "Risk Factors -- Highly Competitive Industry."

PROPERTIES AND FACILITIES

     The Company owns and operates a 150-acre Business Park, which includes 1.8 million square feet of engineering, manufacturing and office space. The Company occupies approximately 475,000 square feet for its main engine fuel pump business and leases over one million square feet of the facility to third parties. Management believes that the Cleveland Facility's machinery, plants and offices are in satisfactory operating condition, and has sufficient capacity to meet foreseeable future needs without incurring significant additional capital expenditures.

     The Company also owns the 9.2 acre Costa Mesa Facility, which encompasses 165,000 covered square feet and manufactures certain of the Company's airframe products and accessories as well as ground fueling and aerial refueling equipment. Management believes that the Costa Mesa Facility has sufficient capacity to permit further growth in the Company's product lines without significant additional capital expenditure.

     The Company's Inglewood, California leased facility occupies approximately 10,000 square feet and includes available space for expansion. Its primary purpose is to repair and overhaul main engine fuel pumps owned by airline customers. Inglewood's assets include test stands for testing fuel pumps after overhaul and a small machine shop for simple rework of pump components.

EMPLOYEES

     As of May 2, 1998, the Company had 772 full-time employees; of which 474 are salaried and 298 are hourly. Approximately 33% of the salaried employees have college degrees, with approximately 8% holding advanced degrees. The 220 hourly employees located at the Cleveland Facility are represented by the UAW under a collective bargaining agreement expiring on March 31, 2000 and have an average of over 18 years of experience in the industry.

LEGAL PROCEEDINGS

     While the Company is not presently involved in any material legal proceedings, during the ordinary course of business, the Company, from time to time, is threatened with, or may become a party to, legal actions and other proceedings. The Company believes that its potential exposure to such legal actions is adequately covered by its aviation product and general liability insurance.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

     The following table sets forth certain information concerning the current directors and executive officers of the Company and the additional persons expected to be directors upon consummation of the Offering. Directors serve until their successors are elected at each annual meeting. Officers hold office until their successors are elected and qualified.

Current Directors and Executive Officers

                                                YEARS IN
                  NAME                    AGE   INDUSTRY                    POSITION
                  ----                    ---   --------                    --------
Michael S. Lipscomb.....................  52       27      Chairman, President and CEO, Director
Frances S. St. Clair....................  42        7      Vice President and CFO
David L. Chrencik.......................  47       21      Vice President, Operations
Yoichi Fujiki...........................  48        7      Vice President and Treasurer, Director
Paul R. Keen............................  48       21      Vice President, General Counsel and
                                                           Secretary
Badrik Melikian.........................  44       11      Chief Operating Officer, Carter

Additional Directors

Remi de Chastenet.......................  26       --      Aftermarket Sales Manager at ATC, Director
Thomas F. Dougherty.....................  54       --      Director
Prakash A. Melwani......................  39       --      Director
Robert Y. Nagata........................  52       --      Director
Karl F. Storrie.........................  60       --      Director

     Michael S. Lipscomb has been Chairman, President and Chief Executive Officer since 1994. Mr. Lipscomb joined TRW's corporate staff in February 1981 and was made Director of Operations for the Power Accessories Division in 1985. Mr. Lipscomb was named Vice President of Operations when Argo-Tech Corporation was formed in 1986, becoming President in 1990 and Chairman in 1994. Mr. Lipscomb has also served as a director of the Company and ATC since 1990.

     Frances S. St. Clair has been Vice President and Chief Financial Officer since 1992. Ms. St. Clair joined the Company in 1991 as Controller and was promoted to Vice President and Controller in November 1991. Prior to joining Argo-Tech, Ms. St. Clair served as the Vice President and Controller of the Sheffield Measurement Unit of the Cross and Trecker Corporation, a machine tool manufacturer. Ms. St. Clair received her C.P.A. certification in 1984.

     David L. Chrencik has been Vice President, Operations since December 1990. Since joining Argo-Tech (TRW) in 1977, Mr. Chrencik has held various manufacturing engineering and operations management positions.

     Yoichi Fujiki has been Vice President and Treasurer since joining Argo-Tech in 1991. Prior to joining Argo-Tech, he was Senior Vice President and Chief Credit Officer of American Pacific State Bank in Los Angeles. Mr. Fujiki has also served as a director of ATC since 1991 and became a director of the Company in 1998.

     Paul R. Keen has been Vice President, General Counsel and Secretary since 1990. Mr. Keen was named Vice President and General Counsel in 1987, and became Secretary in December 1990. Prior to 1987, he spent the majority of his career with TRW as Senior Counsel, Securities and Finance and as primary legal counsel to two operating groups.

     Badrik Melikian has been Chief Operating Officer of Carter since January 1994. Mr. Melikian joined Carter in 1987 and held management positions in Carter's Ground Fueling Group before becoming the General Manager of the Industrial Marine division when it was formed in 1990.

     Remi de Chastenet became a director of the Company and ATC in 1997. Mr. de Chastenet currently serves as an Aftermarket Sales Manager at ATC. Mr. de Chastenet previously worked at Vestar Capital Partners ("Vestar") as a Financial Analyst.

     Thomas F. Dougherty has served as a director of the Company and ATC since 1995. Mr. Dougherty is President of the Columbiana Boiler Company, a chemical and materials fabricator, Chairman of Anderson Columbiana Trading Corporation, a wholesaler of storage and transportation tanks for gas and liquids, and President of Dougherty Development Corp., a venture capital investment company. Mr. Dougherty is also a principal in Dougherty Capital Partners, a private equity investment fund.

     Prakash A. Melwani has served as a director of ATC since 1990 and became a director of the Company in 1998. Mr. Melwani is a founding partner of Vestar, which organized the Vestar Investment Partnership to acquire Argo-Tech in 1990. Mr. Melwani is also a director of Alvey Systems, Inc., a materials handling system manufacturer.

     Robert Y. Nagata has served as a director of the Company since 1990, and became a director of ATC in 1997. Mr. Nagata is a partner in the Los Angeles law firm of Musick, Peeler & Garrett.

     Karl F. Storrie has served as a director of ATC since 1990 and became a director of the Company in 1998. Mr. Storrie is President, CEO and a director of Dura Automotive Systems, Inc., an automotive component manufacturer.

EXECUTIVE COMPENSATION

     The following table sets forth for fiscal 1997 certain information about the compensation paid to the Chief Executive Officer and each of the other four most highly compensated executive officers of the Company (the "Named Executives").

                                                          ANNUAL COMPENSATION        ALL OTHER
                                                      ---------------------------   COMPENSATION
            NAME AND PRINCIPAL POSITION               YEAR    SALARY      BONUS        (1)(2)
            ---------------------------               ----   ---------   --------   ------------
Michael S. Lipscomb.................................  1997   $300,000    $168,228     $44,481
  Chairman, President and CEO
Frances S. St. Clair................................  1997    140,856      57,348       3,784
  Vice President and CFO
David Chrencik......................................  1997    140,856      57,348       4,959
  Vice President, Operations
Yoichi Fujiki.......................................  1997    137,640      59,647      27,264
  Vice President and Treasurer
Paul R. Keen........................................  1997    155,352      66,691       6,242
  Vice President, General Counsel and Secretary

---------------

(1) Other annual compensation did not exceed the lesser of $50,000 or 10% of salary plus bonus of any of the Named Executives in fiscal 1997.

(2) The amounts listed consist of the value of life insurance provided by the Company for the benefit of the Named Executives in excess of the value of life insurance provided by the Company for the benefit of all other salaried employees. For each of Mr. Lipscomb and Mr. Fujiki, the amounts listed also include $22,000 paid as directors' fees.

CERTAIN AGREEMENTS

  Management Retention Agreements

     Stay Pay and Severance Agreements. ATC has entered into Stay Pay and Severance Agreements (the "Severance Agreements") with each of the Named Executives. The Board of Directors of the Company believes that such Severance Agreements benefit ATC by securing the continued services of key management personnel and by enabling management to perform their duties and responsibilities without the distracting uncertainty generally associated with a change in control.

     The Severance Agreements provide that, if a Change in Control (as defined in the Severance Agreements) occurs and the executive remains employed by ATC on a full-time basis through the effective date of the Change in Control, the executive will receive a single lump sum payment equal to 25% of the sum of the highest annual base salary and the highest bonus amount received by the executive in the preceding five years (the "Stay Payment").

     The Severance Agreements also provide that if an executive's full-time employment is terminated without Cause (as defined in the Severance Agreements), either before or after a Change in Control has occurred, or upon a voluntarily termination of employment by an executive upon the reduction of his or her base salary by 5% or more, if such reduction is not a result of a company policy to reduce the salaries of a substantial number of officers or employees, or if the executive ceases to be employed in a position involving substantially the same level of responsibility or duties as performed by the executive on the date the Severance Agreement was executed (a "Qualifying Voluntary Termination"), the executive will receive a payment consisting of a single lump sum equal to the sum of the highest annual base salary and the highest bonus amount received by the executive in the preceding five years (the "Basic Severance Payment").

     Additional payments will be made to the executive in the event that a Change in Control has occurred and the executive's employment is terminated without Cause within the six-month period following the effective date of such Change in Control, or upon a Qualifying Voluntary Termination within such period. The executive will receive payments equal to the amount the executive would have received had employment continued, at the same intervals and at the same rate of base salary the executive was receiving during the month preceding termination, until the six-month anniversary of the effective date of the Change in Control (the "Additional Severance Payments"). The Additional Severance Payments, if paid, would be in addition to the Basic Severance Payment and the Stay Payment.

     Each executive is entitled to several other benefits contained in the Severance Agreements, including (i) life, health, medical/hospital, dental, and vision insurance benefits for a period of 12 months in the event that an executive's full-time employment is terminated without Cause or upon a Qualifying Voluntary Termination, either before or after a Change in Control has occurred and (ii) gross-up payments to cover any excise tax imposed by Section 4999 of the Internal Revenue Code upon any payment made to the executive under the Severance Agreements, subject to certain limitations defined in therein.

     ATC has agreed to be solely responsible for any and all attorneys' fees and related expenses incurred by the executive in the event that it fails to comply with its obligations under the Severance Agreements.

     Trust Agreement. In connection with a Stay Pay Agreement, dated February 13, 1989 entered into between the Company and Mr. Lipscomb (the "Original Stay Pay Agreement"), ATC and Key Trust Corporation of Ohio, N.A. (as successor to Society National Bank) (the "Trustee") entered into a Trust Agreement, dated as of October 28, 1994, (the "Trust Agreement") establishing an irrevocable grantor trust (the "Trust") for the benefit of Mr. Lipscomb (the "Beneficiary") or any Successor (as defined in the Trust Agreement). The Original Stay Pay Agreement provides for payment of $315,600 (the "Payment") on January 1, 2007, or earlier, upon Mr. Lipscomb's voluntary or involuntary termination of full-time employment with ATC, with or without Cause (as defined in the Original Stay Pay Agreement).

     The assets to be held by the Trust include the original deposit of principal and any other contributions made at the option of ATC (the "Trust Assets"). The Trust Assets are to be disposed of by the Trustee when the Trustee receives either (i) a certificate and affidavit signed by the Beneficiary or Successor, in the form attached to the

Trust Agreement, stating that the conditions under the Original Stay Pay Agreement have occurred and the Beneficiary or Successor is entitled to the Payment or (ii) a written direction certified by two officers of ATC other than the Beneficiary or Successor. If the amount disbursed by the Trustee is insufficient to fully fund the Payment specified under the Original Stay Pay Agreement, ATC will be required to pay the balance. However, if the amount disbursed by the Trustee exceeds the amount to which the Beneficiary or Successor is entitled under the Severance Agreement, the Beneficiary or Successor is entitled to retain such excess. The Trust Assets and any income earned on such Trust Assets remain at all times subject to the claims of general creditors of ATC under state and federal law.

     The Original Stay Payment Agreement also provides for the payment of attorneys' expenses if enforcement of the contract becomes necessary, and contains certain restrictions on Competitive Activity (as defined in the Original Stay Pay Agreement). The benefits provided by the Original Stay Pay Agreement and the Trust Agreement are in addition to the benefits provided under the Severance Agreements and Mr. Lipscomb's Additional Contract (as defined).

     Additional Employment Agreements and Arrangements. ATC has entered into additional employment contracts with two of the Named Executives, Mr. Lipscomb and Mr. Keen (collectively, the "Additional Contracts"). Each Additional Contract provides for the payment of severance benefits upon termination of employment without Cause (as defined in the Additional Contracts). In the event of such a termination, Mr. Lipscomb will receive all salary and bonuses for a period of twelve months from the date of termination, in an amount equal to all salary and bonuses received during the twelve month period immediately preceding termination. Mr. Keen will receive, in the event of such a termination, a single lump sum payment equal to 24 months of his base salary, in an amount calculated from the base salary in effect for the full month immediately preceding the date of termination. Both Mr. Lipscomb and Mr. Keen will receive life, health, medical/hospital, dental and vision insurance benefits for a period of twelve months. Mr. Keen's Additional Contract also provides for the payment of attorneys' expenses if enforcement of the contract becomes necessary, and contains restrictions on Competitive Activity (as defined in the Additional Contract). The benefits provided by the Additional Contracts are provided in addition to the benefits provided under the Severance Agreements, the Original Stay Pay Agreement and the Trust Agreement.

EMPLOYEE BENEFIT PLANS

  Overview and Proposed Restructuring

     The Company currently maintains a number of independent plans structured to attract and retain highly qualified employees and management personnel. These plans include, among others, the Salaried Pension Plan (as defined), the Savings Plan (as defined), the ESOP and the SERP. In addition, the Company also maintains certain stock option and stock appreciation rights plans. Certain of these employee benefit plans are being restructured to reduce the impact of future Common Share price fluctuations on the reported earnings of the Company and to simplify its ongoing employee benefit structure. As a result, the Company has elected to (i) terminate the existing ESOP and the SERP and to (ii) convert all granted SARs to rights to purchase restricted Common Shares and option grants pursuant to the Salaried Omnibus Plan (as defined). The proposed restructuring (the "Benefits Restructuring") of these plans will occur concurrently with the Offering and will result in a one-time pre-tax charge to the Company of $25.2 million ($25.2 million after-tax) based upon an assumed initial public offering price of $14 per share. This one-time charge will be dependent upon the initial public offering price of the Common Shares. A $1 per share increase in the initial public offering price would result in a decrease to the pre-tax charge of $0.3 million ($0.3 million after-tax). Similarly, a $1 per share decrease in the initial public offering price would result in an increase to the pre-tax charge of $0.3 million ($0.3 million after-tax).

  Continuing Employee Benefit Plans

     Salaried Pension Plan. ATC maintains the Argo-Tech Corporation Salaried Pension Plan (the "Salaried Pension Plan"). The Salaried Pension Plan was established effective November 1, 1986. Prior to July 1, 1994, regular, permanent, salaried employees of ATC were eligible to participate in the Salaried Pension Plan.

Participation in the Salaried Pension Plan was closed to any person who was not a participant on June 30, 1994, and all benefit accruals ceased as of the close of business on June 30, 1994. The benefits of participants in the Salaried Pension Plan who were employees on June 30, 1994, became vested (to the extent otherwise non-vested) as of the close of business on June 30, 1994. Employee contributions were neither required nor permitted. All Salaried Pension Plan assets are presently invested in an annuity contract with Aetna Life Insurance Company as the funding agent.

     The monthly normal retirement benefit under the Salaried Pension Plan is 1.25% of a participant's final average monthly compensation multiplied by the participant's years of benefit service. Compensation earned after June 30, 1994, and service performed after June 30, 1994, are not taken into account in determining a participant's benefit under the Salaried Pension Plan. Final average monthly compensation means the average monthly compensation (computed before withholdings, deductions for taxes or other purposes, and salary reduction amounts under the Argo-Tech Employee Savings Plan (the "Savings Plan")) paid or payable to the participant for the five calendar years which produce the highest such average, determined as if the participant's employment terminated on June 30, 1994 (or, if earlier, the date the participant's employment actually terminated or the participant ceased to be within the class of employees eligible to participate in the Salaried Pension Plan). If a participant ceased to be within the class of employees eligible to participate or a participant's employment terminated (or is deemed to have terminated) prior to July 1 of a calendar year, that calendar year is not taken into account for purposes of determining final average monthly compensation. A participant's vested benefit cannot be less than the participant's vested benefit under the Salaried Pension Plan, if any, as of October 31, 1989.

     Under the Internal Revenue Code of 1986, as amended (the "Code"), the maximum annual retirement benefit payable under the Salaried Pension Plan and the maximum amount of annual compensation that can be taken into account in calculating benefits under the Salaried Pension Plan are limited.

     At retirement, based on benefits accrued as of June 30, 1994, the monthly retirement benefits payable to each of the individuals named in the Summary Compensation Table are:

                         NAME                           MONTHLY BENEFIT
                         ----                           ---------------
Michael S. Lipscomb...................................     $1,799.32
Frances S. St. Clair..................................        411.56
David L. Chrencik.....................................        949.57
Yoichi Fujiki.........................................        488.15
Paul R. Keen..........................................      1,188.83

     The benefits shown above are in the form of a single life annuity commencing as of the first day of the month after the participant attains age
65. Benefits may commence at any time after age 55 if the participant had at least five years of service when the participant's employment terminated. Actuarial reductions would apply for early commencement and for payment in the form of a joint and survivor annuity.

     The normal form of payment under the Salaried Pension Plan is a single life annuity; however, participants may elect payment of retirement benefits under several joint and survivor forms of payment, subject to the requirement that a married participant receive benefits in the form of a joint and survivor annuity with the spouse as contingent annuitant unless the spouse consents to the participant's election of another form of payment, another contingent annuitant, or both, as applicable.

     Savings Plan. ATC's Savings Plan became effective on May 1, 1987. Regular, permanent, salaried employees of ATC who have completed at least 3 months of service are eligible to participate in the Savings Plan. All assets of the Savings Plan are held in trust by Key Trust Company of Ohio, N.A., the current Trustee.

     Participants may elect to have "tax-deferred" (401(k) compensation reduction) contributions made to the Savings Plan of up to 13% of their eligible compensation. Participants may also elect to have after-tax contributions made to the Savings Plan of up to 10% of their eligible compensation. With respect to periods prior to July 1, 1994, the Savings Plan provided for employer matching contributions as follows: Basic matching contributions of 25% of each participant's tax-deferred contributions not in excess of 3% of compensation and discretionary additional matching contributions of a percentage (within the range of 0% and 125% established for each fiscal year (the "Plan Year")) of each participant's tax-deferred contributions not in excess of 3% of compensation. Employer matching contributions to the Savings Plan ceased on July 1, 1994. A participant's benefit under the Savings Plan is the balance of the participant's accounts attributable to after-tax contributions and the vested balance of the participant's accounts attributable to employer matching contributions. Tax-deferred contributions and after-tax contributions are always 100% vested. Participants (including former employees) whose accounts attributable to employer matching contributions had not been forfeited prior to November 1, 1994, became, to the extent otherwise non-vested, 100% vested. Benefits are payable in the form of a single lump sum payment.

     Under the Code, the maximum annual contributions that can be made to the Savings Plan and the maximum amount of annual compensation that can be taken into account in calculating contributions to the Savings Plan are limited. Contributions for a Plan Year on behalf of certain highly compensated individuals may also be limited to comply with nondiscrimination requirements under the Code.

     Benefits are generally payable after a participant is separated from service. A participant who is an employee may, however, apply for an in-service distribution of all or a portion of the participant's vested account balance after attainment of age 59 1/2 or in the event of a hardship (as defined in the Savings Plan). A participant may apply for an in-service distribution of after-tax contributions at any age and for any reason. A participant who is a "party in interest" may apply for a loan of up to 50% of the participant's vested account balance under the Savings Plan. In connection with the Benefits Restructuring termination of the ESOP, the Company will make a cash contribution to the Savings Plan of $10.9 million, representing the balance of the ESOP Loan for the benefit of the current ESOP participants. This contribution will be made in equal annual installments over the next six years.

     1998 Omnibus Incentive Plan. The Company expects to adopt the Argo-Tech Group, Inc. 1998 Omnibus Incentive Plan (the "Omnibus Plan") upon consummation of the Offering. A maximum of 1,249,000 Common Shares may be issued under the Omnibus Plan. A wide range of awards, including stock options, stock appreciation rights, performance awards, other stock-based incentive awards, and rights to purchase restricted shares may be made under the Omnibus Plan to senior executives, directors, and other employees of the Company and its Subsidiaries. It is anticipated that the Company will grant an unknown number of options under the Omnibus Plan to the Named Executives contemporaneous with the Offering.

     1998 Salaried Employee Omnibus Plan. The Company expects to adopt the Argo-Tech Group, Inc. Salaried Employee Omnibus Plan (the "Salaried Omnibus Plan") upon consummation of the Offering. Awards under the Salaried Omnibus Plan will be limited to stock options and rights to purchase restricted shares. Concurrently with the adoption of this plan, and in connection with the termination of the ESOP, the Company expects to grant a total of 779,998 options to current employees who are participants in the ESOP upon its termination. In addition, in connection with the conversion of the SAR Plan, the Company expects to grant a total of 98,414 options and rights to purchase a total of 219,066 restricted shares to the 11 SAR Plan participants. The Named Executives will be granted options and rights to purchase restricted shares under the Salaried
Omnibus Plan as follows: Mr. Lipscomb,        options and rights to purchase
restricted shares; Ms. St. Clair,        options and rights to purchase
restricted shares; Mr. Chrencik,        options and rights to purchase
restricted shares; Mr. Fujiki,        options and rights to purchase
restricted shares; and Mr. Keen,        options and rights to purchase
restricted shares. All of the stock options and rights to purchase restricted shares will be awarded upon the consummation of the Offering and no additional grants will be made under this plan.

     1998 Key Employee Security Option Plan. In connection with the Benefits Restructuring, the Company expects to adopt the Argo-Tech Group, Inc. 1998 Key Employee Security Option Plan (the "KEYSOP") upon the consummation of the Offering. Under the KEYSOP, key employees, including the Named Executives, may elect to forgo a portion of their annual compensation and benefits and instead receive an option to purchase investment securities from the Company. In connection with the Benefits Restructuring, employees covered by the SERP will receive options under the KEYSOP with value equivalent to that previously contained in the SERP.

     Executive Life Insurance Plan. ATC's executive life insurance plan permits certain officers and key employees to obtain life insurance benefits in addition to those generally provided to salaried employees. The level of coverage provided to such officers and key employees consists of basic term and whole life insurance coverage equal to three times the individual's salary.

     Bonus Plan. ATC maintains an incentive plan pursuant to which officers and other key management employees may receive cash bonuses paid according to the achievement of specified cash flow goals in the preceding fiscal year and individual performance. The amounts of such bonus awards are approved by ATC's Compensation Committee.

     Compensation of Directors. The Company pays each Director a quarterly fee of $2,500. Each director also receives $3,000 plus reasonable out-of-pocket expenses for each board meeting attended. Members of the Audit and the Compensation Committees of the Company receive $3,000 for attendance at a committee meeting that is not held on the same day as a meeting of the Board of Directors. Fees paid to Mr. Lipscomb and Mr. Fujiki are included in the Summary Compensation table. See "Management -- Executive Compensation."

     The members of the Company's Audit Committee are Thomas F. Dougherty, Prakash A. Melwani and Karl F. Storrie. The members of the Company's Compensation Committee are Prakash A. Melwani, Karl F. Storrie and Robert Y. Nagata.

Discontinued Employee Benefit Plans

     Employee Stock Ownership Plan. The Company established its ESOP effective May 17, 1994 and all salaried employees of ATC were eligible to participate. Key Trust Company of Ohio, N.A., serves as Trustee (the "ESOP Trustee") and holds in trust all of the ESOP's assets. As part of the Benefits Restructuring, the ESOP will be terminated concurrently with the consummation of the Offering. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     On May 17, 1994, the ESOP Trustee purchased 3,870,594 Common Shares with the proceeds of a $16.8 million loan to the ESOP from ATC (the "ESOP Loan"). The term of the loan was to end on April 28, 2004, but will be prepaid as part of the Benefits Restructuring by the surrender of the appropriate number of Common Shares, valued at the initial public offering price to equate to the $10.9 million currently outstanding under the ESOP Loan. The interest rate for the ESOP Loan had been fixed for the ten year term at 7.16% per annum, and the original purchase price for the common shares purchased by the ESOP was $4.34 per share. Upon termination of the ESOP, unallocated ESOP shares remaining after the repayment of the ESOP Loan will be allocated to the employees and will remain held, along with the previously allocated ESOP shares, in trust by the ESOP Trustee.

     ESOP participants may elect to receive the shares of qualifying employer securities credited to their accounts after their termination of employment, and in certain instances, after attaining age 55 with 10 or more years of participation in the ESOP. Voting rights on and decisions whether to tender or exchange shares of qualifying employer securities held in the ESOP are "passed through" to ESOP participants. Each participant is entitled to direct the ESOP Trustee as to the voting of shares of qualifying employer securities credited to the participant's account. In the event of a tender or exchange offer for qualifying employer securities held in the ESOP, each participant is entitled to direct the ESOP Trustee whether to tender or exchange shares of qualifying employer securities held in the ESOP in a manner similar to the voting directions described above.

     For the Plan Year ended October 31, 1997, the number of Common Shares allocated under the ESOP to the accounts of the individuals named in the Summary Compensation Table were:

                                                  SHARES ALLOCATED
                                        ------------------------------------
                                           YEAR ENDED        CUMULATIVE TO
                 NAME                   OCTOBER 31, 1997    OCTOBER 31, 1997
                 ----                   ----------------    ----------------
Michael S. Lipscomb...................     3,709.9302         13,500.5093
Frances S. St. Clair..................     3,709.9302         13,049.2681
David L. Chrencik.....................     3,709.9302         13,135.7648
Yoichi Fujiki.........................     3,709.9302         13,336.5463
Paul R. Keen..........................     3,709.9302         13,500.5093

     GAAP requires that any third party borrowing by the ESOP be reflected as a liability on ATC's balance sheet. Since the ESOP borrowed from ATC, this obligation was not treated as a liability, but was excluded from shareholders' equity.

     The Internal Revenue Service has issued a determination letter that the ESOP is qualified under Section 401(a) of the Code and is an employee stock ownership plan under Section 4975(e)(7) of the Code. Contributions to the ESOP and allocations to the accounts of eligible participants thereunder are subject to applicable limitations imposed under the Code. The ESOP is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and the regulations thereunder.

     Supplemental Employee Retirement Plan. ATC maintained the SERP, an unfunded plan to provide for cash payments to employees participating in the ESOP which were limited as to allocations to their ESOP accounts because of limitations under the Code applicable to tax-qualified plans. As part of the Benefits Restructuring, this plan will be terminated upon the consummation of the Offering, and will be replaced by the KEYSOP.

     The Company maintains a bookkeeping account for amounts credited to the accounts of SERP participants. For the Plan Year ended October 31, 1997, the amounts credited to the SERP accounts of the individuals named in the Summary Compensation Table were:

                                            EQUIVALENT SHARES ALLOCATED
                                        ------------------------------------
                                           YEAR ENDED        CUMULATIVE TO
                 NAME                    OCT. 31, 1997       OCT. 31, 1997
                 ----                   ----------------    ----------------
Michael S. Lipscomb...................     6,821.000           18,482.814
Frances S. St. Clair..................       747.854            1,421.753
David L. Chrencik.....................       747.854            1,421.753
Yoichi Fujiki.........................       727.119            1,651.924
Paul R. Keen..........................     1,283.978            3,583.562

     1991 Performance Stock Option Plan. The 1991 Performance Stock Option Plan provides for option agreements on the purchase of Common Shares, at a price of $1.09 per share. The 311,030 options which are currently outstanding were granted by the Compensation Committee of the Company's Board of Directors upon the recommendation of the ATC Compensation Committee and will expire on November 9, 2001. The options were exercisable only in quarters over four successive years, but will become exercisable in full upon the completion of the Offering, and no additional grants will be made.

     AGGREGATE OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR END
                               OPTION/SAR VALUES

                                                                   NUMBER OF
                                                                   SECURITIES
                                                                   UNDERLYING
                                                                  UNEXERCISED           VALUE OF UNEXERCISED
                                                                OPTIONS/SARS AT         IN-THE-MONEY OPTIONS
                                                                     FY-END               AT FY-END($)(1)
                                                              --------------------    ------------------------
                                                                  EXERCISABLE/              EXERCISABLE/
                            NAME                                 UNEXERCISABLE             UNEXERCISABLE
                            ----                              --------------------    ------------------------
Michael S. Lipscomb.........................................  76,508    /   12,607    $987,718    /   $162,756
                                                               3,428    /   10,303      44,255    /    133,012
Frances S. St. Clair........................................  22,533    /    5,023     290,901    /     64,847
                                                               1,383    /    4,147      17,855    /     53,538
Paul R. Keen................................................  22,533    /    5,023     290,901    /     64,847
                                                               1,383    /    4,147      17,855    /     53,538
Yoichi Fujiki...............................................   7,788    /    5,023     100,543    /     64,847
                                                               1,383    /    4,147      17,855    /     53,538
David L. Chrencik...........................................  22,533    /    5,023     290,901    /     64,847
                                                               1,383    /    4,147      17,855    /     53,538

---------------

(1) Calculated by subtracting the option price from the initial public offering price of $14.00 per share.

     1991 Management Incentive Stock Option Plan. The 1991 Management Incentive Stock Option Plan provides for option agreements on the purchase of Common Shares, at a price not less than $1.09 per share. The 60,040 options, which are currently outstanding were granted by the Compensation Committee of the Company's Board of Directors upon the recommendation of the ATC Compensation Committee and will expire on November 9, 2001. The options were exercisable only in quarters over four successive years, but will become exercisable in full upon completion of the Offering, and no additional grants will be made.

     1997 Stock Appreciation Rights Plan. The SAR Plan was approved by ATC's Board of Directors on October 22, 1997. The SAR Plan provided for grants of up to 317,480 SARs. Each SAR entitles the holder to receive, in cash, an amount equal to the increase, if any, in the value of one Common Share from a date specified by the Compensation Committee of the Board of Directors of ATC to the date of the exercise. The SAR Plan will be terminated upon the consummation of the Offering and all 158,740 currently outstanding SARs will cease to be outstanding. Participating employees will receive the value of such SARs, calculated at the initial public offering price, either in cash or in a combination of option grants and rights to purchase restricted shares pursuant to the Salaried Omnibus Plan, at the election of each participant. The remaining 158,740 ungranted SARs will be granted immediately prior to the termination of the SAR Plan, and each participating employee will receive the value of such SARs, calculated at the initial public offering price, in a combination of option grants and rights to purchase restricted shares pursuant to the Salaried Omnibus Plan. The Company expects to advance a loan to each SAR Plan participant for any tax liability relating to the rights to purchase restricted shares made in connection with the termination of the plan. See "Certain
Transactions -- Officer Loans."

                         SAR GRANTS IN LAST FISCAL YEAR

                                           % OF
                                          TOTAL                                          POTENTIAL REALIZABLE VALUE AT
                         NUMBER OF     OPTIONS/SARS                                         ASSUMED ANNUAL RATES OF
                         SECURITIES     GRANTED TO    EXERCISE    MARKET                 STOCK PRICE APPRECIATION FOR
                         UNDERLYING     EMPLOYEES     OR BASE     PRICE                          OPTION TERMS
                        OPTIONS/SARS    IN FISCAL      PRICE     ON DATE    EXPIRATION   -----------------------------
         NAME            GRANTED(#)        YEAR        ($/SH)    OF GRANT      DATE        0%         5%        10%
----------------------  ------------   ------------   --------   --------   ----------   -------   --------   --------
Michael S. Lipscomb...     13,731          21.6%       $4.34      $7.79      01/02/05    $47,371   $ 92,393   $152,862
Frances S. St.
  Clair...............      5,529           8.7         4.34       7.79      01/02/05     19,075     37,204     61,552
Paul R. Keen..........      5,529           8.7         4.34       7.79      01/02/05     19,075     37,204     61,552
Yoichi Fujiki.........      5,529           8.7         4.34       7.79      01/02/05     19,075     37,204     61,552
David L. Chrencik.....      5,529           8.7         4.34       7.79      01/02/05     19,075     37,204     61,552

                              CERTAIN TRANSACTIONS

COMPANY POLICY REGARDING RELATED PARTY TRANSACTIONS

     Prior to entering into any related party transaction, the transaction is reviewed and approved by members of the Board of Directors of the Company who are not affiliated with such transaction. The Company believes that this procedure ensures that any related party transaction will be on terms fair to the Company and its unaffiliated shareholders.

VESTAR CONSULTING AGREEMENT

     ATC has retained Vestar (of which Prakash A. Melwani, a director of the Company and ATC, is a Managing Director) to provide it with financial and corporate consulting services. In exchange for such services, the Company has agreed to pay Vestar an annual consulting fee of approximately $110,000, payable semi-annually in advance, plus Vestar's reasonable out-of-pocket costs and expenses. Management believes that these terms of the consulting agreement are no less favorable to the Company than would have been available pursuant to arms' length negotiations with unaffiliated parties. The consulting agreement will continue until December 31, 2000 and thereafter shall be renewed automatically for additional one-year terms unless the Company or Vestar gives written notice of termination.

OFFICER LOANS

     Several of the Named Executives and one Director have entered into presently outstanding loan agreements with the Company. The largest amount of indebtedness outstanding since the beginning of fiscal 1998 for each such Named Executive was: $254,780 (Mr. Lipscomb), $232,467 (Mr. Keen), $84,031 (Mr.
Chrencik) and $60,323 (Ms. St. Clair). The largest amount of indebtedness outstanding since the beginning of fiscal 1998 for Thomas Dougherty, a Director of the Company, was $75,665. Each loan is due October 28, 2000 and accrues interest at 6.75% annually. These full recourse loans, secured by a pledge of Common Shares, were extended for the purchase of Common Shares, or for the personal use of the Named Executive. Each of the Named Executives having an outstanding loan has entered into a Pledge Agreement and Promissory Note with the Company in connection with such loans. Management believes that the terms of these loans are no less favorable to the Company than would have been available pursuant to arms' length negotiations with unaffiliated parties.

     In connection with the termination of the SAR Plan, it is anticipated that the Company will make full recourse loans to the SAR Plan participants, including each of the Named Executives. These loans are expected to be made to each Named Executive in an amount equal to the estimated tax liability (based on an assumed tax rate of 50%) due in connection with the grants of rights to purchase restricted shares under the Salaried Omnibus Plan in exchange for such Named Executive's outstanding SARs. The loans are expected to be made in the following amounts: $155,118 (Mr. Lipscomb), $63,828 (Ms. St. Clair), $63,828 (Mr. Chrencik), $63,828 (Mr. Fujiki) and $63,828 (Mr. Keen). These loans are expected to bear interest at approximately 6% and will mature upon the earlier of (i) the termination of such Named Executive's employment, (ii) January 2, 2005 or (iii) upon the sale of such shares.

UIC DISTRIBUTION AGREEMENT

     UIC, a company owned by YCI (which is under the control of Mr. Yamada, the Company's majority stockholder and Honorary Chairman of the Board of Directors), was appointed by the Company as its exclusive distributor of Argo-Tech products in 1990 with respect to the Japanese market and in 1994 for the entire international market under a long-term agreement (the "Distribution Agreement"). Management believes that the Distribution Agreement was entered into on terms and conditions customary for the industry in all respects with the exception of the basic contract term of 50 years and termination provisions which are more favorable to UIC than industry norm. The Distribution Agreement provides for a 15% discount from catalog prices on all purchases of Argo-Tech products by UIC. For fiscal year 1997 and the six months ended May 2, 1998, sales to UIC accounted for approximately 22.1% and 18% of the Company's net revenues, respectively.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth the ownership of the Common Shares as if the Reorganization had occurred as of May 2, 1998 by (i) each person known to the Company to be the beneficial owner of more than 5% of any class of Common Shares, (ii) each director of the Company, (iii) all directors and executive officers of the Company as a group and (iv) the Selling Shareholder. On May 2, 1998, the number of Common Shares outstanding was 12,460,320 shares. The table does not reflect the effects of the Benefits Restructuring. The Selling Shareholder has granted the Underwriters a 30-day over-allotment option to purchase 270,000 Common Shares.

                                                      SHARES                                    SHARES
                                                BENEFICIALLY OWNED                        BENEFICIALLY OWNED
                                                PRIOR TO OFFERING                           AFTER OFFERING
                                               --------------------      NUMBER OF       --------------------
                    NAME                        NUMBER      PERCENT    SHARES OFFERED     NUMBER      PERCENT
                    ----                       ---------    -------    --------------    ---------    -------
AT Holdings, LLC.............................  6,096,738     48.9        1,800,000       4,296,738     27.5
  1890 Highway 50 East
  Suite 4
  Carson City, NV 89701
Key Trust Company of Ohio, N.A.(1)...........  3,817,993     30.6               --       3,817,993     24.5
  127 Public Square
  Cleveland, OH 44114
Sunhorizon International, Inc................  1,192,530      9.6               --       1,192,530      7.6
  13221 Ranchwood Road
  Tustin, CA 92680
YC International Inc.........................    691,177(2)   5.5               --         691,177(2)   4.4
  725 South Figueroa Street
  Suite 3870
  Los Angeles, CA 90117
Chrencik, David..............................     86,465(3)    **               --          86,465(3)    **
de Chastenet, Remi*..........................         --       --               --              --       --
Dougherty, Thomas*...........................     15,242       **               --          15,242       **
Fujiki, Yoichi*..............................     39,556(3)    **               --          39,556(3)    **
Keen, Paul...................................    146,870(3)   1.2               --         146,870(3)    **
Lipscomb, Michael*...........................    280,497(3)   2.3               --         280,497(3)   1.8
Melwani, Prakash*............................         --       --               --              --       --
Nagata, Robert*..............................         --       --               --              --       --
St. Clair, Frances...........................     89,144(3)    **               --          89,144(3)    **
Storrie, Karl*...............................     15,242(4)    **               --          15,242(4)    **
Directors and Executive Officers as a
  Group......................................    673,016      5.4               --         673,016      4.3
(10 persons)

---------------

  *  Director of the Company
 **  Less than 1%
(1) As ESOP Trustee, holds Common Shares in trust for the benefit of the ESOP participants and shares beneficial ownership with the participants. ESOP participants have voting power with respect to shares allocated to their individual accounts. Unallocated shares are voted by the ESOP Trustee on a proportionate basis with those allocated shares for which voting directions have been provided.
(2)  AT LLC has the option to purchase all of YCI's shares. AT
     LLC disclaims all beneficial ownership of such shares.
(3) Includes Common Shares allocated to such individual's ESOP account, over which the participant shares beneficial ownership with the ESOP Trustee through the power to direct voting, as follows: Mr. Lipscomb, 13,500; Ms. St. Clair,
     13,049; Mr. Chrencik, 13,136; Mr. Fujiki, 13,337; and Mr.
     Keen, 13,500. Also includes options exercisable for Common
     Shares within 60 days of May 2, 1998, as follows: Mr.
     Lipscomb, 76,508; Ms. St. Clair, 22,533; Mr. Chrencik,
     22,533; Mr. Fujiki, 7,788; and Mr. Keen, 22,533.
(4) Includes options to purchase 4,147 Common Shares that are immediately exercisable.

SHAREHOLDER AGREEMENT

     Concurrent with the Offering, the Company, AT LLC, Sunhorizon International, Inc. ("Sunhorizon"), YCI and certain management shareholders are expected to enter into the 1998 Argo-Tech Shareholders' Agreement

(the "1998 Shareholders' Agreement"). The 1998 Shareholders' Agreement is expected to provide that the Board of Directors of the Company initially will consist of seven directors: three of whom are to be nominated by AT LLC, Sunhorizon and YCI and two of whom are to be nominated by the then-serving chief executive officer of the Company. These five directors would unanimously nominate two independent directors. Any future expansion of the Board of Directors would be accomplished by the addition of directors selected unanimously by the five directors nominated by AT LLC, Sunhorizon, YCI and the then-serving chief executive officer. The 1998 Shareholders' Agreement further provides that (i) AT LLC, Sunhorizon, YCI and the management shareholders agree to vote in favor of the director nominees as set forth in the previous sentence and (ii) the management shareholders agree to recommend to the other ESOP participants that they also vote for the above referenced director nominees.

     The 1998 Shareholders' Agreement is expected to supersede the terms of a shareholders agreement entered into by ATH, which provides that the shareholders party to such agreement had the right, subject to certain restrictions and limitations, to require the Company to effect registration under the Securities Act of such shareholder's Common Shares. In addition, under certain circumstances and subject to certain restrictions and limitations, if the Company registers Common Shares, such shareholders were entitled to include their Common Shares in such registration. The 1998 Shareholders' Agreement is expected to contain similar registration rights, and will remain effective until the parties to the agreement, together with the ESOP Trustee, have less than 35% of the combined voting power of the Company.

                          DESCRIPTION OF COMMON SHARES

AUTHORIZED CAPITAL STOCK

     The Company has 50,000,000 Common Shares, without par value, authorized. In addition, there are authorized 5,000,000 voting preferred shares, without par value, issuable in series and 5,000,000 non-voting preferred shares, without par value, issuable in series (collectively, the "Preferred Shares"). The following summary description of the capital shares of the Company is qualified in its entirety by reference to the form of Articles of Incorporation (the "Articles") of the Company and Code of Regulations of the Company (the "Regulations"), a copy of each of which is filed as an exhibit to the Registration Statement to which this Prospectus forms a part.

COMMON SHARES

     Immediately prior to consummation of the Offering and the Benefits Restructuring, there are expected to be an aggregate of 12,496,489 Common Shares outstanding. There will be 15,611,540 Common Shares outstanding after giving effect to the sale of Common Shares offered hereby and the Benefits Restructuring and assuming no exercise of the Underwriters' over-allotment option (16,151,540 shares if such over-allotment option is exercised). An additional 2,498,482 Common Shares will be reserved for issuance upon the Company's grants of options to employees and directors under the Company's stock option plans. See "Management -- Employee Benefit Plans." All shares to be outstanding after completion of the Offering will be duly authorized, validly issued, fully paid and nonassessable.

     Holders of Common Shares are entitled to one vote per share on all matters to be voted upon by the shareholders. The holders of Common Shares are not entitled to cumulative voting rights. Holders of Common Shares are entitled to receive dividends and other distributions when, as and if declared from time to time by the Board of Directors out of funds legally available for such purposes subject to any preferential rights of, and any sinking fund or redemption or purchase rights with respect to, outstanding Preferred Shares, if any. In the event of a voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of Common Shares would be entitled to share ratably in all assets remaining after payment of liabilities subject to prior distribution rights and payment of any distributions owing to holders of Preferred Shares then outstanding, if any. Holders of the Common Shares have no preemptive or conversion rights, and the Common Shares are not subject to further calls or assessment by the Company. There are no redemption or sinking fund provisions applicable to the Common Shares.

PREFERRED SHARES

     There are no Preferred Shares outstanding. The Board of Directors has the authority, without further action by the shareholders, to issue Preferred Shares in one or more series and to fix the rights, designations, preferences, privileges, qualifications, and restrictions thereof, including dividend rights, conversion rights, terms and rights of redemption, liquidation preferences, and sinking fund terms (any or all of which may be greater than the rights of the Common Shares). Although Ohio law currently does not permit the Board of Directors, without further action by the shareholders, to amend the Articles to fix the voting rights of any unissued or treasury shares of any class of Preferred Shares, the Company's Articles would allow the Board of Directors to make such amendments should Ohio law later so allow. The Board of Directors, without shareholder approval, can issue Preferred Shares with conversion and other rights which could adversely affect the rights of the holders of Common Shares.

OHIO LAW AND CERTAIN CHARTER PROVISIONS

     Statutory provisions of Ohio law and the Company's Articles and Regulations may have the effect of deterring hostile takeovers or delaying or preventing changes in control or changes in management of the Company, including transactions in which shareholders of the Company might otherwise receive a premium over the then current market price for their shares. The size of the Board of Directors is fixed at not less than five nor more than nine directors and is divided into two or three classes depending on the size of the board, with each class serving for staggered terms of two years (if the board is divided into two classes) or three years (if the board is divided into three classes). Immediately following consummation of the Offering, the Board of Directors is expected to be composed of seven directors, divided into two classes, with three directors serving terms expiring in 1999 and four directors serving terms expiring in 2000. Each class of directors will hold office until the annual meeting of shareholders in the year their respective term ends, at which time their successors will be elected. In addition to having a potential anti-takeover effect, such classification reduces the ability to alter the composition of the Board of Directors.

     The Company's Articles and Regulations contain various provisions that may have the effect, either alone or in combination with each other, of making more difficult or discouraging a business combination or an attempt to obtain control of the Company that is not approved by the Board of Directors. These provisions include (i) the right of the Board of Directors to issue unissued and unreserved Common Shares without shareholder approval, (ii) the right of the Board of Directors to issue Preferred Shares, without shareholder approval, in one or more series and to designate the number of shares of each such series and the relative rights and preferences of such series, including voting rights (to the extent now or hereafter permitted by law), terms of redemption, redemption prices and conversion rights, (iii) the classification of the Board of Directors, as described above, (iv) a limitation on the removal of directors except upon the vote of 80% of the outstanding shares, (v) a limitation on the ability of shareholders to call a special meeting except upon the consent of shareholders representing 50% of the outstanding shares entitled to vote at such a meeting, and (vi) a limitation on the ability of shareholders to fill vacancies in the Board of Directors except after a vote to increase the number of directors at a meeting called for that purpose.

     The Company's Regulations also contain provisions requiring advance notice to the Company of (i) nominations of candidates for election to the Board of Directors who are not nominated by the Company and (ii) proposals to be brought before the Company's annual meeting of shareholders not made by the Company. Without compliance with these provisions, any such nominations or shareholder proposals may not be considered by the Company.

     Further, Ohio law prohibits any person who beneficially owns 10% or more of a corporation's shares from engaging in mergers, consolidations, majority share acquisitions, asset sales, loans and certain other transactions with the corporation for a three-year period after acquiring the 10% ownership, unless approval is first obtained from the corporation's board of directors. After the three-year waiting period, the 10% shareholder can complete the transaction only if, among other things: (i) approval is received from two-thirds of all voting shares and from a majority of shares not held by the 10% shareholder or certain affiliated persons, or (ii) the transaction meets certain criteria designed to ensure fairness to all remaining shareholders. Mr. Yamada's ownership of Common Shares has been approved by the Company's Board of Directors and is therefore not restricted by these statutory provisions.

     Under Ohio's control share acquisition statute, any person who proposes to make a control share acquisition must obtain prior shareholder approval. A control share acquisition is the acquisition of shares of an issuing public corporation resulting in the person being able to exercise voting power in the election of directors of the issuing public corporation within three ranges: (a) one-fifth to one-third, (b) one-third to one-half and (c) more than one-half of such voting power. The issuing public corporation must call a special shareholders' meeting to vote on the proposed acquisition. The acquiring person may proceed with the control share acquisition if it is approved by both the affirmative vote of shares representing a majority of the shares represented at the meeting and by a majority of such shares (after excluding the voting power of any interested shares). Once an acquiring person obtains more than 50% of the corporation's voting power, no further shareholder approval is required under the control share acquisition act for his acquisition of additional shares.

     As a result of the Offering, Argo-Tech will become an issuing public corporation and Ohio's control share acquisition statute will become applicable. Unless pre-approved by at least 80% of the Company's directors, the approval of shareholders representing 80% of the outstanding shares is required for any merger or consolidation of the Company, or a sale of all or substantially all of its assets, or a sale, transfer or other disposition of any of its shares in a transaction that otherwise requires shareholder approval under Ohio law, or to authorize transactions that require approval under Ohio's control share acquisition statute.

DIRECTOR AND OFFICER INDEMNIFICATION AND LIABILITY

     Generally, a director of an Ohio corporation will not be found to have violated his fiduciary duties unless there is proof by clear and convincing evidence that the director has not acted in good faith, in a manner he or she reasonably believes to be in or not opposed to the best interests of the corporation, or with the care that an ordinarily prudent person in a like position would use under similar circumstances. In general, a director is liable for monetary damages for any action or omission as a director only if it is proved by clear and convincing evidence that such act or omission was undertaken either with deliberate intent to cause injury to the corporation or with reckless disregard for the best interests of the corporation.

     Under Ohio law, a corporation must indemnify its directors, as well as its officers, employees and agents, against expenses where any such person is successful on the merits or otherwise in defense of an action, suit or proceeding. A corporation may indemnify such persons in actions, suits and proceedings (including derivative suits) if the individual has acted in good faith and in a manner that he believes to be in or not opposed to the best interests of the corporation. In the case of a criminal proceeding, the individual must also have no reasonable cause to believe that his conduct was unlawful. Indemnification may be made only if ordered by a court or if authorized in a specific case upon a determination that the applicable standard of conduct has been met. Such a determination may be made by a majority of the disinterested directors, by independent legal counsel or by the shareholders. In order to obtain reimbursement for expenses in advance of the final disposition of any action, the individual must provide an undertaking to repay the amount if it is ultimately determined that he is not entitled to be indemnified.

     In general, Ohio law requires that all expenses, including attorneys fees, incurred by a director in defending any action, suit or proceeding to be paid by the corporation as they are incurred in advance of final disposition if the director agrees to repay such amounts if it is proved by clear and convincing evidence that his action or omission was undertaken with deliberate intent to cause injury to the corporation or with reckless disregard for the best interests of the corporation and if the director reasonably cooperates with the corporation concerning the action, suit or proceeding.

     The Company's Regulations provide for indemnification, which is coextensive with that permitted under Ohio law, and authorize the Company to enter into indemnification agreements with each present and future director and such officers, employees or agents as specified in the Regulations. The Regulations also authorize the Company to enter into agreements to indemnify such persons to the maximum extent permitted by applicable law. The indemnification so granted may exceed the indemnification specifically authorized by the Ohio General Corporation Law. Each agreement would represent a contractual obligation of the Company which could not be altered unilaterally.

TRANSFER AGENT AND REGISTRAR

     The Company presently intends to use Harris Trust and Savings Bank, Chicago, Illinois as the Transfer Agent and Registrar for the Common Shares.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon the completion of the Offering, the Company will have outstanding 15,611,540 Common Shares. All of these shares (plus up to 540,000 additional shares if the Underwriters exercise their over-allotment option from the Company) will be freely tradeable without restriction or further registration (except by affiliates of the Company or persons acting as underwriters (any shares owned by such persons, "Restricted Shares")) under the Securities Act. None of the 6,992,468 Common Shares (6,722,468 shares if the Underwriters exercise their over-allotment option from the Selling Shareholder) subject to lock-up may be sold until the expiration of the lock-up periods discussed below or thereafter unless they are registered under the Securities Act or are sold pursuant to an exemption from registration, such as the exemption provided by Rule 144 promulgated under the Securities Act. Market sales of a substantial number of Common Shares or the availability of such shares for sale in the public market could adversely affect prevailing market prices of the Common Shares.

     In general, commencing 90 days after the completion of the Offering, Rule 144 allows a person who has beneficially owned Restricted Shares for at least one year, including persons who may be deemed affiliates of the Company, to sell, within any three-month period, up to the number of Restricted Shares that does not exceed the greater of (i) one percent of the then outstanding Common Shares, and (ii) the average weekly trading volume during the four calender weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission. A person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale and who has beneficially owned his or her Restricted Shares for at least two years would be entitled to sell such Restricted Shares under Rule 144(k) without regard to the volume limitations described above and the other conditions of Rule 144.

     Rule 144A under the Securities Act provides a nonexclusive safe harbor exemption from the registration requirements of the Securities Act for specified resales of restricted securities (as defined in Rule 144) to certain institutional investors. In general, Rule 144A allows unregistered resales of restricted securities to a "qualified institutional buyer," which generally includes an entity, acting for its own account or for the account of other qualified institutional buyers, that in the aggregate owns or invests at least $100 million in securities of unaffiliated issuers. Rule 144A does not extend an exemption to the offer or sale of securities which, when issued, were of the same class as securities listed on a national securities exchange or quoted on the NASDAQ National Market. The Common Shares outstanding as of the date of this Prospectus would not be eligible for resale under Rule 144A because such shares, when issued were not of the same class as any listed or quoted securities.

     The Company, its officers, directors and principal shareholders (other than the ESOP Trustee) have agreed not to offer, sell or otherwise dispose of any Restricted Shares for a period of 180 days after the date of this Prospectus without the prior written consent of BT Alex. Brown Incorporated. Such Restricted Shares may be sold by such officers, directors and principal shareholders after expiration of such period subject to the volume limitations of Rule 144 noted above.

     Upon completion of the Offering, 371,070 Common Shares will be issuable upon the exercise of outstanding options under the Company's 1991 Performance Stock Option Plan and the Company's 1991 Management Incentive Stock Option Plan.

      CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS TO NON-U.S. HOLDERS



     The following is a general summary of the material United States Federal income and estate tax considerations to a Non-U.S. Holder (as defined below) relevant to the ownership and disposition of Common Shares. This summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), final, temporary and proposed United States Treasury regulations promulgated thereunder, Internal Revenue Service (the "IRS") rulings, official pronouncements and judicial decisions, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or different interpretations. This summary does not discuss all the tax consequences that may be relevant to a particular Non-U.S. Holder in light of the holder's particular circumstances and it is not intended to be applicable in all respects to all categories of Non-U.S. Holders, some of whom may be subject to special rules not discussed below. In addition, this summary does not address any state, local or foreign tax considerations that may be relevant to a Non-U.S. Holder's decision to purchase Common Shares.



     For purposes of this discussion, a "Non-U.S. Holder" is a person or entity that, for U.S. Federal income tax purposes, is either a non-resident alien individual, a foreign corporation, a foreign partnership, an estate the income of which, from sources without the United States that is not effectively connected with the conduct of a trade or business within the United States, is not includible in gross income under the Code, or a trust if either no court within the United States is able to exercise primary supervision over the administration of the trust or no U.S. person has the authority to control all substantial decisions of the trust, in each case not subject to U.S. Federal income tax on a net income basis in respect of income or gain with respect to Common Shares. An individual may be deemed to be a resident alien (as opposed to a non-resident alien) by virtue of being present in the United States on at least 31 days during the calendar year and for an aggregate of 183 days during the calendar year and the two preceding calendar years (counting, for such purpose, all the days present in the current year, one-third of the days present in the immediately preceding year and one sixth of the days present in the second preceding year). In addition to the "substantial presence test" described in the immediately preceding sentence, an individual may be treated as a resident alien if he or she (i) meets the lawful permanent residence test (a so-called "green card" test) or (ii) elects to be treated as a U.S. resident, meets the "substantial presence test" in the immediately following year, is present in the United States for a period of at least 31 consecutive days in the election year, and is present in the United States during the period beginning with the first day of such 31-day period and ending with the last day of the election year (the "testing period") for a number of days equal to or exceeding 75% of the number of days in the testing period (provided that, for tax purposes an individual shall be treated as present in the United States for up to five days during the testing period when he or she is absent from the United States). Generally, resident aliens are subject to U.S. Federal income and estate tax in the same manner as U.S. citizens and residents.



     ALL NON-U.S. HOLDERS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF COMMON SHARES IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES.



DIVIDENDS ON COMMON SHARES



     Generally, any dividends paid on Common Shares will be subject to United States Federal withholding tax at a rate of 30% of the amount of the dividend, or at a lower applicable treaty rate. However, if the dividend is effectively connected with a United States trade or business of a Non-U.S. Holder (and is attributable to a U.S. permanent establishment of such holder, if an applicable income tax treaty so requires as a condition for the Non-U.S. Holder to be subject to U.S. income tax on a net income basis in respect of such dividends) it will be subject to United States Federal income tax on a net basis at ordinary Federal income tax rates (in which case the branch profits tax at a rate of 30% (or such lower rate as may be specified in an applicable treaty) may also apply if such holder is a foreign corporation), and will not be subject to the 30% withholding tax.



     Under current Treasury regulations, a holder's status as a Non-U.S. Holder and eligibility for a tax treaty reduced rate of withholding will be determined by reference to the holder's address and to any outstanding certificates or statements concerning eligibility for a reduced rate of withholding, unless facts and circumstances indicate that reliance on such address, certificates or statements is not warranted. However, recently issued

Treasury regulations require a Non-U.S. Holder to provide certifications under penalties of perjury in order to obtain treaty benefits for payments made after December 31, 1999.



SALE OR EXCHANGE OF COMMON SHARES



     Subject to the discussion of backup withholding below, any capital gain realized upon a sale or exchange of Common Shares by a beneficial owner who is a Non-U.S. Holder ordinarily will not be subject to United States Federal income tax unless (i) such gain is effectively connected with a trade or business conducted by such Non-U.S. Holder within the United States (in which case the branch profits tax at a rate of 30% (or such lower rate as may be specified in an applicable treaty) may also apply if the holder is a foreign corporation,
(ii) in the case of a Non-U.S. Holder that is an individual, such holder is present in the United States for a period or periods aggregating 183 days or more in the taxable year of the sale or exchange and either (a) has a "tax home" for Federal income tax purposes in the United States or (b) has an office or other fixed place of business in the United States to which the gain is attributable or (iii) the Company is or has been a "United States real property holding corporation" (a "USRPHC") for Federal income tax purposes, within the lesser of (a) the five-year period ending on the date of the sale or exchange and (b) the Non-U.S. Holder's holding period, and, in each case, no treaty exception is applicable. The Company is not currently a USRPHC, and does not expect to become a USRPHC in the foreseeable future. Moreover, even if the company were to become a USRPHC, any gain recognized by a Non-U.S. Holder still would not be subject to U.S. tax if any class of the Company's stock were "regularly traded" (within the meaning of applicable Treasury regulations) on an established securities market (such as the NYSE) and the U.S. Holder did not own, directly or constructively, more than 5% of the outstanding Common Shares during the shorter of the two periods described in clauses (iii)(a) and (b) above.



FEDERAL ESTATE TAXES



     Common Shares that are beneficially owned by an individual who is neither a citizen nor a resident of the United States at the time of death will be included in such individual's gross estate for United States Federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.



BACKUP WITHHOLDING AND INFORMATION REPORTING



     Generally, dividends on Common Shares paid to Non-U.S. Holders that are subject to the 30% or a reduced treaty rate of United States Federal withholding tax will be exempt from backup withholding tax. Otherwise, backup withholding of United States Federal income tax at a rate of 31% may apply to dividends paid with respect to Common Shares to holders that are not "exempt recipients" and that fail to provide certain information (including the holder's taxpayer identification number) in the manner required by United States law and applicable regulations.



     Payment of the proceeds from the sale by a Non-U.S. Holder of Common Shares made to or through a foreign office of a broker will not be subject to information reporting or backup withholding except that if the broker is a United States person, a controlled foreign corporation for United States tax purposes or a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period, information reporting may apply to such payments. Payments of the proceeds from the sale of Common Shares to or through the United States office of a broker will be subject to information reporting and backup withholding unless the holder certifies as to its non-United States status or otherwise establishes an exemption from information reporting and backup withholding. Recently adopted Treasury regulations change information reporting requirements for Non-U.S. Holders for payments made after December 31, 1999. Accordingly, a Non-U.S. Holder should consult its tax advisor regarding the effects on it, if any, of these new regulations.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters"), through their representatives, BT Alex. Brown Incorporated and McDonald & Company Securities, Inc. (the "Representatives") have severally agreed to purchase from the Company and the Selling Shareholder the following respective numbers of Common Shares at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus:

                                                              NUMBER OF
UNDERWRITER                                                    SHARES
-----------                                                   ---------
BT Alex. Brown Incorporated.................................
McDonald & Company Securities, Inc..........................
                                                              ---------
     Total..................................................
                                                              =========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all of the Common Shares offered hereby if any of such shares are purchased.

     The Company and the Selling Shareholder have been advised by the Representatives that the Underwriters propose to offer the Common Shares to the public at the initial public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $ per share. The Underwriters may allow, and such dealers may reallow, a
concession not in excess of $     per share to certain other dealers. After
commencement of the initial public offering, this offering price and other selling terms may be changed by the Representatives.

     The Company and the Selling Shareholder have granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 810,000 additional Common Shares at the initial public offering price set forth on the cover page of this Prospectus less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of Common Shares to be purchased by it shown in the above table bears to the initial commitment of the Underwriters, and the Company and the Selling Shareholder will be obligated, pursuant to such option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of Common Shares offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the shares are being offered in the Offering.


     At the request of the Company, the Underwriters have reserved up to 270,000 of the Common Shares offered hereby for sale at the initial public offering price set forth on the cover page of this Prospectus to certain employees of the Company and to certain other persons. The number of shares available for sale to the general public will be reduced to the extent that such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the Underwriters to the general public on the same basis as the other Common Shares offered hereby.



     Application has been made to have the Common Shares listed on the New York Stock Exchange under the symbol " ".


     To facilitate the Offering of the Common Shares, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Shares. Specifically, the Underwriters may over-allot the Common Shares in connection with this Offering, thereby creating a short position in the Underwriters' syndicate account. Additionally, to cover such over-allotments or to stabilize the market price of the Common Shares, the Underwriters may bid for, and purchase, Common Shares in the open market. Any of these activities may maintain the market price of the Common Shares at a level above that which might otherwise prevail in the open market. The Underwriters are not required to engage in these activities, and, if commenced, any such activities may be discontinued at any time. The Representatives, on behalf of the Underwriters, also may reclaim selling concessions allowed to an Underwriter or dealer if the syndicate repurchases Common Shares distributed by that Underwriter or dealer.

     The Company and the Selling Shareholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

     The Company, its officers, directors and principal shareholders (other than the ESOP Trustee) have agreed not to offer, sell or otherwise dispose of any Common Shares for a period of 180 days after the date of this Prospectus without the prior consent of BT Alex. Brown Incorporated.

     The Representatives have advised the Company and the Selling Shareholder that the Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

     Prior to the Offering, there has been no public market for the Common Shares. Consequently, the initial public offering price for the Common Shares has been determined by negotiation among the Company, the Selling Shareholder and the Representatives. Among the factors considered in such negotiations were prevailing market conditions, the results of operations of the Company in recent periods, the market capitalizations and stages of development of other companies which the Company, the Selling Shareholder and the Representatives believed to be comparable to the Company, estimates of the business potential of the Company, the present state of the Company's development and other factors deemed relevant.

                                 LEGAL MATTERS

     The validity of the Common Shares offered hereby will be passed upon for the Company by Jones, Day, Reavis & Pogue, Cleveland, Ohio. Cravath, Swaine & Moore, New York, New York are acting as counsel for the Underwriters in connection with certain legal matters relating to the Common Shares offered hereby.

                                    EXPERTS

     The consolidated financial statements of the Company as of October 25, 1997 and October 26, 1996 and for each of the three years in the period ended October 25, 1997 included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

     The financial statements of J. C. Carter Company, Inc. at December 31, 1996 and 1995, and for each of the three years in the period ended December 31, 1996, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company has filed with the Commission a registration statement (together with any amendments thereto, the "Registration Statement") on Form S-1 under the Securities Act, with respect to the Common Shares offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission, and to which reference is hereby made. For further information, prospective investors should refer to the Registration Statement and the exhibits and schedules thereto, which may be inspected without charge at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained at prescribed rates by writing the Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a Web site, located at http://www.sec.gov, that contains reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the Commission. The Company's Common Shares are expected to be listed on the New York Stock Exchange (subject to approval and official notice of issuance), and reports, proxy statements and other information concerning the Company may also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
ARGO-TECH GROUP, INC. (FORMERLY AT HOLDINGS CORPORATION)
UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS:
  Condensed Consolidated Balance Sheet at May 2, 1998.......   F-2
  Condensed Consolidated Statements of Net Income for the 27
     Weeks Ended May 3, 1997 and May 2, 1998................   F-3
  Condensed Consolidated Statements of Cash Flows for the 27
     Weeks Ended May 3, 1997 and May 2, 1998................   F-4
  Notes to Condensed Consolidated Financial Statements......   F-5
AUDITED CONSOLIDATED FINANCIAL STATEMENTS:
  Independent Auditors' Report..............................   F-7
  Consolidated Balance Sheets at October 26, 1996 and
     October 25, 1997.......................................   F-8
  Consolidated Statements of Net Income for the Fiscal Years
     Ended October 28, 1995, October 26, 1996 and October
     25, 1997...............................................   F-9
  Consolidated Statements of Shareholders'
     Equity/(Deficiency) for the Fiscal Years Ended October
     28, 1995, October 26, 1996 and October 25, 1997........  F-10
  Consolidated Statements of Cash Flows for the Fiscal Years
     Ended October 28, 1995, October 26, 1996 and October
     25, 1997...............................................  F-11
  Notes to Consolidated Financial Statements................  F-12

J.C. CARTER COMPANY, INC.
UNAUDITED CONDENSED FINANCIAL STATEMENTS:
  Condensed Statements of Operations for the Six Months
     Ended June 30, 1997 and 1996...........................  F-26
  Condensed Statements of Cash Flows for the Six Months
     Ended June 30, 1997 and 1996...........................  F-27
  Notes to Condensed Financial Statements...................  F-28
AUDITED FINANCIAL STATEMENTS:
  Report of Independent Auditors............................  F-30
  Balance Sheets at December 31, 1996 and 1995..............  F-31
  Statements of Operations and Retained Earnings for the
     Years Ended December 31, 1996, 1995 and 1994...........  F-32
  Statements of Cash Flows for the Years Ended December 31,
     1996, 1995 and 1994....................................  F-33
  Notes to Financial Statements.............................  F-34

                             ARGO-TECH GROUP, INC.

                      CONDENSED CONSOLIDATED BALANCE SHEET
                                  (UNAUDITED)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                               MAY 2,
                                                                1998
                                                              --------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................  $  1,921
  Receivables, net..........................................    22,906
  Inventories...............................................    32,790
  Deferred income taxes and prepaid expenses................     4,795
                                                              --------
          Total current assets..............................    62,412
                                                              --------
PROPERTY AND EQUIPMENT, net of accumulated depreciation.....    34,843
GOODWILL, net of accumulated amortization...................   119,477
INTANGIBLE ASSETS...........................................    58,235
OTHER ASSETS................................................     8,368
                                                              --------
          Total assets......................................  $283,335
                                                              ========
LIABILITIES AND SHAREHOLDERS' EQUITY/(DEFICIENCY)
CURRENT LIABILITIES:
  Current portion of long-term debt.........................  $  4,758
  Accounts payable..........................................     5,947
  Accrued liabilities.......................................    17,906
                                                              --------
          Total current liabilities.........................    28,611
                                                              --------
LONG-TERM DEBT, net of current maturities...................   224,973
OTHER NONCURRENT LIABILITIES................................    31,526
                                                              --------
          Total liabilities.................................   285,110
                                                              --------
REDEEMABLE COMMON SHARES, no par value; 645,680 shares
  issued and 624,447 shares outstanding.....................     4,813
REDEEMABLE ESOP SHARES, no par value; 3,870,594 shares
  issued and 3,817,993 shares outstanding...................    29,738
  Unearned ESOP shares......................................   (10,080)
                                                              --------
                                                                19,658
                                                              --------
COMMITMENTS AND CONTINGENCIES (Note 4)
SHAREHOLDERS' EQUITY/(DEFICIENCY):
  Preferred Shares, no par value, 5,000,000 shares
     authorized; none issued and outstanding................        --
  Common Shares, no par value, 50,000,000 shares authorized;
     8,055,720 shares issued and 8,017,880 shares
     outstanding............................................        --
  Paid-in capital...........................................        --
  Subscriptions receivable..................................      (770)
  Accumulated deficit.......................................   (24,835)
  Common Shares in the treasury.............................      (641)
                                                              --------
          Total shareholders' equity/(deficiency)...........   (26,246)
                                                              --------
          Total liabilities and shareholders'
          equity/(deficiency)...............................  $283,335
                                                              ========

     The accompanying notes to condensed consolidated financial statements are an integral part of this statement.

                             ARGO-TECH GROUP, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF NET INCOME
                                  (UNAUDITED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                   27 WEEKS ENDED
                                                              -------------------------
                                                                MAY 3,        MAY 2,
                                                                 1997          1998
                                                              ----------    -----------
Net revenues................................................  $   53,159    $    85,835
Cost of revenues (including charge of $8,976 for write-off
  of inventory purchase accounting adjustment in 1998)......      31,891         55,500
                                                              ----------    -----------
          Gross profit......................................      21,268         30,335
                                                              ----------    -----------
Selling, general and administrative.........................       4,895         11,430
Research and development....................................       3,569          3,091
Amortization of intangible assets...........................       1,255          3,755
                                                              ----------    -----------
          Operating expenses................................       9,719         18,276
                                                              ----------    -----------
Income from operations......................................      11,549         12,059
Interest expense............................................       5,640         11,337
Other, net..................................................        (237)          (216)
                                                              ----------    -----------
Income before income taxes..................................       6,146            938
Income tax provision........................................       2,643            477
                                                              ----------    -----------
Net income..................................................  $    3,503    $       461
                                                              ==========    ===========
Earnings per common share data (Note 3):
Net income..................................................  $    3,503    $       461
Less: accrued preferred stock dividends.....................       1,527             --
                                                              ----------    -----------
Net income available to common shareholders.................  $    1,976    $       461
                                                              ==========    ===========
Weighted average shares outstanding:
  Basic:
     Basic weighted average shares outstanding..............   9,613,612      9,951,804
                                                              ==========    ===========
  Diluted:
     Basic weighted average shares outstanding..............   9,613,612      9,951,804
     Effect of dilutive options.............................     313,895        320,172
                                                              ----------    -----------
     Diluted weighted average shares outstanding............   9,927,507     10,271,976
                                                              ==========    ===========
Earnings per common share:
  Basic earnings per common share...........................  $      .21    $       .05
  Dilutive earnings per common share........................  $      .20    $       .04

     The accompanying notes to condensed consolidated financial statements are an integral part of this statement.

                             ARGO-TECH GROUP, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                                                   27 WEEKS ENDED
                                                              -------------------------
                                                                MAY 3,        MAY 2,
                                                                 1997          1998
                                                              -----------   -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income................................................   $  3,503      $    461
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation...........................................      2,258         3,399
     Amortization of goodwill and deferred financing
      costs.................................................      1,839         4,267
     Compensation expense recognized in connection with
      employee stock ownership plan.........................      1,689         2,057
     Amortization of inventory step-up......................         --         8,976
     Deferred income taxes..................................       (440)         (342)
     Changes in operating assets and liabilities:
       Receivables..........................................     (1,316)        1,477
       Inventories..........................................     (1,938)       (3,412)
       Prepaid expenses.....................................       (258)        1,325
       Accounts payable.....................................     (1,544)         (423)
       Accrued and other liabilities........................        278        (4,797)
     Other, net.............................................       (186)          136
                                                               --------      --------
  Net cash provided by operating activities.................      3,885        13,124
                                                               --------      --------
CASH FLOWS FROM INVESTING ACTIVITIES -- Capital
  expenditures..............................................       (798)       (1,061)
                                                               --------      --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Additional borrowing of long-term debt....................     41,100            --
  Repayment of long-term debt...............................     (3,200)      (19,131)
  Payment of financing related fees.........................         --          (372)
  Redemption of preferred stock.............................    (25,908)           --
  Payment of redeemable preferred dividends.................    (19,298)           --
                                                               --------      --------
  Net cash used in financing activities.....................     (7,306)      (19,503)
                                                               --------      --------
CASH AND CASH EQUIVALENTS:
Net decrease for the period.................................     (4,219)       (7,440)
Balance, beginning of period................................     13,556         9,361
                                                               --------      --------
Balance, end of period......................................   $  9,337      $  1,921
                                                               ========      ========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the period for:
Interest....................................................   $  4,377      $ 10,608
Income taxes................................................      2,278         4,123

     The accompanying notes to condensed consolidated financial statements are an integral part of this statement.

                             ARGO-TECH GROUP, INC.

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)
1. BASIS OF PRESENTATION

     The accompanying unaudited condensed consolidated financial statements have been prepared by Argo-Tech Group, Inc. and subsidiaries (the "Company") (formerly AT Holdings Corporation) pursuant to the rules of the Securities and Exchange Commission ("SEC") and, in the opinion of the Company, include all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of financial position, results of operations and cash flows. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such SEC rules. The Company believes that the disclosures made are adequate to make the information presented not misleading. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the Company's annual financial statements and footnotes, which describe the Company's summary of significant accounting policies. The unaudited condensed consolidated statement of net income for the 27 weeks ended May 2, 1998 is not necessarily indicative of the results to be expected for the full year.

2. INVENTORIES

     Inventories are stated at standard cost which approximates the costs which would be determined using the first-in, first-out (FIFO) method. The recorded value of inventories is not in excess of market value. Inventories consist of the following (in thousands):

                                                       MAY 2,
                                                        1998
                                                       -------
Finished goods.......................................  $ 2,037
Work-in-process and purchased parts..................   22,905
Raw materials and supplies...........................   12,196
                                                       -------
  Total..............................................   37,138
Reserve for excess and obsolete inventory............   (4,348)
                                                       -------
Inventories -- net...................................  $32,790
                                                       =======

     Inventory amounts include $1.7 million at May 2, 1998 which represents the unamortized portion of inventories at their fair value as of the date of acquisition of J.C. Carter in accordance with Accounting Principles Board Opinion No. 16 -- "Business Combinations." Based on Carter's inventory turnover rate, $9.0 million has been included in cost of revenues for the 27 week period ended May 2, 1998.

3. EARNINGS PER SHARE ("EPS")

     The Company adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share" in fiscal 1998. Basic earnings per share is computed using the weighted average number of common shares, less treasury shares, outstanding during the year; diluted earnings per share is computed after consideration of the dilutive effect of stock options.

4. CONTINGENCIES

     ENVIRONMENTAL MATTERS -- The soil and groundwater at the Company's Euclid, Ohio facility and the Costa Mesa, California facility contain elevated levels of certain contaminants which are currently in the process of being removed and/or remediated. Because the Company has certain indemnification rights from former owners of the facilities for liabilities arising from these or other environmental matters, in the opinion of the Company's management, the ultimate outcome is not expected to materially affect the Company's financial condition, results of operations or liquidity.

                             ARGO-TECH GROUP, INC.

                                  (UNAUDITED)

     OTHER MATTERS -- The Company is subject to various legal actions and other contingencies. In the opinion of the Company's management, after reviewing the information which is currently available with respect to such matters and consulting with the Company's legal counsel, any liability which may ultimately be incurred with respect to these additional matters is not expected to materially affect the Company's financial condition, results of operations or liquidity.

5.  SUBSEQUENT EVENTS

     SAR PLAN -- Effective November 1, 1996 and November 1, 1997, a stock appreciation rights plan ("SAR Plan") was created for the benefit of various members of the Company's management. The SAR Plan provides for the right to receive, pursuant to certain provisions of the SAR Plan, an amount, in cash (less appropriate withholdings), equal to the increase, if any, in the value, determined in accordance with the SAR Plan, of one share of the Company's Common Shares from a date specified by the Compensation and Benefits Committee of the Company's Board of Directors to the date of exercise of the stock appreciation right in accordance with the SAR Plan. All of the rights granted under the SAR Plan vest prorata from the effective date, over a period of four years. However, the stock appreciation rights granted under the SAR plan would become immediately exercisable in full should the Company complete an initial public offering or has a change in control.

     INITIAL PUBLIC OFFERING -- The Company is currently in the process of issuing and selling 3.6 million common shares through an initial public offering (the "Offering") at a price range of $13.00 to $15.00 per share. The Company intends to use the net proceeds of the Offering to repay existing bank debt outstanding under the Company's $135.0 million Credit Facility.

     PREFERRED AND COMMON STOCK CHANGES -- All preferred and common stock, shares and per share data have been adjusted to reflect: (i) reclassification of all classes of common stock into one, (ii) the increase in the number of authorized common shares to 50,000,000 shares, (iii) the 9.2157 for 1 split of common stock, and (iv) the authorization of 5,000,000 non-voting preferred shares.

     REDEEMABLE COMMON AND ESOP STOCK -- In connection with the Offering, the provision allowing management and ESOP shareholders to put shares held by them back to the Company will be eliminated.

     PROPOSED EMPLOYEE BENEFIT PLAN RESTRUCTURING -- Concurrent with the proposed Offering, the Company has elected to terminate the ESOP, make additional cash contributions to a defined contribution plan, grant all remaining SARs, increase the number of options available for grant and grant new options.

                                *  *  *  *  *  *

     The information in the Prospectus (including, without limitation, financial statements and share data) assumes consummation of a corporate reorganization in which AT Holdings Corporation, a Delaware corporation, will merge with and into Argo-Tech Group, Inc., an Ohio corporation which is currently a wholly owned subsidiary of AT Holdings Corporation. In the reorganization, all shares of AT Holdings Corporation will change into shares of Argo-Tech Group, Inc., which will be the surviving corporation.

     The accompanying consolidated financial statements reflect: (i) reclassification of all classes of common stock into one, (ii) the increase in the number of authorized common shares to 50,000,000 shares, (iii) the 9.2157 for 1 split of common stock, and (iv) the authorization of 5,000,000 non-voting preferred shares, all of which are to be effected immediately prior to the consummation of the offering contemplated by this Registration Statement. The following opinion is in the form which will be signed by Deloitte & Touche LLP upon consummation of the above, as described in Note 18 of the notes to consolidated financial statements assuming that from December 12, 1997 to the date of such events no other material events have occurred that would affect the accompanying financial statements or require disclosure therein.

                                          /S/ DELOITTE & TOUCHE LLP

Cleveland, Ohio
July 17, 1998

                          INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors of Argo-Tech Group, Inc. (formerly AT Holdings Corporation)

     We have audited the accompanying consolidated balance sheets of Argo-Tech Group, Inc. (the "Company") (formerly AT Holdings Corporation) as of October 26, 1996 and October 25, 1997 and the related consolidated statements of net income, shareholders' equity/(deficiency), and cash flows for each of the three years in the period ended October 25, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of October 26, 1996 and October 25, 1997, and the results of their net income and their cash flows for each of the three years in the period ended October 25, 1997 in conformity with generally accepted accounting principles.

Cleveland, Ohio
December 12, 1997 (         , 1998 as to Note 18)

                             ARGO-TECH GROUP, INC.

                          CONSOLIDATED BALANCE SHEETS

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                              OCTOBER 26,    OCTOBER 25,
                                                                 1996           1997
                                                              -----------    -----------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................   $ 13,556       $  9,361
  Receivables, net..........................................     15,105         24,383
  Inventories...............................................     15,637         38,354
  Deferred income taxes and prepaid expenses................      3,821          1,636
                                                               --------       --------
     Total current assets...................................     48,119         73,734
                                                               --------       --------
PROPERTY AND EQUIPMENT, net of accumulated depreciation.....     27,919         37,181
GOODWILL, net of accumulated amortization...................     83,686        121,191
INTANGIBLE ASSETS...........................................         --         60,245
OTHER ASSETS................................................      7,382          8,609
                                                               --------       --------
     Total assets...........................................   $167,106       $300,960
                                                               ========       ========

LIABILITIES AND SHAREHOLDERS' EQUITY/(DEFICIENCY)
CURRENT LIABILITIES:
  Current portion of long-term debt.........................   $  4,500       $  6,904
  Accounts payable..........................................      4,556          6,369
  Accrued liabilities.......................................     13,532         17,814
                                                               --------       --------
     Total current liabilities..............................     22,588         31,087
                                                               --------       --------
LONG-TERM DEBT, net of current maturities...................    103,107        241,958
OTHER NONCURRENT LIABILITIES................................     27,681         32,137
                                                               --------       --------
     Total liabilities......................................    153,376        305,182
                                                               --------       --------
REDEEMABLE PREFERRED STOCK, $1.00 par value, 259,085 shares
  authorized; 259,085 shares of Series A Cumulative
  Redeemable Preferred Stock issued and outstanding with
  $100 per share redemption value...........................     25,908             --
REDEEMABLE COMMON SHARES, no par value; 639,229 shares
  issued, 639,229 and 617,996 shares outstanding at October
  26, 1996 and October 25, 1997, respectively...............      4,067          4,813
REDEEMABLE ESOP SHARES, no par value; 3,870,594 shares
  issued, and 3,862,650 and 3,829,308 shares outstanding at
  October 26, 1996 and October 25, 1997, respectively.......     24,574         29,826
  Unearned ESOP shares......................................    (12,600)       (10,920)
                                                               --------       --------
                                                                 11,974         18,906
COMMITMENTS AND CONTINGENCIES (Notes 10 and 16)
SHAREHOLDERS' EQUITY/(DEFICIENCY):
  Preferred Shares, no par value, 5,000,000 shares
     authorized; none issued and outstanding................         --             --
  Common Shares, no par value, 50,000,000 shares authorized;
     8,055,720 shares issued and 8,017,880 shares
     outstanding at October 26, 1996 and October 25, 1997,
     respectively...........................................         --             --
  Paid-in capital...........................................         --             --
  Subscriptions receivable..................................       (421)          (720)
  Accumulated deficit.......................................    (27,593)       (26,668)
  Common Shares in the treasury.............................       (205)          (553)
                                                               --------       --------
     Total shareholders' equity/(deficiency)................    (28,219)       (27,941)
                                                               --------       --------
     Total liabilities and shareholders'
      equity/(deficiency)...................................   $167,106       $300,960
                                                               ========       ========

          The accompanying notes to consolidated financial statements are an integral part of this statement.

                             ARGO-TECH GROUP, INC.

                     CONSOLIDATED STATEMENTS OF NET INCOME

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                        FISCAL YEARS ENDED
                                                              ---------------------------------------
                                                              OCTOBER 28,   OCTOBER 26,   OCTOBER 25,
                                                                 1995          1996          1997
                                                              -----------   -----------   -----------
Net revenues................................................  $   86,671    $   96,437    $  117,086
Cost of revenues (including charge of $1,496 for write-off
  of inventory purchase accounting adjustment in 1997) (Note
  6)........................................................      54,222        57,882        70,954
                                                              ----------    ----------    ----------
  Gross profit..............................................      32,449        38,555        46,132
                                                              ----------    ----------    ----------
Selling, general and administrative.........................       9,392        10,036        10,932
Research and development....................................       5,664         6,429         5,682
Amortization of intangible assets...........................       2,334         2,842         2,852
                                                              ----------    ----------    ----------
  Operating expenses........................................      17,390        19,307        19,466
                                                              ----------    ----------    ----------
Income from operations......................................      15,059        19,248        26,666
Interest expense............................................      11,924        10,138        12,827
Other, net..................................................        (588)         (142)         (388)
                                                              ----------    ----------    ----------
Income before income taxes and extraordinary loss...........       3,723         9,252        14,227
Income tax provision........................................       1,553         3,608         4,841
                                                              ----------    ----------    ----------
Income before extraordinary loss............................       2,170         5,644         9,386
Extraordinary loss, net of income tax benefit of $1,019.....          --            --         1,529
                                                              ----------    ----------    ----------
Net income..................................................  $    2,170    $    5,644    $    7,857
                                                              ==========    ==========    ==========
Earnings (loss) per common share data (Note 2):
Income before extraordinary loss............................  $    2,170    $    5,644    $    9,386
Less: accrued preferred stock dividends.....................       3,509         3,848         1,527
     accretion of redeemable common shares..................         449           756           746
     accretion of ESOP shares...............................       3,417         3,878         4,012
                                                              ----------    ----------    ----------
Income (loss) before extraordinary loss available to common
  shareholders..............................................      (5,205)       (2,838)        3,101
Extraordinary loss..........................................          --            --         1,529
                                                              ----------    ----------    ----------
Net income (loss) available to common shareholders..........  $   (5,205)   $   (2,838)   $    1,572
                                                              ==========    ==========    ==========
Weighted average shares outstanding:
  Basic:
    Basic weighted average shares outstanding...............   8,867,110     9,261,767     9,621,165
                                                              ==========    ==========    ==========
  Diluted:
    Basic weighted average shares outstanding...............   8,867,110     9,261,767     9,621,165
    Effect of dilutive options..............................          --            --       320,404
                                                              ----------    ----------    ----------
    Diluted weighted average shares outstanding.............   8,867,110     9,261,767     9,941,569
                                                              ==========    ==========    ==========
Earnings (loss) per common share:
  Basic:
    Earnings (loss) before extraordinary loss...............  $     (.59)   $     (.31)   $      .32
    Extraordinary loss......................................          --            --          (.16)
                                                              ----------    ----------    ----------
    Basic earnings (loss) per common share..................  $     (.59)   $     (.31)   $      .16
                                                              ==========    ==========    ==========
  Diluted:
    Earnings (loss) before extraordinary loss...............  $     (.59)   $     (.31)   $      .31
    Extraordinary loss......................................          --            --          (.15)
                                                              ----------    ----------    ----------
    Diluted earnings (loss) per common share................  $     (.59)   $     (.31)   $      .16
                                                              ==========    ==========    ==========

          The accompanying notes to consolidated financial statements are an integral part of this statement.

                             ARGO-TECH GROUP, INC.

          CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY/(DEFICIENCY)

                                 (IN THOUSANDS)

                                                                                                COMMON
                                          COMMON    PAID-IN    SUBSCRIPTIONS   ACCUMULATED    SHARES IN
                                          SHARES    CAPITAL     RECEIVABLE       DEFICIT     THE TREASURY    TOTAL
                                          -------   --------   -------------   -----------   ------------   --------
Balance, October 29, 1994...............  $   --    $     --       $(268)       $(19,918)       $(204)      $(20,390)
Net income..............................      --          --          --           2,170           --          2,170
Dividends accrued on preferred stock....      --          --          --          (3,509)          --         (3,509)
Accretion of redeemable common shares...      --          --          --            (449)          --           (449)
Accretion of ESOP shares................      --          --          --          (3,417)          --         (3,417)
Other, net..............................      --          --         (88)             93          (27)           (22)
                                          -------   --------       -----        --------        -----       --------
Balance, October 28, 1995...............  $   --    $     --       $(356)       $(25,030)       $(231)      $(25,617)
Net income..............................      --          --          --           5,644           --          5,644
Dividends accrued on preferred stock....      --          --          --          (3,848)          --         (3,848)
Accretion of redeemable common shares...      --          --          --            (756)          --           (756)
Accretion of ESOP shares................      --          --          --          (3,878)          --         (3,878)
Other, net..............................      --          --         (65)            275           26            236
                                          -------   --------       -----        --------        -----       --------
Balance, October 26, 1996...............  $   --    $     --       $(421)       $(27,593)       $(205)      $(28,219)
Net income..............................      --          --          --           7,857           --          7,857
Dividends accrued on preferred stock....      --          --          --          (1,527)          --         (1,527)
Accretion of redeemable common shares...      --          --          --            (746)          --           (746)
Accretion of ESOP shares................      --          --          --          (4,012)          --         (4,012)
Additional minimum pension liability....      --          --          --            (792)          --           (792)
Other, net..............................      --          --        (299)            145         (348)          (502)
                                          -------   --------       -----        --------        -----       --------
Balance, October 25, 1997...............  $   --    $     --       $(720)       $(26,668)       $(553)      $(27,941)
                                          =======   ========       =====        ========        =====       ========

          The accompanying notes to consolidated financial statements are an integral part of this statement.

                             ARGO-TECH GROUP, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                      FISCAL YEARS ENDED
                                                           -----------------------------------------
                                                           OCTOBER 28,    OCTOBER 26,    OCTOBER 25,
                                                              1995           1996           1997
                                                           -----------    -----------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income.............................................    $ 2,170        $ 5,644       $  7,857
  Adjustments to reconcile net income to net cash
     provided by operating activities:
     Depreciation........................................      4,838          4,620          4,665
     Amortization of goodwill and deferred financing
       costs.............................................      3,739          4,033          3,747
     Compensation expense recognized in connection with
       employee stock ownership plan.....................      1,670          2,329          2,920
     Deferred rental income..............................       (670)          (288)            --
     Deferred income taxes...............................        700            825           (413)
     Extraordinary loss on early extinguishment of
       debt..............................................         --             --          1,529
     Changes in operating assets and liabilities:
       Receivables.......................................        270            434         (4,001)
       Inventories.......................................      5,793           (168)         2,013
       Prepaid expenses..................................       (290)           958            115
       Accounts payable..................................      1,777            291         (1,073)
       Accrued and other liabilities.....................     (2,693)        (2,972)          (377)
     Other, net..........................................        659            277          1,262
                                                             -------        -------       --------
  Net cash provided by operating activities..............     17,963         15,983         18,244
                                                             -------        -------       --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Acquisition of J.C. Carter.............................         --             --       (107,562)
  Capital expenditures...................................     (2,918)        (3,355)        (2,690)
                                                             -------        -------       --------
  Net cash used in investing activities..................     (2,918)        (3,355)      (110,252)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Additional borrowing of long-term debt.................         --             --        156,100
  Repayment of long-term debt............................    (19,000)       (11,000)      (155,090)
  Redemption of redeemable preferred stock...............         --             --        (25,908)
  Payment of redeemable preferred dividends..............         --             --        (19,298)
  Sale of Senior Subordinated Notes......................         --             --        140,000
  Payment of financing related fees......................       (730)            --         (7,344)
  Purchase of treasury stock.............................       (117)           (41)          (647)
                                                             -------        -------       --------
  Net cash provided by (used in) financing activities....    (19,847)       (11,041)        87,813
                                                             -------        -------       --------
CASH AND CASH EQUIVALENTS:
Net increase (decrease) for the period...................     (4,802)         1,587         (4,195)
Balance, beginning of period.............................     16,771         11,969         13,556
                                                             -------        -------       --------
Balance, end of period...................................    $11,969        $13,556       $  9,361
                                                             =======        =======       ========

          The accompanying notes to consolidated financial statements are an integral part of this statement.

                             ARGO-TECH GROUP, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         FOR THE FISCAL YEARS ENDED OCTOBER 28, 1995, OCTOBER 26, 1996 AND
                               OCTOBER 25, 1997
1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

     The accompanying consolidated financial statements present the financial position, results of operations, cash flows and shareholders' equity/(deficiency) of Argo-Tech Group, Inc. (the "Company") (formerly AT Holdings Corporation), a parent holding company of Argo-Tech Corporation (ATC), which is comprised of 4 wholly-owned operating subsidiaries, Argo-Tech Corporation (HBP), Argo-Tech Corporation (OEM), Argo-Tech Corporation (Aftermarket) and J.C. Carter Company, Inc. ("Carter"). The Company's principal operations include the design, manufacture and distribution of aviation products, primarily aircraft fuel pumps, throughout the world. In addition, the Company leases a portion of its manufacturing facility to other parties. The Company's fiscal year ends on the last Saturday in October. All fiscal years presented consist of 52 week periods.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     PRINCIPLES OF CONSOLIDATION -- The consolidated financial statements include the accounts of the Company and its subsidiaries. All material intercompany accounts and transactions between these entities have been eliminated.

     CASH EQUIVALENTS -- Cash equivalents represent short-term investments with an original maturity of three months or less.

     RECEIVABLES -- The Company does not generally require collateral or other security to guarantee trade receivables.

     INVENTORIES -- Inventories are stated at standard cost which approximates the costs which would be determined using the first-in, first-out (FIFO) method. The recorded value of inventories is not in excess of market value.

     PROPERTY AND EQUIPMENT -- Property and equipment are stated at cost and are depreciated using the straight-line or an accelerated method over their estimated useful lives as follows:

Buildings and improvements...................             7 to 30 years
Equipment....................................             3 to 10 years

     GOODWILL -- Goodwill is amortized on a straight-line basis over forty years. Accumulated amortization at October 26, 1996 and October 25, 1997 was $14,947,000 and $17,450,000, respectively. The Company periodically evaluates the recoverability of goodwill by comparing the book value of such assets to expected future cash flows, on an undiscounted basis, over the remaining amortization period of the asset. At October 25, 1997 no such impairment has been recorded.

     DEFERRED FINANCING COSTS -- The costs of obtaining financing are amortized over the terms of the financing. The amortized cost is included in interest expense in the consolidated statements of net income. Accumulated amortization at October 26, 1996 and October 25, 1997 was $8,314,000 and $138,000,
respectively.

     REVENUE AND COST RECOGNITION -- The Company recognizes revenues and costs upon the shipment of goods or rendering of services to customers. The Company's product development activities are conducted principally under cost-sharing arrangements that are funded by the Company. The need for and timing of expenditures under these arrangements is generally determined by the Company. The estimated unreimbursable costs under the activities are expensed as incurred.

     Costs and estimated earnings in excess of billings on uncompleted contracts represent costs incurred plus estimated profit, less amounts billed to customers. Incurred costs include production costs and related overhead.

     General and administrative expenses and research and development expenses are considered period costs and, accordingly, are charged to operations on a current basis.

                             ARGO-TECH GROUP, INC.

     Certain customers have title to, or security interest in, certain inventories by reason of progress payments.

     EXTRAORDINARY LOSS -- In connection with the early extinguishment of debt under the Company's previous bank credit agreement, the Company recognized an extraordinary loss of $1.5 million, in fiscal 1997 net of income tax benefit of $1.0 million, resulting from the write-off of unamortized debt issuance costs.

     INCOME TAXES -- Income taxes are accounted for under the asset and liability approach, which can result in recording tax provisions or benefits in periods different than the periods in which such taxes are paid or benefits realized. Expected tax benefits from temporary differences that will result in deductible amounts in future years and from carryforwards, if it is more likely than not that such tax benefits will be realized, are recognized currently.

     EARNINGS PER SHARE ("EPS") -- The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share" in fiscal 1998. This statement established standards for computing and presenting earnings per share. Such adoption was not required for the fiscal year ended October 25, 1997, however, such information has been presented for comparison purposes. Basic earnings per share is computed using the weighted average number of common shares, less treasury shares, outstanding during the year; diluted earnings per share is computed after consideration of the dilutive effect of stock options.

     USE OF ESTIMATES -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. ACQUISITION OF J.C. CARTER, INC.

     On September 26, 1997 the Company acquired all of the outstanding shares of Carter, a manufacturer of aircraft fluid control component parts, industrial marine cryogenic pumps, and ground fueling components for $107.6 million, including acquisition costs. The acquisition was funded by the issuance of 8 5/8% Senior Subordinated Notes (Note 10). The results of Carter's operations have been combined with those of the Company since the date of acquisition. The purchase price of $107.6 million exceeded the fair value of the net tangible assets of Carter at the date of acquisition by $99.7 million. Of the excess, $60.6 million was assigned to identified intangible assets as follows (in thousands):

                                                                   FAIR      ESTIMATED
                                                                  MARKET     ECONOMIC
                                                                   VALUE       LIFE
                                                                  ------     ---------
Workforce...................................................      $ 4,900       8 Years
Contracts...................................................       17,100      10 Years
Spare parts annuity.........................................       38,200   10-28 Years
Patents.....................................................          380   14-17 Years
                                                                  -------
  Total.....................................................      $60,580
                                                                  =======

     The remaining excess of $39.1 million was considered goodwill that is being amortized on a straight-line basis over 40 years.

     The acquisition was accounted for using the purchase method of accounting, and accordingly, a preliminary allocation of the purchase price has been made using estimated fair market values of the assets acquired and liabilities assumed as of the acquisition date.

                             ARGO-TECH GROUP, INC.

     The following unaudited pro forma information presents a summary of consolidated results of operations of the Company and Carter as if the acquisition had occurred October 29, 1995 (in thousands):

                                                              1996(a)     1997(b)
                                                              -------     -------
Revenues....................................................  $138,003    $160,102
Net income..................................................       274       7,091

(a)-Twelve months ended September 30, 1996 for Carter.

(b)-Twelve months ended October 25, 1997 for Carter.

     These unaudited pro forma results have been prepared for comparative purposes only and include certain adjustments, such as additional depreciation expense as a result of a step-up in the basis of fixed assets, additional amortization expense as a result of goodwill and other intangible assets, an increase in the interest expense on the acquisition debt, and an adjustment on certain shareholder expenses which were terminated concurrent with the acquisition. In management's opinion, the unaudited pro forma combined results of operations are not necessarily indicative of the actual results that would have occurred had the acquisition been consummated at the beginning of fiscal 1996 or of future operations of the combined companies under the ownership and management of the Company.

4. SUPPLEMENTAL FINANCIAL STATEMENT INFORMATION

     The major components of the following balance sheet captions were (in thousands):

                                                              OCTOBER 26,   OCTOBER 25,
                                                                 1996          1997
                                                              -----------   -----------
Accrued liabilities:
  Salaries and accrued compensation.........................    $ 4,867       $ 8,609
  Accrued interest..........................................      2,070           979
  Accrued warranty..........................................      1,725         2,778
  Other.....................................................      4,870         5,448
                                                                -------       -------
     Total..................................................    $13,532       $17,814
                                                                =======       =======
Other noncurrent liabilities:
  Accumulated dividends on redeemable preferred stock.......    $17,770       $    --
  Deferred income taxes.....................................         --        23,300
  Other.....................................................      9,911         8,837
                                                                -------       -------
     Total..................................................    $27,681       $32,137
                                                                =======       =======

5. RECEIVABLES

     Accounts receivable consist of the following (in thousands):

                                                              OCTOBER 26,   OCTOBER 25,
                                                                 1996          1997
                                                              -----------   -----------
Amounts billed -- net of allowance for uncollectible amounts
  of $164 and $142..........................................   $ 13,002      $ 23,047
                                                               --------      --------
Amounts unbilled (principally commercial customers):
  Net reimbursable costs incurred on uncompleted
     contracts..............................................     16,785        13,775
  Billings to date..........................................    (14,682)      (12,439)
                                                               --------      --------
     Total unbilled -- net..................................      2,103         1,336
                                                               --------      --------
Receivables -- net..........................................   $ 15,105      $ 24,383
                                                               ========      ========

                             ARGO-TECH GROUP, INC.

6. INVENTORIES

     Inventories consist of the following (in thousands):

                                                              OCTOBER 26,   OCTOBER 25,
                                                                 1996          1997
                                                              -----------   -----------
Finished goods..............................................    $ 1,658       $ 1,874
Work-in-process and purchased parts.........................     15,658        19,918
Raw materials and supplies..................................        499        20,160
                                                                -------       -------
  Total.....................................................     17,815        41,952
Reserve for excess and obsolete inventory...................     (2,178)       (3,598)
                                                                -------       -------
Inventories -- net..........................................    $15,637       $38,354
                                                                =======       =======

     Inventory is recorded net of progress payments received of approximately $2,655,000 at October 25, 1997.

     The Carter inventory amounts at September 26, 1997 were increased by $12.2 million to record inventories at their fair value as of the date of acquisition in accordance with Accounting Principles Board Opinion No. 16 -- "Business Combinations." Based on Carter's inventory turnover rate, $1.5 million of this amount is included in cost of revenues in fiscal 1997.

7. PROPERTY AND EQUIPMENT

     OWNED PROPERTY -- Property and equipment owned by the Company consists of the following (in thousands):

                                                              OCTOBER 26,   OCTOBER 25,
                                                                 1996          1997
                                                              -----------   -----------
Land and land improvements..................................   $  4,488      $  7,628
Buildings and building equipment............................     29,042        31,941
Machinery and equipment.....................................     26,442        31,927
Office and automotive equipment.............................      4,748         5,714
Construction-in-progress....................................      2,043         1,094
                                                               --------      --------
  Total.....................................................     66,763        78,304
Accumulated depreciation....................................    (38,844)      (41,123)
                                                               --------      --------
Total -- net................................................   $ 27,919      $ 37,181
                                                               ========      ========

     PROPERTY LEASED TO OTHERS -- The Company leases certain portions of its facility in Euclid, Ohio. The leases have been accounted for as operating leases whereby revenue is recognized as earned over the lease terms. The cost of property leased to others is included in property and equipment and is being depreciated over its estimated useful life. It is not practical to determine the cost of the property that is being leased to others or the related amount of accumulated depreciation. In addition, the Company has separate service contracts with its tenants under which the Company provides maintenance, telecommunications and various other services. A large portion of the Company's cost related to the receipts based on usage is variable in nature.

                             ARGO-TECH GROUP, INC.

     Total rental revenue under the property leases and service contracts was as follows for fiscal 1995, 1996 and 1997 (in thousands):

                                                               1995      1996      1997
                                                              -------   -------   -------
Minimum contractual amounts under property leases...........  $ 6,675   $ 6,056   $ 3,960
Service contracts revenue based on usage....................    2,055     1,484       949
                                                              -------   -------   -------
  Total.....................................................  $ 8,730   $ 7,540   $ 4,909
                                                              =======   =======   =======

     Future minimum rentals under the noncancelable property leases and service contracts at October 25, 1997 are (in thousands): $2,915 in 1998, $1,680 in 1999, $1,675 in 2000, $1,675 in 2001 and $1,675 in 2002.

8. EMPLOYEE BENEFIT PLANS

     EMPLOYEE STOCK OWNERSHIP PLAN -- The Company has an Employee Stock Ownership Plan (ESOP) to provide retirement benefits to qualifying, salaried employees. The ESOP grants to participants in the plan certain ownership rights in, but not possession of, the common stock of the Company held by the Trustee of the Plan. Shares of common stock are allocated annually to participants in the ESOP pursuant to a prescribed formula. The value of the shares committed to be released by the Trustee under the Plan's provisions for allocation to participants was recognized as an expense of $1,670,000, $2,329,000 and $2,920,000 for fiscal 1995, 1996 and 1997, respectively. The cost of the shares acquired for the ESOP that are not committed to be released to participants is shown as "Unearned ESOP shares".

     Summary information regarding ESOP activity consists of the following:

                                                              OCTOBER 26,   OCTOBER 25,
                                                                 1996          1997
                                                              -----------   -----------
Allocated shares............................................      580,589       967,649
Shares released for allocation..............................      387,059       387,059
Unearned ESOP shares........................................    2,902,946     2,515,886
                                                              -----------   -----------
Total ESOP shares...........................................    3,870,594     3,870,594
Repurchased shares received as distributions................       (7,944)      (41,286)
                                                              -----------   -----------
Total available ESOP shares.................................    3,862,650     3,829,308
                                                              ===========   ===========
Fair market value of unearned ESOP shares...................  $18,468,450   $19,595,940
                                                              ===========   ===========

     All of the shares acquired for the ESOP (both allocated and unearned shares) are owned and held in trust by the ESOP.

     The Company's stock is not listed or traded on an active stock market and market prices are, therefore, not available. Annually, an independent financial consulting firm determines the fair market value based upon the Company's performance and financial condition.

     The Company provides an "internal market" for shareholders through its purchase of their common shares. Participants in the Company's ESOP have the right to require the Company, within a specified period, to repurchase shares received as distributions under the ESOP at their fair market value.

     PENSION AND SAVINGS PLANS -- The Company has two noncontributory defined benefit pension plans for qualifying hourly and salary employees. The plan covering salaried employees provides pension benefits that are based on the employees' compensation and years of service. The future accrual of benefits was terminated in connection with the formation of the ESOP. The plan covering hourly employees provides benefits of stated amounts for each year of service. The Company's funding policy is to contribute actuarially determined amounts allowable under Internal Revenue Service regulations. The Company also sponsors three employee savings plans

                             ARGO-TECH GROUP, INC.

which cover substantially all of the Company's employees. The plan covering Carter employees provides for a match of participating employees contributions. The Company's contribution, recognized as expense was approximately $50,000 in fiscal 1997.

     A summary of the components of net periodic pension cost for the pension plans for fiscal 1995, 1996 and 1997 is as follows (in thousands):

                                                               1995      1996      1997
                                                              -------   -------   -------
Service cost -- benefits earned during the period...........  $   167   $   218   $   201
Interest cost on projected benefit obligation...............      701       805       971
Actual return on plan assets................................   (1,520)   (1,488)   (2,524)
Net amortization and deferral...............................      576       483     1,429
                                                              -------   -------   -------
Net periodic pension cost (benefit).........................  $   (76)  $    18   $    77
                                                              =======   =======   =======

     The following table sets forth the funded status of the plans and amounts recognized in the Company's balance sheets for its pension plan (in thousands):

                                                  OCTOBER 26, 1996             OCTOBER 25, 1997
                                             --------------------------   --------------------------
                                             (ACCUMULATED     (ASSETS     (ACCUMULATED     (ASSETS
                                               BENEFITS       EXCEED        BENEFITS       EXCEED
                                                EXCEED      ACCUMULATED      EXCEED      ACCUMULATED
                                               ASSETS)       BENEFITS)      ASSETS)       BENEFITS)
                                             ------------   -----------   ------------   -----------
Actuarial present value of benefit
  obligations:
  Vested benefit obligation................    $ (3,450)     $ (7,328)      $ (5,585)     $ (8,295)
                                               ========      ========       ========      ========
  Accumulated benefit obligation...........    $ (3,526)     $ (7,328)      $ (5,596)     $ (8,295)
                                               ========      ========       ========      ========
  Projected benefit obligation.............    $ (3,526)     $ (7,328)      $ (5,596)     $ (8,295)
Plan assets at fair value..................       2,923         8,535          3,429        10,177
                                               --------      --------       --------      --------
Projected benefit obligation (in excess of)
  or less than plan assets.................        (603)        1,207         (2,167)        1,882
Unrecognized prior service cost............         451            --            405            --
Unrecognized net (gain) loss from past
  experience different from that assumed...        (874)       (2,661)           614        (3,023)
Adjustment required to recognize minimum
  liability................................          --            --         (1,019)           --
                                               --------      --------       --------      --------
Accrued pension cost recognized in the
  consolidated balance sheets..............    $ (1,026)     $ (1,454)      $ (2,167)     $ (1,141)
                                               ========      ========       ========      ========

     The assumptions used to determine net periodic pension cost as well as the funded status are:

                                                        1996     1997
                                                       -------  -------
Discount rate........................................   8.0%     7.5%
Long-term rate of return on plan assets..............   9.0%     9.0%

     The plans' assets consist primarily of insurance company pooled separate accounts.

     OTHER POSTRETIREMENT BENEFITS -- The Company provides certain postretirement health care benefits to hourly retirees and their dependents. Effective November 1, 1995, the Company adopted the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." This statement requires that costs of these postretirement benefits be accrued during an employee's active working career. Prior to adoption of this statement, the cost of providing these benefits was previously recognized on a pay-as-you-go basis and amounted to $83,000 for fiscal 1995.

                             ARGO-TECH GROUP, INC.

     The Company implemented SFAS No. 106 on the immediate recognition basis by recording a postretirement benefit obligation of $5,809,000, and, according to Statement provisions related to business combinations occurring after December 21, 1990, a resulting increase in Goodwill and Deferred Income Taxes of $3,485,000 and $2,324,000, respectively.

     The net postretirement benefit cost for fiscal 1996 and 1997 includes the following components (in thousands):

                                                              1996   1997
                                                              ----   ----
Service cost................................................  $158   $149
Interest cost on accumulated postretirement benefit
  obligation................................................   460    592
Net amortization and deferral...............................    --     33
                                                              ----   ----
Net postretirement benefit cost.............................  $618   $774
                                                              ====   ====

     Benefit costs were generally estimated assuming retiree health care costs would initially increase at an 11% annual rate, decreasing gradually to a 5% annual growth rate after 12 years and remain at a 5% annual growth rate thereafter. A 1% increase in this annual trend rate would have increased the accumulated postretirement benefit obligation at October 25, 1997 by $1,379,000 with a corresponding effect on the fiscal 1997 postretirement benefit expense of $135,000. The discount rate used to estimate the accumulated postretirement benefit obligation was 8.0% and 7.5% for fiscal 1996 and 1997, respectively.

                                                              OCTOBER 26,   OCTOBER 25,
                                                                 1996          1997
                                                              -----------   -----------
Accumulated postretirement benefit obligation:
  Retirees and dependents...................................    $(1,464)      $(3,843)
  Fully eligible active plan participants...................     (1,629)       (1,756)
  Other active participants.................................     (3,224)       (3,135)
                                                                -------       -------
                                                                 (6,317)       (8,734)
  Unrecognized net loss from past experience different from
     that assumed...........................................         28         1,823
                                                                -------       -------
  Postretirement benefit liability recognized on the balance
     sheet..................................................    $(6,289)      $(6,911)
                                                                =======       =======

9. INCOME TAXES

     The income tax provision consists of the following for fiscal 1995, 1996 and 1997 (in thousands):

                                                               1995      1996      1997
                                                              -------   -------   -------
Current tax provision:
  Federal...................................................  $   764   $ 2,153   $ 4,118
  State and local...........................................       89       630       117
                                                              -------   -------   -------
     Total..................................................      853     2,783     4,235
Deferred tax provision(benefit).............................      700       825      (413)
                                                              -------   -------   -------
Income tax provision........................................  $ 1,553   $ 3,608   $ 3,822
                                                              =======   =======   =======

                             ARGO-TECH GROUP, INC.

     The difference between the recorded income tax provision and the amounts computed using the statutory U.S. Federal income tax rate are as follows (in thousands):

                                                               1995      1996      1997
                                                              -------   -------   -------
Income tax provision at statutory rate......................  $ 1,266   $ 3,146   $ 3,988
State tax provision -- net of federal benefits..............       78       416       100
Other -- net................................................      209        46      (266)
                                                              -------   -------   -------
Income tax provision........................................  $ 1,553   $ 3,608   $ 3,822
                                                              =======   =======   =======

     During fiscal 1995, 1996 and 1997 the Company paid (net of refunds received) approximately $1.2, $2.6 and $4.6 million in income taxes, respectively.

     The components of the Company's net deferred tax asset (liability) are as follows (in thousands):

                                                              OCTOBER 26,   OCTOBER 25,
                                                                 1996          1997
                                                              -----------   -----------
Current:
  Deductible temporary differences..........................    $ 3,493      $  5,368
  Inventories...............................................         --        (4,329)
                                                                -------      --------
Total.......................................................    $ 3,493      $  1,039
                                                                =======      ========
Long-term:
  Hourly retiree medical....................................    $ 2,453      $  2,677
  Deductible temporary differences..........................      1,627           714
  Property and equipment....................................       (347)       (2,593)
  Intangible assets.........................................         --       (24,098)
                                                                -------      --------
Total.......................................................    $ 3,733      $(23,300)
                                                                =======      ========

     The temporary differences described above principally represent differences between the tax bases of assets (principally inventory, property and equipment) or liabilities (principally related to employee benefits, loss reserves and rental credits) and their reported amounts in the consolidated financial statements that will result in taxable or deductible amounts in future years when the reported amounts of the assets or liabilities are recovered or settled, respectively.

10. DEBT

     SUMMARY -- The Company's long-term debt consists of the following (in thousands):

                                       OCTOBER 26,   OCTOBER 25,
                                          1996          1997
                                       -----------   -----------
Term loans...........................   $ 52,600      $108,625
Senior Subordinated Notes............         --       140,000
Subordinated loan....................     50,000            --
Notes payable........................      5,007            --
Other................................         --           237
                                        --------      --------
  Total borrowings...................    107,607       248,862
Current maturities...................     (4,500)       (6,904)
                                        --------      --------
Long-term portion....................   $103,107      $241,958
                                        ========      ========

     CREDIT FACILITY AND TERM LOANS -- On September 26, 1997, the Company amended its then existing credit facility consisting of a seven-year $100.0 million term loan, a seven-year $20.0 million revolving credit facility

                             ARGO-TECH GROUP, INC.

and a seven-year $15.0 million delayed draw acquisition loan (the "Credit Facility") to allow for, among other things, the acquisition of Carter and the issuance of the Senior Subordinated Notes. The Company has guaranteed ATC's obligations under the Credit Facility. This credit facility was originally put in place in July 1997. Under the Credit Facility, the Company has $110.0 million principal amount of term loans, of which $108.6 million is outstanding at October 25, 1997, and also has available a seven-year $20.0 million revolving credit facility. The unused balance of the revolving credit facility ($19.7 million at October 25, 1997) is subject to a .50% commitment fee. In connection with the credit facility put in place in July 1997, the Company recorded an extraordinary charge of $2.5 million, consisting primarily of the write-off of unamortized financing costs related to a prior credit facility. The Credit Facility is collateralized by substantially all of the tangible assets of the Company (including the capital stock of ATC) as well as the unearned shares of the Company's common stock held by the ESOP. The Credit Facility contains a number of covenants that, among other things, limit the Company's ability to incur additional indebtedness, pay dividends, prepay subordinated indebtedness, dispose of certain assets, create liens, make capital expenditures, make certain investments or acquisitions and otherwise restrict corporate activities. The Credit Facility also requires the Company to comply with certain financial ratios and tests, under which the Company will be required to achieve certain financial and operating results. The Company was in compliance with the covenants at October 25, 1997. Interest will be calculated, at the Company's choice, using an alternate base rate (ABR) or LIBOR, plus a supplemental percentage determined by the ratio of debt to EBITDA. The interest rate is not to exceed ABR plus 1.00% or LIBOR plus 2.00%.

     The Company had entered into three interest rate swap agreements with a financial institution which fixed the interest rate on the notional amounts of $20.0 million at 5.80% and $20.0 million at 5.715% through October 1997, and $30.0 million at 6.66% through October 2000. In July 1997 the Company unwound $40.0 million of the swap agreements which were to terminate in October 1997. The remaining $30.0 million swap was transferred to another financial institution which fixed the rate at 6.785% through October 2000. The gains/losses on the swap agreements were recognized as interest expense and amounted to a $0.1 million gain in fiscal 1995, a $0.4 million loss in fiscal 1996 and a $0.3 million loss in fiscal 1997. The Company has no other derivative financial instruments.

     SENIOR SUBORDINATED NOTES -- The 8 5/8% Senior Subordinated Notes due 2007 (the "Notes") were issued by the Company on September 26, 1997. Proceeds from the offering, together with a portion of the borrowings under the Credit Facility, were used (i) to finance the acquisition of Carter, (ii) to repay in full $46.1 million in existing notes and, (iii) to pay fees and expenses incurred in connection with the acquisition.

     Interest on the Notes will be payable semiannually on April 1 and October 1 of each year, commencing on April 1, 1998. The Notes will mature on October 1, 2007. Except as described below, the Company may not redeem the Notes prior to October 1, 2002. On or after such date, the Company may redeem the Notes, in whole or in part, at the redemption prices at the time, together with accrued and unpaid interest, if any, to the date of redemption. In addition, at any time on or prior to October 1, 2000, the Company may, subject to certain requirements, redeem up to 33 1/3% of the original aggregate principal amount of the Notes with net cash proceeds of one or more public equity offerings by the Company, at a redemption price equal to 108.625% of the principal amount to be redeemed, together with accrued and unpaid interest, if any, to the date of redemption, provided that at least 66 2/3% of the original aggregate principal amount of the Notes remains outstanding immediately after each such redemption.

     The Notes are unsecured and are subordinated in right of payment to all existing and future Senior Indebtedness of the Company.

     SUBORDINATED LOAN -- The Subordinated loan, which was due October 28, 2000, and was guaranteed by the parent company of the majority shareholder of the Company and was subordinate to the amounts payable under the prior credit facility, was refinanced with proceeds from the credit facility put in place in July 1997. The Subordinated loan was payable to the financial institution which provided the Company's credit facility and bore

                             ARGO-TECH GROUP, INC.

interest at the Company's option equal to (1) the LIBOR Rate for Eurodollar Loans plus 1% or (2) the higher of the overnight federal funds rate or the prime rate.

     NOTES PAYABLE -- The repayment of the notes payable, which were due on October 28, 2000, was subordinate to the Company's other long-term debt. Interest on the notes was payable at the prime rate. The notes payable were repaid in September 1997 with proceeds from the Senior Subordinated Notes.

     ANNUAL MATURITIES AND INTEREST PAYMENTS -- The maturities of the Company's long-term debt during each of the next five fiscal years are as follows (in thousands):

 FISCAL YEAR     AMOUNT
--------------  --------
1998..........  $  6,904
1999..........     6,899
2000..........    10,885
2001..........    13,576
2002..........    21,722
Thereafter....   188,876
                --------
Total.........  $248,862
                ========

     The total interest paid during fiscal 1995, 1996 and 1997 was $9.8 million, $9.2 million and $12.5 million, respectively.

     The covenants in certain of ATC's debt instruments restrict the ability of ATC to make distributions to the Company, which materially restricts ATC's ability to pay dividends while such obligations are outstanding.

11. REDEEMABLE STOCK

     Redeemable preferred stock of the Company consisted of $1 par value Series A Cumulative Redeemable Preferred Stock. The preferred stock was to be redeemed by December 24, 2000 at a liquidation preference of $25.9 million ($100 per share) plus accrued dividends. All of the preferred stock was redeemable prior to December 24, 2000 upon a change in the control of the Company (as defined) and up to $10.0 million was redeemable from the proceeds from certain sales of the Company's real estate, including the Euclid, Ohio facility. Under the terms of the Company's articles of incorporation and by-laws, no additional shares of preferred stock were available for issuance.

     Dividends were accrued at an annual rate of 9.33% (based on a $100 per share value), compounded quarterly. Dividends accrued during the period December 24, 1990 through December 24, 1997 could be paid at any time prior to December 24, 2000. At October 26, 1996 dividends of $17.8 million were accrued on the preferred stock and included in other long-term liabilities on the accompanying consolidated balance sheets.

     In March 1997, the Company redeemed all of its preferred stock and paid the accrued dividends in exchange for $41.1 million of subordinated notes and cash of $4.1 million. The $41.1 million in subordinated notes was repaid in full in September 1997 with proceeds from the issuance of $140.0 million in Senior Subordinated Notes (Note 10).

     Redeemable common shares represent a right (a "put") that management shareholders have to require the Company to repurchase shares of common stock at the greater of their fair market value or $4.34 (as adjusted for split) per share, subject to certain limitations through April 30, 2004. There were 639,229 and 617,996 of these shares outstanding at October 26, 1996 and October 25, 1997, respectively.

                             ARGO-TECH GROUP, INC.

12. STOCK OPTIONS

     The Company's Board of Directors has authorized the issuance of Company Common Shares under two qualified stock option plans at an exercise price of $1.09 (as adjusted for split) per share. All stock options expire in the year 2001. All of the options granted vest proratably over a period of four years.

     A summary of changes in the stock options granted is as follows:

                                                              OPTIONS
                                                              -------
Outstanding, October 29, 1994...............................  215,970
  Granted...................................................   71,790
  Exercised.................................................     (461)
  Cancelled.................................................   (4,147)
                                                              -------
Outstanding, October 28, 1995...............................  283,152
  Granted...................................................   95,290
                                                              -------
Outstanding, October 26, 1996...............................  378,442
  No Activity...............................................       --
                                                              -------
Outstanding, October 25, 1997...............................  378,442
Options exercisable at October,
1995........................................................  227,232
1996........................................................  268,997
1997........................................................  310,772

     The Company accounts for stock options under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," under which compensation cost has been recognized for all common stock options that were issued with a price below fair market value. Such expense is recognized over the vesting period of the options. The Company recognized compensation expense of $94,000, $277,000 and $145,000 during fiscal 1995, 1996 and 1997, respectively.
At October 25, 1997, unrecognized deferred compensation was approximately $101,000. As all options outstanding at October 25, 1997 had been issued in years prior to the effective date of SFAS No. 123, "Accounting for Stock-Based Compensation," such standard had no effect on the Company's net income.

13. RELATED PARTY TRANSACTIONS

     Management fees and out-of-pocket expenses were charged to operations in accordance with the provisions of a management agreement between the Company and a related party. Fees payable to the parent company of the majority shareholder for the guarantee of the Company's subordinated loan were charged to operations. The total related party fees charged to operations during fiscal 1995, 1996 and 1997 approximated 1.0%, 0.8% and 0.6% of net revenues, respectively. In addition, during fiscal 1995, 1996 and 1997 sales of $17.4 million, $21.1 million and $25.9 million, respectively, were made to a related party.

14. MAJOR CUSTOMERS AND EXPORT SALES

     During fiscal 1995, 1996 and 1997, the Company had revenues in excess of 10% from the following customers (in thousands):

                           1995      1996      1997
                          -------   -------   -------
Customer A..............  $17,444   $21,167   $25,896
Customer B..............   12,172    16,177    14,562
Customer C..............       --        --    12,740

                             ARGO-TECH GROUP, INC.

     During fiscal 1995, 1996 and 1997, export sales to foreign customers were comprised of the following (in thousands):

                                    1995       1996       1997
                                   -------    -------    -------
Europe...........................  $10,096    $13,158    $18,786
All others (individually
  less than 10%).................   27,437     30,911     40,707
                                   -------    -------    -------
                                   $37,533    $44,069    $59,493
                                   =======    =======    =======

15. FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company has various financial instruments, including cash and short-term investments, interest rate swaps and long-term debt. The Company has determined the estimated fair value of these financial instruments by soliciting available market information and utilizing appropriate valuation methodologies which require judgment. The Company believes that the carrying values of these financial instruments approximate their fair value.

16. CONTINGENCIES

     ENVIRONMENTAL MATTERS -- The soil and groundwater at the Company's Euclid, Ohio facility and the Costa Mesa, California facility contain elevated levels of certain contaminants which are currently in the process of being removed and/or remediated. Because the Company has certain indemnification rights from former owners of the facilities for liabilities arising from these or other environmental matters, in the opinion of the Company's management, the ultimate outcome is not expected to materially affect the Company's financial condition, results of operations or liquidity.

     OTHER MATTERS -- The Company is subject to various legal actions and other contingencies. In the opinion of the Company's management, after reviewing the information which is currently available with respect to such matters and consulting with the Company's legal counsel, any liability which may ultimately be incurred with respect to these additional matters is not expected to materially affect the Company's financial condition, results of operations or liquidity.

17. NEW ACCOUNTING PRONOUNCEMENTS

     In June 1997, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 130, "Reporting Comprehensive Income." This statement requires that an enterprise classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. Also, in June 1997, the FASB issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." The statement requires that a public business enterprise report financial and descriptive information about its reportable operating segments such as a measure of segment profit or loss, certain specific revenue and expense items, and segment assets. SFAS 130 and SFAS 131 must be implemented by the Company in fiscal 1999. The Company has not completed its evaluation of these statements, but does not anticipate a material impact on the consolidated financial statements from the adoption of the additional disclosure requirements of these accounting standards.

     In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." This statement does not change the recognition or measurement of pension or postretirement benefit plans, but standardizes disclosure requirements for pensions and other postretirement benefits, eliminates certain disclosures and requires certain additional information. SFAS No. 132 is effective for fiscal years beginning after December 15, 1997.

                             ARGO-TECH GROUP, INC.

18. SUBSEQUENT EVENTS

     SAR PLAN -- Effective November 1, 1996 and November 1, 1997, a stock appreciation rights plan ("SAR Plan") was created for the benefit of various members of the Company's management. The SAR Plan provides for the right to receive, pursuant to certain provisions of the SAR Plan, an amount, in cash (less appropriate withholdings), equal to the increase, if any, in the value, determined in accordance with the SAR Plan, of one share of the Company's Common Shares from a date specified by the Compensation and Benefits Committee of the Company's Board of Directors to the date of exercise of the stock appreciation right in accordance with the SAR Plan. All of the rights granted under the SAR Plan vest prorata from the effective date, over a period of four years. However, the stock appreciation rights granted under the SAR plan would become immediately exercisable in full should the Company complete an initial public offering or has a change in control.

     INITIAL PUBLIC OFFERING -- The Company is currently in the process of issuing and selling 3.6 million common shares through an initial public offering (the "Offering") at a price range of $13.00 to $15.00 per share. The Company intends to use the net proceeds of the Offering to repay existing bank debt outstanding under the Company's $135.0 million Credit Facility.

     PREFERRED AND COMMON STOCK CHANGES -- All preferred and common stock, shares and per share data have been adjusted to reflect: (i) reclassification of all classes of common stock into one, (ii) the increase in the number of authorized common shares to 50,000,000 shares, (iii) the 9.2157 for 1 split of common stock, and (iv) the authorization of 5,000,000 non-voting preferred shares.

     REDEEMABLE COMMON AND ESOP STOCK -- In connection with the Offering, the provision allowing management and ESOP shareholders to put shares held by them back to the Company will be eliminated.

     PROPOSED EMPLOYEE BENEFIT PLAN RESTRUCTURING -- Concurrent with the proposed Offering, the Company has elected to terminate the ESOP, make additional cash contributions to a defined contribution plan, grant all remaining SARs, increase the number of options available for grant and grant new options.

19. PARENT COMPANY FINANCIAL STATEMENTS

     As discussed in Note 10, the covenants in certain of ATC's debt instruments restrict the ability of ATC to make distributions to the Company, which materially restricts ATC's ability to pay dividends while such obligations are outstanding. Accordingly, the following parent company only financial statements are presented since the distribution of net assets at ATC is restricted.

                             ARGO-TECH GROUP, INC.

                            CONDENSED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                OCTOBER 26,        OCTOBER 25,
                                                                    1996               1997
                                                              ----------------   ----------------
Assets:
  Equity investment in subsidiaries.........................      $ 31,500           $     --
                                                                  --------           --------
     Total assets...........................................      $ 31,500           $     --
                                                                  ========           ========
Liabilities:
  Deficit in subsidiaries...................................      $     --           $  4,222
  Dividends payable.........................................        17,770                 --
                                                                  --------           --------
     Total liabilities......................................        17,770              4,222
                                                                  --------           --------
  Redeemable Preferred Stock................................        25,908                 --
  Redeemable Common Shares..................................         4,067              4,813
  Redeemable ESOP Shares, net...............................        11,974             18,906
Shareholders' Equity/(Deficiency):
  Subscriptions receivable..................................          (421)              (720)
  Shareholders' equity/(deficiency).........................       (27,798)           (27,221)
                                                                  --------           --------
     Total shareholders' equity/(deficiency)................       (28,219)           (27,941)
                                                                  --------           --------
     Total liabilities and shareholders'
       equity/deficiency....................................      $ 31,500           $     --
                                                                  ========           ========

                       CONDENSED STATEMENTS OF NET INCOME
                                 (IN THOUSANDS)

                                                                        FISCAL YEARS ENDED
                                                              ---------------------------------------
                                                              OCTOBER 28,   OCTOBER 26,   OCTOBER 25,
                                                                 1995          1996          1997
                                                              -----------   -----------   -----------
Equity in undistributed net income (loss) of subsidiaries...    $(5,205)      $(2,838)      $ 1,572
                                                                -------       -------       -------
     Net income (loss) available to common shareholders.....    $(5,205)      $(2,838)      $ 1,572
                                                                =======       =======       =======

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                        FISCAL YEARS ENDED
                                                              ---------------------------------------
                                                              OCTOBER 28,   OCTOBER 26,   OCTOBER 25,
                                                                 1995          1996          1997
                                                              -----------   -----------   -----------
Cash flows from operating activities:
  Net income (loss) available to common shareholders........    $(5,205)      $(2,838)      $ 1,572
  Adjustments to reconcile net income (loss) available to
     common shareholders to net cash provided by operating
     activities.............................................      5,205         2,838        (1,572)
                                                                -------       -------       -------
  Net cash provided by operating activities.................         --            --            --
                                                                -------       -------       -------
Net increase in cash........................................         --            --            --
Cash at beginning of the period.............................         --            --            --
                                                                -------       -------       -------
Cash at end of the period...................................    $    --       $    --       $    --
                                                                =======       =======       =======
Non-cash redemption of Preferred Stock and dividends
  payable...................................................    $    --       $    --       $45,205
                                                                =======       =======       =======

                                *  *  *  *  *  *

                           J.C. CARTER COMPANY, INC.

                       CONDENSED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                                                  SIX MONTHS ENDED
                                                                      JUNE 30,
                                                              -------------------------
                                                                 1997          1996
                                                              -----------   -----------
Net revenues................................................    $24,008       $22,131
Cost of revenues............................................     12,144        12,052
                                                                -------       -------
          Gross profit......................................     11,864        10,079
                                                                -------       -------
Selling, general and administrative.........................      4,395         3,564
Engineering and development.................................      1,309           790
Office of the President.....................................      6,088         4,840
                                                                -------       -------
          Operating expenses................................     11,792         9,194
                                                                -------       -------
Income from operations......................................         72           885
Interest expense............................................        537           489
Other expense, net..........................................        214            54
                                                                -------       -------
Income (loss) before income taxes...........................       (679)          342
Income tax provision (benefit)..............................     (2,271)           43
                                                                -------       -------
Net income..................................................    $ 1,592       $   299
                                                                =======       =======

                 The accompanying notes to financial statements
                    are an integral part of this statement.

                           J.C. CARTER COMPANY, INC.

                       CONDENSED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)
                                 (IN THOUSANDS)

                                                                  JUNE 30,
                                                              -----------------
                                                               1997      1996
                                                              -------   -------
OPERATING ACTIVITIES:
  Net income................................................  $ 1,592   $   299
  Adjustments to reconcile net income to net cash provided
     by (used in) operating activities:
     Depreciation and amortization..........................      359       301
     Provision for deferred income taxes....................   (2,207)       --
     Loss on sale of property, plant and equipment..........      150       123
     Changes in operating assets and liabilities:
       Accounts receivable..................................      360      (215)
       Cost and estimated earnings in excess of billings on
        uncompleted contracts...............................      133      (146)
       Inventory............................................   (1,124)      205
       Prepaid expenses, other and refundable income
        taxes...............................................      (13)       86
       Note and accrued interest receivable from an
          officer/shareholder...............................      (14)      245
       Accounts payable and accrued liabilities.............     (188)     (234)
       Accrued bonuses......................................     (520)     (139)
                                                              -------   -------
  Net cash provided by (used in) operating activities.......   (1,472)      525
INVESTING ACTIVITIES:
  Capital expenditures......................................      (69)   (4,170)
  Proceeds from sale of property, plant and equipment.......       --     3,855
  Acquisition of IMS........................................     (407)       --
                                                              -------   -------
  Net cash used in investing activities.....................     (476)     (315)
FINANCING ACTIVITIES:
  Proceeds from bank borrowings.............................       --        42
  Principal payments on debt................................     (650)     (650)
  Net borrowings on credit line.............................    2,847        55
  Payments on capital lease obligations.....................      (46)       (8)
                                                              -------   -------
  Net cash provided by (used in) financing activities.......    2,151      (561)
                                                              -------   -------
NET INCREASE (DECREASE) IN CASH.............................      203      (351)
CASH AT BEGINNING OF YEAR...................................       --       420
                                                              -------   -------
CASH AT END OF YEAR.........................................  $   203   $    69
                                                              =======   =======

                 The accompanying notes to financial statements
                    are an integral part of this statement.

                           J. C. CARTER COMPANY, INC.

                    NOTES TO CONDENSED FINANCIAL STATEMENTS
                                  (UNAUDITED)

BASIS OF PRESENTATION

     The accompanying unaudited financial statements have been prepared by J.C. Carter Company, Inc. (the "Company") pursuant to the rules of the Securities and Exchange Commission ("SEC") and, in the opinion of the Company, include all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of financial position, results of operations and cash flows. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such SEC rules. The Company believes that the disclosures made are adequate to make the information presented not misleading. The statement of operations for the six months ended June 30, 1997 is not necessarily indicative of the results to be expected for the full year.

INVENTORY

     Inventory is stated at the lower of cost or market. Cost has been determined under the first-in, first-out method. Inventory at June 30, 1997 consists of the following (in thousands):

Finished goods awaiting shipment............................    $   496
Work in process.............................................      1,756
Material and spare parts....................................      9,156
                                                                -------
                                                                $11,408
                                                                =======

CASH FLOWS

     Net cash flows from operating activities reflect cash payments for income taxes and interest of $187,000 and $488,000, respectively for six months ended June 30, 1997.

INCOME TAXES

     Effective January 1, 1997, the Company voluntarily terminated the Subchapter S tax status and will be taxed at the applicable state and federal statutory rates. The Company will record a tax benefit of approximately $2,207,000, in the six months ended June 30, 1997, for the impact on the deferred assets for the change in tax status.

REVENUE RECOGNITION

     The Company uses the unit-of-delivery or percentage-of-completion methods for recognizing sales and cost of sales under long-term contracts. A majority of revenues from product sales and long-term contracts are recorded as units are shipped. Revenues, which includes costs incurred plus a portion of estimated profit, applicable to certain fixed-price long-term contracts (principally design and development contracts), are recognized on the percentage-of-completion (cost-to-cost) method, whereby revenue is measured by relating costs incurred to total estimated costs. Any anticipated losses on contracts are charged to earnings when identified. Revenues related to claims or contract changes that have not been completely priced, negotiated, documented or funded are not recognized unless realization is considered probable.

CONTRACTS IN PROCESS

     Costs and estimated earnings in excess of billings on uncompleted contracts represents costs incurred plus estimated profit, less amounts billed to customers. Incurred costs include production costs and related overhead.

                           J. C. CARTER COMPANY, INC.

                                  (UNAUDITED)

CONTINGENCIES

     During 1990, the Company received a cleanup and abatement order from the California Regional Ground Water Quality Control Board (Santa Ana Region) related to certain hazardous waste materials that are present under the Company's facilities. The Company filed an appeal of the order with the State Water Resources Control Board (the State Board). The Company continues to negotiate with the Regional Board as to that responsibility, if any, the Company will have for site investigation or cleanup. Management and their consultants believe that much of the pollution is from sources outside the Company, and the Company intends to vigorously defend against all liability arising from this issue.

     The potential costs related to the above matters, and the possible impact thereof on future operations, are uncertain and it is not possible at the present time to estimate the ultimate range of legal and financial liability with regard to the above matters. No reserve is included in accrued liabilities at June 30, 1997 for anticipated cleanup or other costs related to the hazardous waste materials mentioned in the previous paragraph. Management believes that the remaining liability will not materially affect the Company's financial condition, results of operations or liquidity.

     The Company is a defendant in various lawsuits. In the opinion of management, potential losses, if any, would not materially affect the Company's financial condition, results of operations or liquidity.

ACCOUNTING PRONOUNCEMENTS

     In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income." The Statement requires that an enterprise classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. The Company will adopt this standard during fiscal 1998. Such adoption is not expected to have a material effect on the Company.

     In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." The statement requires that a public business enterprises report financial and descriptive information about its reportable operating segments such as a measure of segment profit or loss, certain specific revenue and expense items, and segment assets. The Company will adopt this standard during fiscal 1998. Such adoption is not expected to have a material effect on the Company.

SUBSEQUENT EVENTS

     On August 1, 1997, the shareholders of J.C. Carter Company, Inc. entered into an agreement to sell 100% of the outstanding common stock of the Company to Argo-Tech Corporation for approximately $107.0 million in cash, subject to post-closing adjustment. The sale was completed on September 26, 1997.

     On August 25, 1997 the Company met with the California Regional Quality Control Board, Santa Ana Region (the "Board") to present recent results from newly installed wells. The Board's position is that both onsite remediation and offsite groundwater investigation will be required. The Company intends to propose additional solutions to the Board. The estimate to remediate onsite and investigate offsite groundwater is approximately $500,000 to $1,500,000. The shareholders of J.C. Carter Company, Inc. have agreed to indemnify Argo-Tech Corporation for the costs of all known environmental liabilities if the purchase agreement is finalized.

                                *  *  *  *  *  *

                         REPORT OF INDEPENDENT AUDITORS

Shareholders and Board of Directors
J.C. Carter Company, Inc.

     We have audited the accompanying balance sheets of J.C. Carter Company, Inc. as of December 31, 1996 and 1995, and the related statements of operations and retained earnings, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J.C. Carter Company, Inc. at December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                          /s/ Ernst & Young LLP

Long Beach, California
March 21, 1997

                           J.C. CARTER COMPANY, INC.

                                 BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                DECEMBER 31,
                                                              -----------------
                                                               1996      1995
                                                              -------   -------
ASSETS
CURRENT ASSETS:
  Cash......................................................  $    --   $   420
  Accounts receivable, net of allowance of $63 in 1996 and
     $73 in 1995............................................    5,161     4,741
  Note and accrued interest receivable from an
     officer/shareholder....................................    2,266     2,256
  Costs and estimated earnings in excess of billings on
     uncompleted contracts..................................      792       859
  Inventory.................................................   10,228    10,203
  Prepaid expenses and other................................      520       496
                                                              -------   -------
     Total current assets...................................   18,967    18,975
PROPERTY, PLANT AND EQUIPMENT, net..........................    5,549     5,142
                                                              -------   -------
TOTAL ASSETS................................................  $24,516   $24,117
                                                              =======   =======
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable..........................................  $ 3,071   $ 2,974
  Accrued liabilities.......................................    2,069     2,238
  Accrued bonuses...........................................    2,581     2,272
  Current portion of capital lease obligation...............       95        17
  Current portion of long-term debt.........................    8,680     8,800
                                                              -------   -------
     Total current liabilities..............................   16,496    16,301
CAPITAL LEASE OBLIGATION, less current portion..............      226        77
LONG-TERM DEBT, less current portion........................    2,387     3,658
COMMITMENTS AND CONTINGENCIES (Note 8)
SHAREHOLDERS' EQUITY:
  Common stock, no par value: authorized
     shares -- 2,000,000; issued and outstanding
     shares -- 1,125,000....................................    1,125     1,125
  Retained earnings.........................................    4,282     2,956
                                                              -------   -------
     Total shareholders' equity.............................    5,407     4,081
                                                              -------   -------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY..................  $24,516   $24,117
                                                              =======   =======

                 The accompanying notes to financial statements
                    are an integral part of this statement.

                           J.C. CARTER COMPANY, INC.

                 STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
                                 (IN THOUSANDS)

                                                               YEARS ENDED DECEMBER 31,
                                                              ---------------------------
                                                               1996      1995      1994
                                                              -------   -------   -------
Net revenues................................................  $44,450   $39,986   $38,727
Cost of revenues............................................   22,558    20,384    18,983
                                                              -------   -------   -------
  Gross profit..............................................   21,892    19,602    19,744
Selling, general and administrative.........................    7,919     6,760     6,452
Engineering and development.................................    2,007     2,062     2,008
Office of the President.....................................    9,339    10,994     7,963
                                                              -------   -------   -------
  Operating expenses........................................   19,265    19,816    16,423
                                                              -------   -------   -------
Income (loss) from operations...............................    2,627      (214)    3,321
Interest expense............................................      970       934       859
Other expense, net..........................................      226       101       396
                                                              -------   -------   -------
Income (loss) before income taxes...........................    1,431    (1,249)    2,066
Income tax provision........................................      105       188        60
                                                              -------   -------   -------
Net income (loss)...........................................    1,326    (1,437)    2,006
Retained earnings at beginning of year......................    2,956     4,393     2,387
                                                              -------   -------   -------
Retained earnings at end of year............................  $ 4,282   $ 2,956   $ 4,393
                                                              =======   =======   =======

                 The accompanying notes to financial statements
                    are an integral part of this statement.

                           J.C. CARTER COMPANY, INC.

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                YEARS ENDED DECEMBER 31,
                                                              -----------------------------
                                                               1996       1995       1994
                                                              -------    -------    -------
OPERATING ACTIVITIES:
  Net income (loss).........................................  $ 1,326    $(1,437)   $ 2,006
  Adjustments to reconcile net income (loss) to net cash
     provided by (used in) operating activities:
       Depreciation and amortization........................      587        860        455
       Provision for deferred income taxes..................        5          7         33
       Gain on sale of property, plant and equipment........     (214)       (19)       (11)
       Changes in operating assets and liabilities:
          Accounts receivable...............................     (420)    (1,187)     1,039
          Cost and estimated earnings in excess of billings
            on uncompleted contracts........................       67       (827)        (8)
          Inventory.........................................      (25)    (1,180)      (782)
          Prepaid expenses and other........................      (29)       102         23
          Note and accrued interest receivable from an
            officer/shareholder.............................      (10)      (227)       435
          Accounts payable and accrued liabilities..........      (72)       579     (2,185)
          Accrued bonuses...................................      309      2,272         --
                                                              -------    -------    -------
  Net cash provided by (used in) operating activities.......    1,524     (1,057)     1,005
INVESTING ACTIVITIES:
  Capital expenditures......................................   (4,991)      (712)      (867)
  Proceeds from sale of property, plant and equipment.......    4,211         30         12
  Long-term accounts receivable from officer/shareholder....       --         --         24
                                                              -------    -------    -------
  Net cash used in investing activities.....................     (780)      (682)      (831)
FINANCING ACTIVITIES:
  Proceeds from bank borrowings.............................       --      5,500      1,614
  Principal payments on debt................................   (1,261)    (6,067)    (1,500)
  Net (payments) borrowings on credit line..................     (130)     2,488     (1,088)
  Net borrowings (payments) on capital lease obligations....      227         84        (12)
  Net repayments on note receivable from
     officer/shareholder....................................       --         --        966
                                                              -------    -------    -------
  Net cash (used in) provided by financing activities.......   (1,164)     2,005        (20)
                                                              -------    -------    -------
NET (DECREASE) INCREASE IN CASH.............................     (420)       266        154
CASH AT BEGINNING OF YEAR...................................      420        154         --
                                                              -------    -------    -------
CASH AT END OF YEAR.........................................  $    --    $   420    $   154
                                                              =======    =======    =======

                 The accompanying notes to financial statements
                    are an integral part of this statement.

                           J. C. CARTER COMPANY, INC.

                         NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1996, 1995 AND 1994
1. SIGNIFICANT ACCOUNTING POLICIES

     OPERATIONS AND CREDIT RISK -- J. C. Carter Company, Inc. (the "Company") manufactures certain aircraft fluid control component parts, industrial marine cryogenic pumps, and special ground fueling components which are sold to U.S. and foreign government prime contractors and subcontractors, commercial airlines and airplane manufacturers.

     Sales under U.S. government prime contractors and subcontractors were $23,495,000, or 53% of total sales, $19,654,000, or 49% of total sales, and
$19,205,000, or 50% of total sales, in 1996, 1995 and 1994, respectively.

     INVENTORY -- Inventory is stated at the lower of cost or market. Cost has been determined under the first-in, first-out method.

     PROPERTY, PLANT AND EQUIPMENT -- Property, plant and equipment is stated on the basis of cost. Depreciation is computed using the straight-line method, at rates designated to distribute the cost of assets over the useful lives, estimated as follows:

Buildings and improvements...................           7 years
Furniture and fixtures.......................           5 years
Machinery and equipment......................         3-7 years

     REVENUE RECOGNITION -- The Company uses the unit-of-delivery or percentage-of-completion methods for recognizing sales and cost of sales under long-term contracts. A majority of revenues from product sales and long-term contracts are recorded as units are shipped. Revenues, which includes costs incurred plus a portion of estimated profit, applicable to certain fixed-price long-term contracts (principally design and development contracts), are recognized on the percentage-of-completion (cost to-cost) method, whereby revenue is measured by relating costs incurred to total estimated costs. Any anticipated losses on contracts are charged to earnings when identified. Revenues related to claims or contract changes that have not been completely priced, negotiated, documented or funded are not recognized unless realization is considered probable.

     Revenues, costs, and earnings on long-term contracts are based, in part, on estimates and as a result, actual earnings may differ from those estimates.

     CONTRACTS IN PROCESS -- Costs and estimated earnings in excess of billings on uncompleted contracts represents costs incurred plus estimated profit, less amounts billed to customers. Incurred costs include production costs and related overhead.

     General and administrative expenses and research and development expenses are considered period costs and, accordingly, are charged to operations on a current basis.

     Certain customers have title to, or security interest in, certain inventories by reason of progress payments.

     RESEARCH AND DEVELOPMENT -- Research and development expenses of $411,000, $416,000 and $512,000 in 1996, 1995 and 1994, respectively, are included in engineering and development costs and expenses in the accompanying statements of operations.

     RECLASSIFICATIONS -- Certain reclassifications have been made to the 1995 and 1994 financial statements to conform to the 1996 presentation.

     USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at

                           J. C. CARTER COMPANY, INC.

                        DECEMBER 31, 1996, 1995 AND 1994

the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. INVENTORY

     Inventory consists of the following (in thousands):

                                                                 DECEMBER 31,
                                                              ------------------
                                                               1996       1995
                                                              -------    -------
Finished goods awaiting shipment............................  $   249    $   283
Work in process.............................................    1,564      2,396
Material and spare parts....................................    8,415      7,524
                                                              -------    -------
                                                              $10,228    $10,203
                                                              =======    =======

     Inventory is reflected net of certain valuation allowances. Included in the inventory valuation allowance is a reserve of $503,000 and $623,000 at December 31, 1996 and 1995, respectively, for losses on certain contracts where the estimated cost at completion of the contract exceeds the contract sales value.

     Contracts in process are recorded net of progress payments received of approximately $1,284,000 and $0 at December 31, 1996 and 1995, respectively.

3. NOTE AND ACCRUED INTEREST RECEIVABLE FROM AN OFFICER/SHAREHOLDER

     The note and accrued interest receivable from an officer/shareholder, consisting of approximately $1,593,000 and $1,343,000 in borrowings and accrued interest amounting to $673,000 and $663,000 at December 31, 1996 and 1995, respectively, accrues interest at the bank's prime rate. The entire balance, including accrued interest amounting to $2,266,000 at December 31, 1996, was due on March 31, 1995. The Company is verbally extending the term on a monthly basis.

4. PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consists of the following (in thousands):

                                                                 DECEMBER 31,
                                                              ------------------
                                                               1996       1995
                                                              -------    -------
Land........................................................  $ 2,909    $ 2,909
Buildings and improvements..................................    1,664      1,645
Furniture and fixtures......................................    1,475      1,883
Machinery and equipment.....................................    6,381      5,639
                                                              -------    -------
                                                               12,429     12,076
Less accumulated depreciation and amortization..............    6,880      6,934
                                                              -------    -------
                                                              $ 5,549    $ 5,142
                                                              =======    =======

                           J. C. CARTER COMPANY, INC.

                        DECEMBER 31, 1996, 1995 AND 1994

5. LONG-TERM DEBT

     Long-term debt consists of the following (in thousands):

                                                                 DECEMBER 31,
                                                              ------------------
                                                               1996       1995
                                                              -------    -------
Credit line with a bank for borrowings up to $9,500,
  expiring May 31, 1997, with interest payable at either the bank's reference rate plus .25% or the Eurodollar rate
  plus 2.25%................................................  $ 7,370    $ 7,500
Term loan with a bank for borrowings up to $5,500, expiring
  July 31, 1999, with principal and interest payable monthly at the bank's reference rate plus .375%, cost of funds
  rate plus 2.375% or the Eurodollar rate plus 2.375%.......    3,658      4,958
Other long-term debt........................................       39         --
                                                              -------    -------
                                                               11,067     12,458
Less current portion........................................    8,680      8,800
                                                              -------    -------
                                                              $ 2,387    $ 3,658
                                                              =======    =======

     The bank facility requires the Company to maintain certain net worth, debt to equity, and other financial ratio levels and is secured by substantially all of the assets of the Company.

     The Company had $1,500,000 of available letters of credit, of which, $1,247,000 and $1,500,000 were unused at December 31, 1996 and 1995, respectively.

     Interest paid was $1,047,000, $984,000 and $716,000 during 1996, 1995 and
1994, respectively. Maturities of long-term debt are as follows (in thousands):

1997........................................................  $ 8,680
1998........................................................    1,316
1999........................................................    1,071
                                                              -------
Total.......................................................  $11,067
                                                              =======

6. LEASES

     The Company leases various office equipment under both capital and operating leases. Included in machinery and equipment is $344,000 and $95,000 at December 31, 1996 and 1995, respectively, under capital leases. Accumulated amortization of equipment under capital lease amounted to $19,000 and $0 at December 31, 1996 and 1995, respectively, and is included in accumulated depreciation and amortization.

                           J. C. CARTER COMPANY, INC.

                        DECEMBER 31, 1996, 1995 AND 1994

     Future minimum payments, by year and in the aggregate, under capital leases and noncancelable operating leases with initial or remaining terms of one year or more, consisted of the following at December 31, 1996 (in thousands):

                                                              CAPITAL    OPERATING
                                                              LEASES      LEASES
                                                              -------    ---------
1997........................................................   $121       $  696
1998........................................................    121          603
1999........................................................    121          576
2000........................................................     25          576
2001........................................................     --           48
                                                               ----       ------
Total minimum lease payments................................    388       $2,499
                                                                          ======
Amounts representing interest...............................     67
                                                               ----
Present value of net minimum lease payments (including $95
  classified as current)....................................   $321
                                                               ====

     Gross rental expense on operating leases was $759,000, $660,000 and $555,000 in 1996, 1995 and 1994, respectively.

7. INCOME TAXES

     The components of income tax expense are as follows (in thousands):

                                                                  DECEMBER 31,
                                                              --------------------
                                                              1996    1995    1994
                                                              ----    ----    ----
Current:
  Federal...................................................  $120    $237    $ 27
  State.....................................................   (20)    (56)     --
                                                              ----    ----    ----
                                                               100     181      27
Deferred -- State...........................................     5       7      33
                                                              ----    ----    ----
     Total..................................................  $105    $188    $ 60
                                                              ====    ====    ====

     Significant components of the Company's deferred tax assets as of December 31, 1996 and 1995, are as follows (in thousands):

                                                              DECEMBER 31,
                                                              ------------
                                                              1996    1995
                                                              ----    ----
Deferred tax assets:
  Bonus accrual.............................................  $ 39    $ 33
  Manufacturing investment credit...........................    34      35
  Excess and obsolete inventory reserve.....................    15      13
  Other.....................................................    28      40
                                                              ----    ----
     Total..................................................  $116    $121
                                                              ====    ====

                           J. C. CARTER COMPANY, INC.

                        DECEMBER 31, 1996, 1995 AND 1994

     The following table reconciles the provision for income taxes to the statutory income tax rate (in thousands):

                                                                   DECEMBER 31,
                                                              -----------------------
                                                              1996     1995     1994
                                                              -----    -----    -----
State income tax provision (benefit)........................  $  21    $ (18)   $  31
Federal built-in gains tax..................................    120      237       27
Manufacturing investment tax credit.........................    (43)     (35)      --
Other.......................................................      7        4        2
                                                              -----    -----    -----
                                                              $ 105    $ 188    $  60
                                                              =====    =====    =====
Effective tax rate..........................................   7.34%   15.05%    2.90%
                                                              =====    =====    =====

     The manufacturing investment credit expires through fiscal 2006. Effective October 1, 1992, the shareholders of the Company elected under Subchapter S of the Internal Revenue Code to include the Company's income in their own income for federal income tax purposes. Accordingly, effective October 1, 1992, the Company is not generally subject to federal income tax and is subject to a 1.5% state franchise tax. In addition to the franchise tax, the Company is subject to a federal tax on built-in gains recognized on the disposition of any prior appreciated C-Corporation assets within 10 years from the first day of the S-Corporation's first tax year. Income taxes paid were $156,000, $220,000 and $50,000 during 1996, 1995 and 1994, respectively.

     Effective January 1, 1997, the Company voluntarily terminated the Subchapter S tax status and will be taxed at the applicable state and federal statutory rates. The Company will receive a tax benefit of approximately $2,207,000 in fiscal 1997, for the impact on the deferred assets for the change in tax status. If the Company were taxed at the applicable C-Corporation state and federal statutory rates, net income and tax expense (benefit) for the years ending December 31, 1996, 1995 and 1994, would have been approximately (in thousands):

                                                                DECEMBER 31,
                                                        -----------------------------
                                                         1996       1995       1994
                                                        -------    -------    -------
Income (loss) before income taxes.....................  $ 1,431    $(1,249)   $ 2,066
Pro forma tax expense (benefit).......................      529       (535)       826
                                                        -------    -------    -------
Pro forma net income (loss)...........................  $   902    $  (714)   $ 1,240
                                                        =======    =======    =======

8. CONTINGENCIES

     During 1990, the Company received a cleanup and abatement order from the California Regional Ground Water Quality Control Board (Santa Ana Region) related to certain hazardous waste materials that are present under the Company's facilities. The Company filed an appeal of the order with the State Water Resources Control Board (the State Board). The Company continues to negotiate with the Regional Board as to what responsibility, if any, the Company will have for site investigation or cleanup. Management and their consultants believe that much of the pollution is from sources outside the Company, and the Company intends to vigorously defend against all liability arising from this issue.

     The potential costs related to the above matters, and the possible impact thereof on future operations, are uncertain and it is not possible at the present time to estimate the ultimate range of legal and financial liability with regard to the above matters. Included in accrued liabilities is $0 and $250,000 at December 31, 1996 and 1995, for anticipated cleanup or other costs related to the hazardous waste materials mentioned in the previous paragraph. Management believes that the remaining liability will not materially affect the Company's financial condition, results of operations or liquidity.

                           J. C. CARTER COMPANY, INC.

                        DECEMBER 31, 1996, 1995 AND 1994

     The Company is a defendant in various lawsuits. In the opinion of management, potential losses, if any, would not materially affect the Company's financial condition, results of operations or liquidity.

9. EMPLOYEES' 401(k) PLAN

     The Company maintains a 401(k) Plan (the "Plan"), which is qualified under the Internal Revenue Code. Substantially all employees over age 21 are eligible to participate in the Plan after six months of employment. Employees may make voluntary contributions to the Plan, which are matched by the Company, subject to certain limitations. The Company's contributions, recognized as expense, were approximately $414,000, $350,000 and $382,000 in 1996, 1995 and 1994,
respectively.

10. EVENTS (UNAUDITED) SUBSEQUENT TO THE DATE OF THE REPORT OF INDEPENDENT AUDITORS

     On August 1, 1997, the shareholders of J.C. Carter Company, Inc. entered into an agreement to sell 100% of the outstanding common stock of the Company to Argo-Tech Corporation for approximately $107.0 million in cash, subject to post-closing adjustment. The sale was completed on September 26, 1997.

     On August 25, 1997 the Company met with the California Regional Quality Control Board, Santa Ana Region (the "Board") to present recent results from newly installed wells. The Board's position is that both onsite remediation and offsite groundwater investigation will be required. The Company intends to propose additional solutions to the Board. The estimate to remediate onsite and investigate offsite groundwater is approximately $500,000 to $1,500,000. The shareholders of J.C. Carter Company, Inc. have agreed to indemnify Argo-Tech Corporation for the costs of all known environmental liabilities if the purchase agreement is finalized.

     The Company's logo is at the top of the page. There is a photograph of a KC-135 tanker aircraft about to refuel an F-16 fighter aircraft. Photographs labeled "Aerial Refueling Coupling," "Aerial Refueling Pump," "Boost and Transfer Pump," "Lube and Scavenge Pump" and "Main Engine Pump" point to the KC-135, and indicates where such Company-manufactured equipment would be used on an appropriate aircraft. Photographs labeled "Main Engine Pump" and "Fuel Flow Proportions" point to the F-16, indicating where such Company-manufactured equipment is used on the F-16. Beneath those photographs, under the heading "Ground Fueling Equipment" are photographs labeled "Pressure Coupler," "AVR 2000 Fuel Delivery Meter" and "Underwing Nozzle." The Argo-Tech logo appears at the bottom of the page.

------------------------------------------------------
------------------------------------------------------

  NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Prospectus Summary....................     1
Risk Factors..........................     7
Use of Proceeds.......................    13
Dividend Policy.......................    13
Forward-Looking Information...........    13
Capitalization........................    14
Dilution..............................    15
Unaudited Pro Forma Consolidated
  Financial Information...............    16
Selected Consolidated Financial
  Information.........................    20
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    22
Business..............................    32
Management............................    44
Certain Transactions..................    53
Principal and Selling Shareholders....    54
Description of Common Shares..........    56
Shares Eligible for Future Sale.......    59
Certain United States Federal Tax
  Considerations to Non-U.S.
  Holders.............................    60
Underwriting..........................    62
Legal Matters.........................    64
Experts...............................    64
Available Information.................    64
Index to Financial Statements.........   F-1


                            ------------------------
  UNTIL             , 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON SHARES OFFERED HEREBY, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------

                                5,400,000 SHARES

                                [ARGO-TECH LOGO]

                                   ARGO-TECH
                                  GROUP, INC.
                                 COMMON SHARES
                            ------------------------
                                   PROSPECTUS
                            ------------------------
                                 BT Alex. Brown

                               McDonald & Company
                                Securities, Inc.
                                         , 1998

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